UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 11, 2023

TRITON INTERNATIONAL LIMITED

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Bermuda	001-37827	98-1276572
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Victoria Place, 5th Floor, 31 Victoria Street Hamilton HM 10, Bermuda
(Address of Principal Executive Offices, including Zip Code)

Telephone: (411) 294-8033

Registrant’s telephone number, including area code:

Not applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common shares, $0.01 par value per share	TRTN	New York Stock Exchange
8.50% Series A Cumulative Redeemable Perpetual Preference Shares	TRTN PRA	New York Stock Exchange
8.00% Series B Cumulative Redeemable Perpetual Preference Shares	TRTN PRB	New York Stock Exchange
7.375% Series C Cumulative Redeemable Perpetual Preference Shares	TRTN PRC	New York Stock Exchange
6.875% Series D Cumulative Redeemable Perpetual Preference Shares	TRTN PRD	New York Stock Exchange
5.75% Series E Cumulative Redeemable Perpetual Preference Shares	TRTN PRE	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On April 11, 2023, Triton International Limited, an exempted company limited by shares incorporated under the laws of Bermuda (“Triton” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Brookfield Infrastructure Corporation, a corporation organized under the laws of British Columbia (the “Public Parent” or “BIPC”), Thanos Holdings Limited, an exempted company limited by shares incorporated under the laws of Bermuda (“Parent”) and Thanos MergerSub Limited, an exempted company limited by shares incorporated under the laws of Bermuda and a subsidiary of Parent (“Merger Sub”), pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger (the “Surviving Company”) as a subsidiary of Parent.

Merger Consideration

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), and as a result of the Merger, each common share, par value $0.01 per share, of the Company (the “Shares”) issued and outstanding immediately prior to the Effective Time (other than (A) Shares owned by the Company or any of its wholly owned subsidiaries, (B) Shares owned by Public Parent, Parent, Merger Sub or any of their wholly owned subsidiaries and (C) any dissenting Shares), will be canceled and automatically converted into the right to receive $68.50 per Share in cash and $16.50 per Share in Class A exchangeable subordinate voting shares of Public Parent (“BIPC Shares”), based on the volume weighted average price of BIPC Shares for the 10 trading days ending April 11, 2023 (the “Merger Consideration”). The stock portion of the Merger Consideration will be subject to a collar mechanism based on the volume weighted average price of BIPC Shares on the New York Stock Exchange (the “NYSE”) over the 10 trading days ending on the second trading day prior to the Effective Time (the “BIPC Final Stock Price”). If the BIPC Final Stock Price is greater than or equal to $42.36 but less than or equal to $49.23, shareholders will receive a number of BIPC Shares between 0.3352 and 0.3895 per Share equal to $16.50 in value. Shareholders will receive 0.3895 BIPC Shares per Share if the BIPC Final Stock Price is below $42.36, and 0.3352 BIPC Shares per Share if the BIPC Final Stock Price is above $49.23.

Shareholders will have the option to elect to receive their consideration in cash, BIPC Shares or the mixture described above, subject to pro rata cut backs to the extent cash or BIPC Shares are oversubscribed. Each Share for which no election or an invalid election is received will be deemed to have elected for the remaining form of consideration after satisfaction of the other shareholders’ elections.

Pursuant to the Merger Agreement, at the Effective Time, each of the Company’s unvested restricted shares and restricted share units outstanding as of immediately prior to the Effective Time will be converted into the right to receive an amount in cash equal to the product obtained by multiplying (x) the number of shares subject to such restricted share or restricted share unit (with respect to any performance-based vesting requirements, assuming attainment of the maximum level of performance (for awards granted prior to 2024) or the target level of performance (for awards granted in 2024, if any) under the terms of the applicable award agreement), as applicable, and (y) the cash value of the Merger Consideration, plus any unpaid cash in respect of dividends accrued prior to the Effective Time with respect to such restricted share or restricted share unit, subject to applicable tax withholdings (the “Unvested Company Equity Award Consideration”). Subject to the applicable holder’s continued service with Parent and its affiliates (including the Surviving Company), the Unvested Company Equity Award Consideration will vest and become payable upon the earlier to occur of the satisfaction of the vesting conditions (including any vesting acceleration provisions) that applied to the corresponding portion of the applicable unvested restricted shares or restricted share units immediately prior to the Effective Time, or for awards granted prior to 2024, the twelve month anniversary of the Effective Time. The Unvested Company Equity Award Consideration will otherwise remain subject to the same terms and conditions that were applicable to the underlying Company restricted share or restricted share unit, as applicable, immediately prior to the Effective Time.

The Company’s Series A-E cumulative redeemable perpetual preference shares (the “Preference Shares”) will continue as preference shares of the Surviving Company and will remain outstanding following the closing of the Merger.

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Conditions to the Merger

The Merger is subject to customary closing conditions, including: (i) the approval of the Merger Agreement by holders of more than 50% of the Shares and the Preference Shares, voting together as if they were a single class (the “Requisite Company Vote”); (ii) the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and, if applicable, any contractual waiting periods under any timing agreements with a governmental entity applicable to the consummation of the Merger, and the receipt of certain other approvals, clearances or expirations of waiting periods under other applicable antitrust laws, including by the European Commission and China; (iii) the receipt of clearance from the Committee on Foreign Investment in the United States; (iv) the absence of an injunction or law restraining, enjoining, rendering illegal or otherwise prohibiting consummation of the Merger; (v) the Securities and Exchange Commission (the “SEC”) having declared effective registration statements with respect to the BIPC Shares issuable to shareholders of the Company, and the units such stock consideration is exchangeable into, and no stop order or similar restraining order by the SEC suspending the effectiveness of a registration statement being in effect; (vi) the authorization for listing on the NYSE and conditional approval for listing on the Toronto Stock Exchange for the BIPC Shares issuable to shareholders of the Company; (vii) subject to customary materiality qualifiers, the accuracy of the representations and warranties contained in the Merger Agreement; (viii) the absence of any Company Material Adverse Effect (as defined in the Merger Agreement); (ix) the absence of any Parent Burdensome Condition (as defined in the Merger Agreement); and (x) performance in all material respects by the other party of its covenants under the Merger Agreement.

Representations and Warranties; Covenants; No-Shop

The Merger Agreement contains customary representations, warranties and covenants, including, among others, covenants by the Company to conduct its business in the ordinary course between execution of the Merger Agreement and the Effective Time, to convene a meeting of the Company’s shareholders to consider and vote upon the adoption and approval of the Merger Agreement, the Statutory Merger Agreement and the Merger, and certain other covenants regarding the operation of the business of the Company and its subsidiaries prior to the Effective Time.

Additionally, the Company is bound by a covenant not to initiate, solicit, propose, knowingly encourage or knowingly facilitate any competing acquisition proposals. However, at any time before receiving the Requisite Company Vote, if the board of directors of the Company (the “Board”) determines in good faith, after consultation with its financial advisor and outside legal counsel, that an acquisition proposal constitutes or is reasonably likely to lead to a “Superior Proposal” (as defined in the Merger Agreement), then the Company is permitted to engage in discussions or negotiations with the third party with respect to such third party’s acquisition proposal.

Before receiving the Requisite Company Vote, if there has been no breach (other than an immaterial breach) of the Company’s obligations under the no-shop provisions in the Merger Agreement and an unsolicited, bona fide written acquisition proposal is received by the Company, the Board may cause the Company to terminate the Merger Agreement to enter into an alternative acquisition agreement for a Superior Proposal or change its recommendation that the Company’s shareholders vote in favor of the Merger, if the Board determines that failure to do so would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, subject to certain matching rights in favor of Parent. The Board may also withdraw or change its recommendation that the Company’s shareholders vote in favor of the Merger in response to an “Intervening Event” (as defined in the Merger Agreement), subject to the foregoing procedural requirements.

Termination and Termination Fees

The Merger Agreement contains customary termination rights for either party, including: (i) by mutual written consent, (ii) if the Merger has not have been consummated by 5:00 p.m. (New York time) on April 11, 2024 (the “Outside Date”); (iii) failure to obtain the Requisite Company Vote; or (iv) as a result of any law that prohibits consummation of the Merger.

In addition, the Company may terminate the Merger Agreement (i) if there has been a breach by Public Parent, Parent or Merger Sub that would cause the closing conditions not to be satisfied, subject to a cure period, (ii) at any time prior to the Requisite Company Vote being obtained, in order for the Company to enter into an alternative

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acquisition agreement with respect to a Superior Proposal, so long as the Company has complied with the no-shop and change of recommendation provisions in the Merger Agreement in all material respects and has paid the termination fee described below, and (iii) if all closing conditions have been satisfied or waived, the Company stands ready to close, and Parent and Merger Sub fail to timely close the Transactions.

Public Parent or Parent may terminate the Merger Agreement if (i) there has been a breach by the Company that would cause the closing conditions not to be satisfied, subject to a cure period, (ii) the Board changes its recommendation with respect to the Merger before the Requisite Company Vote is obtained, (iii) the Company fails to recommend against a tender offer or exchange offer that constitutes an acquisition proposal within 10 business days of commencement of such offer or (iv) following the receipt by the Company of an acquisition proposal that has been publicly disclosed, the Company fails to publicly reaffirm the Board’s recommendation with respect to the Merger Agreement within 10 business days of Public Parent or Parent’s written request.

Upon termination of the Merger Agreement under specified circumstances, including if the Company terminates the Merger Agreement to enter into an alternative acquisition agreement with respect to a Superior Proposal or Parent terminates the Merger Agreement as a result of the Board changing its recommendation, the Company will be required to pay to Parent a termination fee of $141,382,000. Parent will be required to pay to the Company a termination fee of $329,891,000 if the Merger Agreement is terminated by the Company due to Parent’s or Public Parent’s breach of the Merger Agreement or failure to close when all closing conditions have been satisfied. Affiliates of Public Parent have provided a limited guarantee with respect to the payment of the termination fee payable by Parent, in each case, subject to the terms of the Merger Agreement and of such limited guarantee.

A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

The Merger Agreement has been attached as an exhibit to provide investors and shareholders with information regarding its terms. It is not intended to provide any other factual information about the Company, Public Parent, Parent or Merger Sub. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the contracting parties. The representations and warranties contained in the Merger Agreement have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement, do not establish these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors and shareholders accordingly should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Public Parent, Parent, Merger Sub or any of their respective subsidiaries or affiliates. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules that the Company exchanged with Public Parent, Parent and Merger Sub in connection with the execution of the Merger Agreement. The Company’s shareholders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Public Parent, Parent or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements.” Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the following: risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals and failure to obtain the requisite vote by the Triton’s shareholders) in the anticipated timeframe or at all, including the possibility that the proposed acquisition does not close; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement, including in circumstances requiring Triton to pay a termination fee; the possibility that competing offers may be made; risks related to the ability to realize the anticipated benefits of

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the proposed acquisition, including the possibility that the expected benefits from the acquisition will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; continued availability of capital and financing and rating agency actions; disruptions in the financial markets; certain restrictions during the pendency of the transaction that may impact Triton’s ability to pursue certain business opportunities or strategic transactions; risks related to diverting management’s attention from Triton’s ongoing business operation; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Triton’s common shares or BIPC Shares and/or operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition, other business effects and uncertainties, including the effects of industry, market, business, economic, political or regulatory conditions; decreases in the demand for leased containers; decreases in market leasing rates for containers; difficulties in re-leasing containers after their initial fixed-term leases; customers’ decisions to buy rather than lease containers; increases in the cost of repairing and storing Triton’s off-hire containers; Triton’s dependence on a limited number of customers and suppliers; customer defaults; decreases in the selling prices of used containers; the impact of COVID-19 or future global pandemics on Triton’s business and financial results; risks resulting from the political and economic policies of the United States and other countries, particularly China, including but not limited to, the impact of trade wars, duties, tariffs or geo-political conflict; risks stemming from the international nature of Triton’s business, including global and regional economic conditions, including inflation and attempts to control inflation, and geopolitical risks such as the ongoing war in Ukraine; extensive competition in the container leasing industry and developments thereto; decreases in demand for international trade; disruption to Triton’s operations from failures of, or attacks on, Triton’s information technology systems; disruption to Triton’s operations as a result of natural disasters; compliance with laws and regulations related to economic and trade sanctions, security, anti-terrorism, environmental protection and anti-corruption; the availability and cost of capital; restrictions imposed by the terms of Triton’s debt agreements; and changes in tax laws in Bermuda, the United States and other countries.

You should carefully consider the foregoing factors and the other risks and uncertainties that affect Triton’s business described in the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections of its Annual Report on Form 10-K and other documents filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”), and BIPC’s business described in the “Risk Factors” and “Forward-Looking Statements” sections of its Annual Report on Form 20-F, all of which are available at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Triton and BIPC assume no obligation to, and do not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Triton and BIPC do not give any assurance that it will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed transaction, BIPC intends to file a registration statement on Form F-4 with the SEC that will include a proxy statement for a special meeting of Triton’s shareholders to approve the proposed transaction and that will also constitute a prospectus for the BIPC Shares that will be issued in the proposed transaction. Each of BIPC and Triton may also file other relevant documents with the SEC and, in the case of BIPC, with the applicable Canadian securities regulatory authorities, regarding the proposed acquisition. This communication is not a substitute for the registration statements, the proxy statement/prospectus (if and when available) or any other document that BIPC or Triton may file with the SEC and, in the case of BIPC, with the applicable Canadian securities regulatory authorities, with respect to the proposed transaction. The definitive proxy statement/prospectus will be mailed to Triton’s shareholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BIPC, TRITON AND THE PROPOSED TRANSACTION.

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Investors and security holders will be able to obtain copies of these materials (if and when they are available) and other documents containing important information about BIPC, Triton and the proposed transaction, once such documents are filed with the SEC free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC or applicable Canadian securities regulatory authorities by BIPC will be made available free of charge on BIPC’s website at https://bip.brookfield.com/bip/reports-filings/regulatory-filings. Copies of documents filed with the SEC by Triton will be made available free of charge on Triton’s investor relations website at https://www.tritoninternational.com/investors.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

BIPC, Triton and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Triton’s shareholders in connection with the proposed transaction. Information about Triton’s directors and executive officers is set forth in the proxy statement for Triton’s 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 15, 2023. Information about BIPC’s directors and executive officers is set forth in BIPC’s Annual Report on Form 20-F, which was filed with the SEC on March 17, 2023. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement and other relevant materials regarding the acquisition to be filed with the SEC in respect of the proposed transaction when they become available. These documents can be obtained free of charge from the sources indicated above in “Additional Information and Where to Find It”.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of April 11, 2023, by and among Triton International Limited, Brookfield Infrastructure Corporation, Thanos Holdings Limited and Thanos MergerSub Limited.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant will furnish the omitted schedules to the U.S. Securities and Exchange Commission upon request by the Commission.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRITON INTERNATIONAL LIMITED

By:	/s/ Carla L. Heiss
Name:	Carla L. Heiss
Title:	Senior Vice President, General Counsel and Secretary

Date: April 12, 2023

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Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

TRITON INTERNATIONAL LIMITED,

BROOKFIELD INFRASTRUCTURE CORPORATION,

THANOS HOLDINGS LIMITED

and

THANOS MERGERSUB LIMITED

Dated as of April 11, 2023

TABLE OF CONTENTS

Page

ARTICLE I

Closing; Certificate of Merger and Effective Time; The Merger

1.1	Closing	2
1.2	Merger Effective Time	2
1.3	The Merger	2
1.4	Effects of Merger	2
1.5	Closing Funds	3

ARTICLE II

Memorandum of Association, Bye-Laws, Directors and Officers of the Surviving Company

2.1	Memorandum of Association and Bye-Laws of the Surviving Company	3
2.2	Directors of the Surviving Company	3
2.3	Officers of the Surviving Company	4

ARTICLE III

Effect of the Merger on Share Capital; Delivery of Merger Consideration

3.1	Effect of the Merger on Share Capital	4
3.2	Election Procedures; Allocation of Merger Consideration	5
3.3	Exchange of Eligible Shares and Delivery of Merger Consideration	8
3.4	Treatment of Equity Awards	13
3.5	Adjustments to Prevent Dilution	15
3.6	Surviving Company Shares	15

ARTICLE IV

Representations and Warranties of the Company

4.1	Organization, Good Standing and Qualification	16
4.2	Capital Structure	16
4.3	Corporate Authority; Approval and Fairness	18
4.4	Governmental Filings; No Violations	18
4.5	Compliance with Laws; Licenses	19
4.6	Company Reports	21
4.7	Disclosure Controls and Procedures and Internal Control Over Financial Reporting	22
4.8	Financial Statements; No Undisclosed Liabilities	23
4.9	Litigation	23

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4.10	Absence of Certain Changes	23
4.11	Material Contracts	24
4.12	Container Leases	27
4.13	Employee Benefits	27
4.14	Labor Matters	28
4.15	Environmental Matters	29
4.16	Tax Matters	30
4.17	Leased Real Property; Personal Property	32
4.18	Intellectual Property	33
4.19	Insurance	35
4.20	Brokers and Finders	35
4.21	Anti-Takeover Provisions	35
4.22	Related Party Transactions	35
4.23	No Other Representations or Warranties; Non-Reliance	35

ARTICLE V

Representations and Warranties of Public Parent

5.1	Organization, Good Standing and Qualification	36
5.2	Capital Structure	37
5.3	Corporate Authority	37
5.4	Governmental Filings; No Violations; Certain Contracts	38
5.5	Public Parent Reports	38
5.6	Disclosure Controls and Procedures and Internal Control Over Financial Reporting	39
5.7	Financial Statements; No Undisclosed Liabilities	40
5.8	Compliance with Laws	41
5.9	Litigation	42
5.10	Absence of Certain Changes	43
5.11	Absence of Certain Agreements	43
5.12	Brokers and Finders	43
5.13	Anti-Takeover Provisions	43
5.14	No Other Representations or Warranties; Non-Reliance	43

ARTICLE VI

Representations and Warranties of Parent

6.1	Organization, Good Standing and Qualification	44
6.2	Corporate Authority	44
6.3	Governmental Filings; No Violations	45
6.4	Litigation	46
6.5	Absence of Certain Agreements	46
6.6	Financings	46
6.7	Solvency	48
6.8	Brokers and Finders	48
6.9	No Other Representations or Warranties; Non-Reliance	48

ARTICLE VII

Representations and Warranties of Merger Sub

7.1	Organization, Good Standing and Qualification	49
7.2	Capitalization and Business of Merger Sub	49
7.3	Corporate Authority; Approval	49
7.4	Governmental Filings; No Violations	50
7.5	Brokers and Finders	51
7.6	No Other Representations or Warranties; Non-Reliance	51

ARTICLE VIII

Covenants

8.1	Company Interim Operations	52
8.2	Public Parent Interim Operations	57
8.3	Acquisition Proposals; Change in Recommendation	58
8.4	Company Shareholders Meeting	61
8.5	Approval of Sole Shareholder of Merger Sub	62
8.6	Proxy Statement/Prospectus Filing; Other Regulatory Matters	62
8.7	Status and Notifications	67
8.8	Third-Party Consents	67
8.9	Information and Access	67
8.10	Publicity	69
8.11	Employee Matters	70
8.12	Equity Awards	71
8.13	Indemnification; Directors’ and Officers’ Insurance	72
8.14	Treatment of Certain Existing Indebtedness	74
8.15	Takeover Statutes	75
8.16	Transaction Litigation	75
8.17	Section 16 Matters	75
8.18	NYSE / TSX Listing; Delisting and Deregistration	75
8.19	Financing Cooperation	76
8.20	Parent Financing	78
8.21	Bermuda Required Actions	80
8.22	Limited Guarantee	81

ARTICLE IX

Conditions to Effect the Closing

9.1	Conditions to Each Party’s Obligation to Effect the Closing	81
9.2	Conditions to Public Parent’s, Parent’s and Merger Sub’s Obligation to Effect the Closing	82
9.3	Conditions to the Company’s Obligation to Effect the Closing	83

ARTICLE X

Termination

10.1	Termination by Mutual Written Consent	84
10.2	Termination by Either the Company, Public Parent or Parent	84
10.3	Termination by the Company	84
10.4	Termination by Public Parent or Parent	85
10.5	Notice of Termination; Effect of Termination and Abandonment	86

ARTICLE XI

Miscellaneous and General

11.1	Survival	89
11.2	Notices	89
11.3	Expenses	91
11.4	Transfer Taxes	91
11.5	Amendment or Other Modification; Waiver	91
11.6	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	92
11.7	Specific Performance	93
11.8	Third-Party Beneficiaries	94
11.9	Fulfillment of Obligations	94
11.10	Successors and Assigns	94
11.11	Entire Agreement	95
11.12	Severability	95
11.13	Counterparts; Effectiveness	96
11.14	Definitions	96
11.15	Interpretation and Construction	96
11.16	Waiver of Claims Against Financing Sources	98

EXHIBITS AND SCHEDULES

EXHIBITS

Exhibit A	Definitions
Exhibit B	Statutory Merger Agreement

SCHEDULES

Company Disclosure Schedule

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of April 11, 2023 (this “Agreement”), is entered into by and among Triton International Limited, an exempted company limited by shares incorporated under the Laws of Bermuda (the “Company”), Brookfield Infrastructure Corporation, a corporation formed under the Laws of British Columbia (“Public Parent”), Thanos Holdings Limited, an exempted company limited by shares incorporated under the Laws of Bermuda (“Parent”), and Thanos MergerSub Limited, an exempted company limited by shares incorporated under the Laws of Bermuda and a Subsidiary of Parent (“Merger Sub” and, together with the Company, Public Parent and Parent, the “Parties”). Capitalized terms are used herein with the definitions set forth in Exhibit A.

RECITALS

WHEREAS, the Parties intend that, upon the terms and subject to the conditions of this Agreement and a statutory merger agreement among the Company and Merger Sub, substantially in the form set forth in Exhibit B (the “Statutory Merger Agreement”), and in accordance with the applicable provisions of the Companies Act, Merger Sub will merge with and into the Company, with the Company as the surviving company (the “Merger”);

WHEREAS, the Company Board has unanimously (a) approved and declared advisable this Agreement and the Statutory Merger Agreement and the Transactions, (b) determined that the terms of this Agreement and the Statutory Merger Agreement are fair to and in the best interests of the Company and the holders of Shares (other than Excluded Shares that are not Dissenting Shares), (c) determined that the Merger Consideration constitutes fair value for each Share in accordance with the Companies Act, (d) determined that the continuation of Company Preference Shares as preference shares of the Surviving Company as described in Section 3.1(e) constitutes fair value for each Company Preference Share in accordance with the Companies Act, (e) directed that this Agreement and the Statutory Merger Agreement be submitted to the holders of Shares and Company Preference Shares for their adoption, and (f) resolved, subject to the terms and conditions set forth in this Agreement and the Statutory Merger Agreement, to recommend that the holders of Shares and Company Preference Shares adopt this Agreement, the Statutory Merger Agreement and the Merger;

WHEREAS, the board of directors of Public Parent, the board of directors of Parent and the board of directors of Merger Sub have each approved this Agreement and the Statutory Merger Agreement and determined that the terms of this Agreement and the Statutory Merger Agreement are in the best interests of their respective companies and shareholders, and declared the advisability of this Agreement, the Statutory Merger Agreement and the Transactions; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the Transactions.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

CLOSING; CERTIFICATE OF MERGER AND EFFECTIVE TIME; THE MERGER

1.1 Closing. The Closing shall take place by electronic exchange of signatures at 8:00 a.m. (New York time) on the tenth Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article IX (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions) or at such other date, time and place as the Parties may agree in writing.

1.2 Merger Effective Time. On the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement, the Company, Public Parent, Parent and Merger Sub will (a) on the Closing Date, execute and deliver the Statutory Merger Agreement, (b) on or prior to the Closing Date, cause an application for registration of the Surviving Company (the “Merger Application”) to be executed and delivered to the Registrar of Companies in Bermuda (the “Registrar”) as provided under Section 108 of the Companies Act and to be accompanied by the documents required by Section 108(2) of the Companies Act and (c) cause to be included in the Merger Application a request that the Registrar issue the certificate of merger with respect to the Merger (the “Certificate of Merger”) on the Closing Date at the time of day mutually agreed upon by the Company, Public Parent and Parent and set forth in the Merger Application. The Merger shall become effective upon the issuance of the Certificate of Merger by the Registrar at the time and date shown on the Certificate of Merger (such time as the Merger becomes effective being the “Effective Time”).

1.3 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement, and pursuant to Section 104H of the Companies Act, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving company in the Merger (such surviving company, the “Surviving Company”).

1.4 Effects of Merger. From and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the Statutory Merger Agreement and Section 109(2) of the Companies Act. Without limiting the generality of the foregoing:

(a) the Parties acknowledge and agree that (i) the Merger shall be effected so as to constitute a “merger” as such term is understood under the Companies Act and (ii) the Surviving Company shall be deemed to be a “surviving company” in accordance with Section 104H of the Companies Act;

(b) pursuant to Section 109(2) of the Companies Act, from and after the Effective Time: (i) the Merger and the vesting of the undertaking, property and liabilities of the Company and Merger Sub in the Surviving Company shall become effective; (ii) the Surviving Company shall continue to be liable for the obligations and liabilities of each of the Company and Merger Sub; (iii) any existing cause of action, claim or liability to prosecution shall be unaffected; (iv) any civil, criminal or administrative action or proceeding pending by or against the Company or Merger Sub may be continued to be prosecuted by or against the

Surviving Company; (v) a conviction against, or ruling, order or judgment in favor of or against, the Company or Merger Sub may be enforced by or against the Surviving Company; (vi) the Registrar shall strike off the register Merger Sub; and (vii) the cessation of Merger Sub shall not be a winding-up within Part XIII of the Companies Act; and

(c) the Certificate of Merger shall be deemed to be the certificate of incorporation of the Surviving Company; provided, however, the date of incorporation of the Company and Merger Sub shall be their respective original dates of incorporation and the Merger shall not alter such original dates of incorporation.

1.5 Closing Funds. No later than 10 Business Days prior to Closing, the Parties shall reasonably cooperate to agree on the use of any cash available to the Company or its Subsidiaries (including cash on hand and cash available from any then-existing credit facility) for the payment at Closing of all or a portion of the Company expenses due at Closing (including expenses of advisors of the Company) or the funding of a portion of the Merger Consideration. The Parties agree to document any such cash uses in a Closing flow of funds, which shall include details regarding the applicable Company payor, the payee, and related account information. Without limiting the foregoing, the Parties shall cooperate in good faith with a view to making such payments in a tax-efficient manner.

ARTICLE II

MEMORANDUM OF ASSOCIATION, BYE-LAWS, DIRECTORS AND OFFICERS OF THE SURVIVING COMPANY

2.1 Memorandum of Association and Bye-Laws of the Surviving Company.

(a) At the Effective Time, the memorandum of association of the Surviving Company shall be amended to be in substantially the form of the memorandum of association of Merger Sub as in effect immediately prior to the Effective Time (save that the name of the Surviving Company shall remain as “Triton International Limited”) until thereafter changed or amended as provided therein or pursuant to applicable Law (in each case, subject to Section 8.13).

(b) At the Effective Time, the bye-laws of the Surviving Company shall be the bye-laws of the Company as in effect immediately prior to the Effective Time until thereafter changed or amended as provided therein or pursuant to applicable Law (in each case, subject to Section 8.13).

2.2 Directors of the Surviving Company. Except as otherwise determined by Public Parent and Parent prior to the Effective Time, the Parties shall take all actions necessary so that the board of directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company, each to hold office until his or her or their successor has been duly elected or appointed or until his or her or their earlier death, resignation or removal, as the case may be.

2.3 Officers of the Surviving Company. Except as otherwise determined by Public Parent and Parent prior to the Effective Time, the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company, each to hold office until his or her or their successor has been duly elected or appointed or until his or her or their earlier death, resignation or removal, as the case may be.

ARTICLE III

EFFECT OF THE MERGER ON SHARE CAPITAL; DELIVERY OF MERGER CONSIDERATION

3.1 Effect of the Merger on Share Capital. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Shares or any Company Preference Shares or on the part of the sole shareholder of Merger Sub:

(a) Merger Consideration. Each Eligible Share shall be canceled and shall be converted automatically into, at the election of the holder as provided in and subject to Section 3.2, the right to receive either (i) the Per Share Mixed Consideration, (ii) the Per Share Stock Consideration or (iii) the Per Share Cash Consideration (together, the “Merger Consideration”) payable, without interest and subject to the applicable Tax withholding, to the holder of such Eligible Share, upon surrender, in the manner provided in Section 3.4(b), of the Certificate or book-entry account that formerly evidenced such Share.

(b) For purposes of this Agreement, each of the following terms has the meaning set forth below:

“Aggregate Consideration” means the sum of (x) Total Stock Value and (y) Total Cash Amount.

“Aggregate Consideration Per Share” means the quotient rounded to the nearest ten-thousandth, obtained by dividing the Aggregate Consideration by the total number of Shares outstanding immediately prior to the Effective Time.

“Exchange Ratio” means the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Aggregate Consideration Per Share by the Final Public Parent Stock Price.

“Final Public Parent Stock Price” means the volume-weighted average sales price per Public Parent Share on the NYSE, as calculated by Bloomberg Financial LP under the function “VWAP” (or, if not available, in another authoritative source mutually selected by the Company, Parent and Public Parent), over the ten consecutive trading days ending on the second trading day immediately prior to the Effective Time.

“Per Share Public Parent Stock Amount” means the quotient obtained by dividing $16.50 by the Final Public Parent Stock Price; provided that (x) if the Final Public Parent Stock Price is less than or equal to $42.36, then the Per Share Public Parent Stock Amount shall be deemed to be 0.3895 and (y) if the Final Public Parent Stock Price is greater than or equal to $49.23, then the Per Share Public Parent Stock Amount shall be deemed to be 0.3352.

“Per Share Cash Consideration” means cash in an amount equal to the Aggregate Consideration Per Share.

“Per Share Mixed Consideration” means (i) cash in an amount equal to $68.50 and (ii) a number of Public Parent Shares (which may not need be a whole number) equal to the Per Share Public Parent Stock Amount.

“Per Share Stock Consideration” means a number of Public Parent Shares (which need not be a whole number) equal to the Exchange Ratio.

“Total Cash Amount” means the product obtained by multiplying (x) $68.50 by (y) the total number of Shares outstanding immediately prior to the Effective Time.

“Total Stock” means a number of Public Parent Shares equal to the product obtained by multiplying (x) the Per Share Public Parent Stock Amount by (y) the total number of Shares outstanding immediately prior to the Effective Time.

“Total Stock Value” means the product obtained by multiplying (x) the Total Stock by (y) the Final Public Parent Stock Price.

(c) Treatment of Excluded Shares. Each Excluded Share, other than Dissenting Shares which are addressed in Section 3.3(f), shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(d) Merger Sub. Each common share of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall be converted into one common share of the Surviving Company, par value $0.01 per share, and together with the preference shares of the Surviving Company as described in Section 3.1(e) and the Surviving Company Common Shares described in Section 3.6, shall constitute the only outstanding share capital of the Surviving Company as of immediately after the Effective Time.

(e) Company Preference Shares. Subject to Section 3.3(f), each Company Preference Share issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding as a preference share of the Surviving Company and shall be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions set forth in the certificate of designations applicable to each series of Company Preference Shares, and each certificate of designation shall remain at and following the Effective Time in full force and effect as an obligation of the Surviving Company in accordance with Section 109(2) of the Companies Act.

3.2 Election Procedures; Allocation of Merger Consideration.

(a) An election form, including appropriate and customary transmittal materials in such form as Public Parent and Parent shall specify and as shall be reasonably acceptable to the Company (the “Election Form”) shall be mailed not less than 20 Business Days prior to the anticipated Election Deadline (the date on which such mailing is commenced, the “Mailing Date”) to each holder of record of Shares as of the fifth Business Day prior to the Mailing Date (the “Election Form Record Date”).

(b) Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions), other than any holder of Dissenting Shares, to specify (i) the number of Eligible Shares of such holder with respect to which such holder elects to receive the Per Share Mixed Consideration (“Mixed Election Shares”), (ii) the number of Eligible Shares of such holder with respect to which such holder elects to receive the Per Share Stock Consideration (“Stock Election Shares”), (iii) the number of Eligible Shares of such holder with respect to which such holder elects to receive the Per Share Cash Consideration (“Cash Election Shares”) or (iv) that such holder makes no election with respect to such holder’s Eligible Shares (“Non-Election Shares”). Any Eligible Share with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., New York time, on the date that is two trading days prior to the Closing Date (or such other time and date as the Company, Public Parent and Parent shall agree) (the “Election Deadline”) shall also be deemed to be Non-Election Shares. Public Parent, Parent and the Company shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than 10 nor fewer than four Business Days prior to the Election Deadline.

(c) Public Parent and Parent shall make available one or more Election Forms as promptly as practicable in response to any request from time to time by all Persons who become holders of the Shares between the Election Form Record Date and the Election Deadline, and prior to Closing the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(d) To be effective, a properly completed Election Form must be received by the Exchange Agent by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by (i) one or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all certificated Shares covered by such Election Form or (ii) in the case of Book-Entry Shares, any additional documents specified by the procedures set forth in the Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the Person submitting such Election Form prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the Shares represented by such Election Form shall become Non-Election Shares and Public Parent and Parent shall cause the Certificates, if any, representing such Shares to be promptly returned without charge to the person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form, except to the extent (if any) a subsequent election is properly made with respect to any or all of the applicable Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Public Parent, Parent, Merger Sub or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

(e) Public Parent and Parent shall cause the Exchange Agent to allocate among the holders of the Shares with rights to receive Merger Consideration in accordance with the Election Form as follows:

(i) all Mixed Election Shares shall be converted into the right to receive the Per Share Mixed Consideration;

(ii) Cash Election Shares for more than Total Cash Amount. If the sum of (x) the product obtained by multiplying (1) the Mixed Election Shares by (2) $68.50, plus (y) the product obtained by multiplying (1) the Cash Election Shares by (2) the Per Share Cash Consideration is greater than the Total Cash Amount, then:

(A) all Non-Election Shares and all Stock Election Shares shall be converted into the right to receive the Per Share Stock Consideration;

(B) the Exchange Agent shall then select from among the Cash Election Shares, pro rata to the holders of Cash Election Shares in accordance with their respective numbers of Cash Election Shares (except as provided in the last paragraph of this Section 3.2(e)), a sufficient number of shares (“Stock Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration; and

(C) the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Per Share Cash Consideration.

(iii) Cash Election Shares for less than Total Cash Amount. If the sum of (x) the product obtained by multiplying (1) the Mixed Election Shares by (2) $68.50, plus (y) the product obtained by multiplying (1) the Cash Election Shares by (2) the Per Share Cash Consideration is less than the Total Cash Amount, then:

(A) all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration;

(B) the Exchange Agent shall then select first from among the Non-Election Shares and then (if necessary) from among the Stock Election Shares, in each case pro rata to the holders of Non-Election Shares or Stock Election Shares, as the case may be, in accordance with their respective numbers of Non-Election Shares or Stock Election Shares, as the case may be, a sufficient number of shares (“Cash Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration; and

(C) the Non-Election Shares and (if necessary) the Stock Election Shares that are not Cash Designated Shares shall be converted into the right to receive the Per Share Stock Consideration.

(iv) Cash Election Shares equal to Total Cash Amount. If the sum of (x) the product obtained by multiplying (1) the Mixed Election Shares by (2) $68.50, plus (y) the product obtained by multiplying (1) the Cash Election Shares by (2) the Per Share Cash Consideration is equal to the Total Cash Amount, then subparagraphs (ii) and (iii) above shall not apply and all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration and all Stock Election Shares and Non-Election Shares shall be converted into the right to receive the Per Share Stock Consideration.

Notwithstanding anything in this Agreement to the contrary, to the fullest extent permitted by Law, for purposes of determining the allocations set forth in this Section 3.2, Public Parent and Parent shall cause any Shares that constitute Dissenting Shares as of the Election Deadline to be treated as Cash Election Shares not subject to the pro rata selection process contemplated by this Section 3.2, and any Dissenting Shares that receive the Merger Consideration to be treated as Cash Election Shares not subject to the pro rata selection process contemplated by this Section 3.2.

(f) The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be mutually determined by Public Parent, Parent and the Company.

3.3 Exchange of Eligible Shares and Delivery of Merger Consideration.

(a) Deposit of Merger Consideration and Exchange Agent.

(i) As promptly as practicable after the Effective Time, but on the Closing Date, (A) Public Parent shall deposit, or cause to be deposited, with the Exchange Agent, a sufficient number of Public Parent Shares (whether represented in certificated or non-certificated direct registration form) to be issued as Per Share Stock Consideration pursuant to Section 3.1(a) or 3.2(e), as applicable, and (B) Parent shall deposit, or cause to be deposited, with the Exchange Agent, an amount in cash in immediately available funds sufficient to make payments of (x) the Total Cash Amount, (y) Fractional Share Consideration, if any, and (z) any dividends or distributions pursuant to Section 3.3(h), if any, in each case, in respect of the Eligible Shares (such Public Parent Shares and cash being hereinafter referred to as the “Exchange Fund”).

(ii) Pursuant to the Exchange Agent Agreement, among other things, the Exchange Agent shall (A) act as the exchange agent for the issuance or payment, as applicable, and delivery of the Merger Consideration and (B) invest the cash portion of the Exchange Fund, if and as directed by Public Parent and Parent. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level sufficient to make prompt payment and delivery of the Merger Consideration as contemplated by Section 3.1(a) or 3.2(e), as applicable, or to the extent the Exchange Fund is not sufficient to make prompt payment and delivery of the Merger Consideration in respect of any Dissenting Shares that become Eligible Shares pursuant to Section 3.3(f)(i), Parent shall promptly deposit or cause to be deposited such additional amounts in cash in immediately available funds with the Exchange Agent for the Exchange Fund so as to ensure that the Exchange Fund is at all relevant times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment (if any) in excess of the amounts payable pursuant to Section 3.3(b) and Section 3.3(c) shall be promptly returned to Parent or the Surviving Company, as determined by Public Parent and Parent in accordance with the terms and conditions of the Exchange Agent Agreement.

(b) Procedures for Surrender.

(i) As promptly as practicable after the Closing Date (but in any event within three Business Days thereafter), Public Parent and Parent shall cause the Exchange Agent to mail or otherwise provide each holder of record of Eligible Shares that are (A) Certificates or (B) Book-Entry Shares not held, directly or indirectly, through DTC notice advising such holders of the effectiveness of the Merger, which notice shall include (1) appropriate transmittal materials (including a customary letter of transmittal) specifying that delivery shall be effected, and risk of loss and title to the Certificates or such Book-Entry Shares shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.3(e)) or the surrender of such Book-Entry Shares to the Exchange Agent (which shall be deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Shares or such other reasonable evidence, if any, of such surrender as the Exchange Agent may reasonably request pursuant to the terms and conditions of the Exchange Agent Agreement), as applicable (such materials to be in such form and have such other provisions as Public Parent, Parent and the Company may reasonably agree), and (2) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.3(e)) or such Book-Entry Shares to the Exchange Agent in exchange for the Merger Consideration, including the Fractional Share Consideration, if any, and dividends or distributions payable pursuant to Section 3.3(h), if any, that such holder is entitled to receive as a result of the Merger pursuant to this Article III.

(ii) With respect to Book-Entry Shares held, directly or indirectly, through DTC, Public Parent, Parent and the Company shall cooperate to establish procedures with the Exchange Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries to ensure that the Exchange Agent shall transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Public Parent, Parent, the Company, the Exchange Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries, the Merger Consideration, including the Fractional Share Consideration, if any, and dividends or distributions payable pursuant to Section 3.3(h), if any, to which the beneficial owners thereof are entitled to receive as a result of the Merger pursuant to this Article III.

(iii) Upon surrender to the Exchange Agent of Eligible Shares that (A) are Certificates, by physical surrender of such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.3(e)) together with the letter of transmittal, duly completed and executed, and such other documents as may be reasonably required by the Exchange Agent, (B) are Book-Entry Shares not held through DTC, by book-receipt of an “agent’s message” by the Exchange Agent in connection with the surrender of Book-

Entry Shares (or such other reasonable evidence, if any, of surrender with respect to such Book-Entry Shares, as the Exchange Agent may reasonably request pursuant to the terms and conditions of the Exchange Agent Agreement), in each case of the foregoing clauses (A) and (B) of this Section 3.3(b)(iii), pursuant to such materials and instructions contemplated by Section 3.3(b)(i), and (C) are Book-Entry Shares held, directly or indirectly, through DTC, in accordance with DTC’s customary surrender procedures and such other procedures as agreed by the Company, Public Parent, Parent, the Exchange Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries pursuant to Section 3.3(b)(ii), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and Public Parent and Parent shall cause the Exchange Agent to pay and deliver, out of the Exchange Fund, as promptly as practicable to such holders, subject to the applicable Tax withholding, (1) the number of Public Parent Shares (whether represented in certificated or non-certificated direct registration form) issued pursuant to Section 3.1(a) or 3.2(e), as applicable, and (2) an amount in cash in immediately available funds sufficient to make payments of any cash consideration payable pursuant to Section 3.1(a) or 3.2(e), as applicable, and Fractional Share Consideration, if any, and any dividends or distributions payable pursuant to Section 3.3(h), if any, in each case, in respect of the Eligible Shares represented by such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.3(e)) or such Book-Entry Shares.

(iv) In the event of a transfer of ownership of any Certificate that is not registered in the share transfer books or ledger of the Company or if the consideration payable is to be paid in a name other than that in which the Certificate or Certificates surrendered or transferred in exchange therefor are registered in the share transfer books or ledger of the Company, the issuance of the Public Parent Shares or a check for any cash to be exchanged upon due surrender of any such Certificate or Certificates may be issued by the Exchange Agent to such a transferee if the Certificate or Certificates is or are (as applicable) properly endorsed and otherwise in proper form for surrender and presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable Transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Public Parent, Parent and the Exchange Agent. Issuance or payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the share transfer books or ledger of the Company.

(v) For the avoidance of doubt, no interest shall be paid or accrued for the benefit of any holder of Eligible Shares on any amount payable upon the surrender of any Eligible Shares.

(c) Transfers. From and after the Effective Time, there shall be no transfers on the share transfer books or ledger of the Company of the Eligible Shares. If, after the Effective Time, any Certificate or acceptable evidence of a Book-Entry Share is presented to the Surviving Company, Public Parent, Parent or the Exchange Agent for transfer, it shall be cancelled and exchanged for the applicable Merger Consideration, including the Fractional Share Consideration, if any, and any dividends or distributions payable pursuant to Section 3.3(h), if any, to which the holder thereof is entitled to receive as a result of the Merger pursuant to this Article III.

(d) Termination of Exchange Fund.

(i) Any portion of the Exchange Fund (including any interest and other income resulting from any investments thereof (if any)) that remains unclaimed by the holders of Eligible Shares for one year from and after the Closing Date shall be delivered to Public Parent, Parent or the Surviving Company, as determined by Public Parent and Parent. Any holder of Eligible Shares who has not theretofore complied with the procedures, materials and instructions contemplated by this Section 3.3 shall thereafter look only to the Surviving Company for issuance or payment of the Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 3.3(i) and Section 3.4(a) through Section 3.4(d), as applicable) in respect thereof.

(ii) Notwithstanding anything to the contrary set forth in this Article III, none of the Surviving Company, Public Parent, Parent, the Exchange Agent or any other Person shall be liable to any former holder of Shares or Company Equity Awards or any other Person for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. If any Certificates or Book-Entry Shares shall not have been surrendered immediately prior to the date on which any cash in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such cash in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of such fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Public Parent, Parent or the Exchange Agent pursuant to the Exchange Agent Agreement or otherwise, the posting by such Person of a bond in customary amount and upon such terms as may be required by Public Parent, Parent or the Exchange Agent pursuant to the Exchange Agent Agreement or otherwise as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Exchange Agent will issue or pay the applicable Merger Consideration issuable or payable pursuant to Section 3.1(a) or 3.2(e), as applicable, including the Fractional Share Consideration, if any, and dividends or distributions payable pursuant to Section 3.3(h), if any, deliverable in respect of such lost, stolen or destroyed Certificate.

(f) Shares of Dissenting Holders.

(i) At the Effective Time, all Dissenting Shares shall automatically be cancelled and, unless otherwise required by applicable Law, converted into (A) with respect to the Shares, the right to receive the Merger Consideration pursuant to Section 3.1(a) and the last sentence of Section 3.2(e) or (B) with respect to Company Preference Shares, the preference shares of the Surviving Company as described in

Section 3.1(e). Any holder of Dissenting Shares shall, in the event that the fair value of a Dissenting Share as appraised by the Supreme Court of Bermuda under Section 106(6) of the Companies Act (the “Appraised Fair Value”) is greater than the Per Share Cash Consideration with respect to Shares or the value of the preference shares of the Surviving Company as described in Section 3.1(e) with respect to Company Preference Shares, be entitled to receive such difference from the Surviving Company by payment made within one (1) month after such Appraised Fair Value is finally determined pursuant to such appraisal procedure.

(ii) In the event that a holder fails to exercise, effectively withdraws or otherwise waives any right to appraisal (each, an “Appraisal Withdrawal”), such holder’s Dissenting Shares shall be cancelled and converted as of the Effective Time into, with respect to Dissenting Shares that are Shares, the right to receive the Merger Consideration as Non-Election Shares for each such Share, and with respect to Dissenting Shares that are Company Preference Shares, preferred shares of the Surviving Company as described in Section 3.1(e), without interest and subject to any required withholding of Taxes as provided in Section 3.3(i).

(iii) The Company shall give Public Parent and Parent (A) prompt (but in any event within 48 hours of the Company’s receipt of such demand) written notice of (I) any demands for appraisal of Dissenting Shares or Appraisal Withdrawals and any other written instruments, notices, petitions or other communication received by the Company in connection with the foregoing and (II) to the extent that the Company has Knowledge thereof, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares and (B) to the extent permitted by applicable Law, the opportunity to participate with the Company in any settlement negotiations and proceedings with respect to any demands for appraisal under the Companies Act. The Company shall not, without the prior written consent of Public Parent and Parent, voluntarily make any payment with respect to, offer to settle or settle any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or to timely take any other action to exercise appraisal rights in accordance with the Companies Act. The issuance of any Public Parent Shares or the payment of any amount payable, in each case, to holders of Dissenting Shares shall be the obligation of the Surviving Company.

(g) Fractional Shares.

(i) No certificates, receipts or scrip representing fractional Public Parent Shares will be issued upon the surrender or transfer for exchange of Certificates or Book-Entry Shares, no dividend or distribution of Public Parent will relate to such fractional Public Parent Shares, and such fractional Public Parent Shares will not entitle the owner thereof to vote or to any rights of a holder of Public Parent Shares.

(ii) Public Parent and Parent shall pay to the Exchange Agent an amount in cash to be deposited promptly following the Effective Time, sufficient for the Exchange Agent to pay each holder of Certificates or Book-Entry Shares an amount in cash (rounded to the nearest cent) equal to the product of (1) the fraction of a Public Parent Share (rounded to the nearest thousandth when expressed in decimal form) to which such holder (taking into account all fractional Public Parent Shares to be received by such holder) would otherwise have been entitled to receive pursuant to Section 3.1(a) or 3.2(e), as applicable, multiplied by (2) the Final Public Parent Stock Price (the “Fractional Share Consideration”).

(h) Dividends or Distributions with Respect to Public Parent Shares. No dividends or other distributions with respect to Public Parent Shares with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the right to receive the Public Parent Shares represented thereby, and all such dividends and other distributions will be paid by Public Parent to the Exchange Agent and will be included in the Exchange Fund, in each case, until the surrender of such Certificate (or an affidavit of loss in lieu of the Certificate, as provided in Section 3.3(e)) or Book-Entry Share in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or an affidavit of loss in lieu of the Certificate, as provided in Section 3.3(e)) or Book-Entry Share there will be paid to the holder thereof, without interest and subject to the applicable Tax withholding, (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Public Parent Shares to which such holder is entitled pursuant to Section 3.1(a) or 3.2(e), as applicable, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such Public Parent Shares.

(i) Withholding Rights. Each of Public Parent, Parent, the Surviving Company and the Exchange Agent (and any of their respective Affiliates) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares or Company Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable Tax Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts (i) shall be timely remitted to the applicable Taxing Authority and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares or Company Equity Awards in respect of which such deduction and withholding was made. The Parties hereby agree to take commercially reasonable efforts to cooperate to eliminate or reduce any such deduction or withholding.

3.4 Treatment of Equity Awards.

(a) Company Restricted Shares. At the Effective Time, each Company Restricted Share that is outstanding as of immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be converted into the contingent right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of Shares subject to such Company Restricted Share (with respect to any performance-based vesting requirements, assuming attainment of the maximum level of performance under the terms of the applicable award agreement) immediately prior to the Effective Time, by (y) the Per Share Cash Consideration, plus any unpaid cash in respect of dividends accrued prior to the Effective Time with respect to such Company Restricted Share (after giving effect to the maximum level of performance), less applicable Taxes required to be withheld with respect to such payment under Section 3.3(i) (the “Unvested Company Restricted Share Consideration”).

(b) Company Restricted Share Units.

(i) At the Effective Time, each Company RSU that is outstanding as of immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be converted into the contingent right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of Shares subject to such Company RSU (with respect to any performance-based vesting requirements, assuming attainment of the maximum level of performance under the terms of the applicable award agreement) immediately prior to the Effective Time, by (y) the Per Share Cash Consideration plus any unpaid cash in respect of dividends equivalent rights accrued prior to the Effective Time with respect to such Company RSU (after giving effect to the maximum level of performance), less applicable Taxes required to be withheld with respect to such payment under Section 3.3(i) (the “Unvested Company RSU Consideration”).

(c) Equity Payments; Vesting and Payment of Unvested Company Equity Award Consideration. Subject to the applicable holder’s continued service with Parent and its Affiliates (including the Surviving Company and its Subsidiaries), the Unvested Company Restricted Share Consideration and the Unvested Company RSU Consideration, as applicable (together, the “Unvested Company Equity Award Consideration”), shall vest and become payable upon the earlier to occur of: (x) the satisfaction of the vesting conditions (including any vesting acceleration provisions) that applied to the corresponding portion of the applicable unvested Company Restricted Shares or Company RSUs immediately prior to the Effective Time, or (y) the twelve month anniversary of the Effective Time; provided that with respect to any Company RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at such time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Share Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code. The Unvested Company Equity Award Consideration shall otherwise remain subject to the same terms and conditions that were applicable to the underlying Company Restricted Shares and Company RSUs, as applicable, immediately prior to the Effective Time (except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the administration of the Unvested Company Equity Award Consideration).

(d) Company Actions. At or prior to the Effective Time, the Company, the Company Board and the Company Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to (i) effectuate the treatment of the Company Restricted Shares and Company RSUs set forth in Section 3.4(a) through Section 3.4(c) and (ii) cause the Company Share Plan (other than the agreements underlying, and the terms of the Company Share Plan applicable to, the Unvested Company Equity Award Consideration, in each case, solely to the extent relevant to the terms and conditions of this Section 3.4) to terminate at or prior to the Effective Time. The Company shall take all actions necessary to ensure that from and after the Effective Time none of Public Parent, Parent or the Surviving Company shall be required to deliver Shares or other share capital of the Company to any Person pursuant to or in settlement of Company Equity Awards.

3.5 Adjustments to Prevent Dilution. Notwithstanding anything to the contrary set forth in this Agreement, if, from the execution and delivery of this Agreement to the earlier of the Effective Time and the termination of this Agreement and abandonment of the Transactions pursuant to Article X, the issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares shall have been changed into a different number of Shares or securities or a different class by reason of any reclassification, stock split, stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then the Merger Consideration and any other amounts payable pursuant to this Agreement shall be equitably adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 3.5 shall be construed to permit the Company or any other Person to take any action except to the extent consistent with, and not otherwise limited or prohibited by, the terms and conditions of this Agreement.

3.6 Surviving Company Shares. At the Effective Time, the Surviving Company will issue common shares (the “Surviving Company Common Shares”) to Public Parent in consideration for Public Parent issuing Public Parent Shares to holders of Eligible Shares pursuant to Sections 3.1(a) and 3.3(a). The number of Surviving Company Common Shares issued to Public Parent will be equal to the Total Stock.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth (i) in the Company Reports filed with or furnished to the SEC on or after the Applicable Date until the date that is the Business Day prior to the date of this Agreement (but excluding any disclosures in the Company Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Quantitative and Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature) or (ii) in the corresponding sections or subsections of the confidential disclosure schedule delivered to Public Parent and Parent by the Company prior to or concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedule”) (it being agreed that for the purposes of the representations and warranties made by the Company in this Agreement, disclosure of any item in any section or subsection of the Company Disclosure Schedule that corresponds to any section or subsection of this Article IV shall be deemed disclosure with respect to any other section that corresponds to any section of this Article IV to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Public Parent, Parent and Merger Sub that:

4.1 Organization, Good Standing and Qualification.

(a) The Company is an exempted company limited by shares duly incorporated and validly existing under the Laws of Bermuda. The Company has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction in which the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. The Company has made available to Public Parent and Parent true and complete copies of its memorandum of association and bye-laws, and the comparable organizational documents of each of the Company’s Subsidiaries, in effect as of the date of this Agreement. Neither the Company nor any of its Subsidiaries is in material violation of any of the provisions of its memorandum of association and bye-laws or other the comparable organizational documents.

(b) Each of the Company’s Subsidiaries is duly incorporated or organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be so incorporated or organized, existing or in good standing would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

4.2 Capital Structure.

(a) The authorized share capital of the Company consists of 270,000,000 Shares, 3,450,000 Series A Preference Shares, 5,750,000 Series B Preference Shares, 7,000,000 Series C Preference Shares, 6,000,000 Series D Preference Shares, 7,000,000 Series E Preference Shares and 800,000 undesignated shares. As of the Capitalization Date: (i) 55,097,013 Shares were issued and outstanding (including 291,465 Company Restricted Shares), (ii) 271,079 Company Restricted Shares were issuable upon attainment of maximum performance under any performance vesting conditions thereto; (iii) 26,344,401 Shares were issued and held by the Company in its treasury; (iv) 75,799 Shares underlying outstanding Company RSUs (assuming attainment of maximum performance under any performance vesting conditions); (v) 3,450,000 Series A Preference Shares; 5,750,000 Series B Preference Shares; 7,000,000 Series C Preference Shares; 6,000,000 Series D Preference Shares and 7,000,000 Series E Preference Shares were issued and outstanding; and (vi) 2,670,749 Shares were reserved for future issuance pursuant to the Company’s Share Plan. Since the Capitalization Date and through the date of this Agreement, (A) neither the Company nor any of its Subsidiaries has issued any securities or interests or incurred any obligation to make any payments based on the price or value of any securities or interests, and (B) no Company Share Plan has been amended or otherwise modified and no Shares (including any Company Restricted Shares) or Company Preference Shares have been repurchased or redeemed or issued (other than with respect to the vesting or settlement of Company Equity Awards outstanding prior to the Capitalization Date and pursuant to the terms of the applicable Company Share Plan in effect on the Capitalization Date or as otherwise expressly permitted by this Agreement), and no Shares have been reserved for issuance and no Company Equity Awards have been granted, except pursuant to the terms of the applicable Company Share Plan in effect on the Capitalization Date.

(b) Section 4.2(b) of the Company Disclosure Schedule sets forth for each outstanding Company Equity Award as of the Capitalization Date (i) the name of the holder thereof, (ii) the location of such holder, (iii) the type of Company Equity Award and number of Shares related thereto (and, if applicable, assuming achievement of the applicable performance metrics at the maximum level of performance), (iv) whether such holder is an employee of the Company as of the Capitalization Date, (v) the date of grant, (vi) the vesting schedule and (vii) accrued dividend equivalent amounts in respect of such Company Equity Awards (the “Company Equity Award Schedule”).

(c) Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations, the holders of which have the right to vote (or convert into or be exercised for securities having the right to vote) with the shareholders of the Company on any matter or with the equity holders of any of the Company’s Subsidiaries on any matter, respectively.

(d) Set forth in Section 4.2(d) of the Company Disclosure Schedule is a list, as of the date of this Agreement, of all the Subsidiaries of the Company, listing for each such Subsidiary its name, jurisdiction, and authorized share capital or other equity interest, and for any Subsidiary that is not a Wholly Owned Subsidiary, the number and type of its issued and outstanding shares of capital stock or other equity interest and the current ownership of such shares or interests. Other than such Subsidiaries, as of the date hereof, there are no other Persons in which the Company or any of its Subsidiaries owns, of record or beneficially, any direct or indirect capital stock or other equity interest or any right (contingent or otherwise) to acquire the same. All of the shares of capital stock or other equity interests of each of the Subsidiaries held directly or indirectly by the Company are duly authorized, validly issued, fully paid and nonassessable, and are owned by the Company or its Subsidiaries, free and clear of all Encumbrances, other than Permitted Encumbrances.

(e) All of the outstanding share capital or other securities of the Company (including, for the avoidance of doubt, the Shares and Company Preference Shares) have been duly authorized and are validly issued, fully paid and non-assessable and free and clear of any Encumbrance (other than any Permitted Encumbrance). Upon the issuance of any Shares in accordance with the terms of the Company Share Plan in effect on the Capitalization Date or as otherwise expressly permitted by this Agreement, such Shares will be duly authorized, validly issued, fully paid and non-assessable and free and clear of any Encumbrance (other than any Permitted Encumbrance). Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and, except for directors’ qualifying shares, owned by the Company or by a Wholly Owned Subsidiary of the Company, free and clear of any Encumbrance (other than any Permitted Encumbrance). None of the Company’s Subsidiaries owns any of the Shares.

(f) Except as set forth in Section 4.2(a) and Section 4.2(d), there are no preemptive, subscription or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

4.3 Corporate Authority; Approval and Fairness.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform under this Agreement and the Statutory Merger Agreement and to consummate the Transactions, and, except for obtaining the Requisite Company Vote, executing and delivering the Statutory Merger Agreement and filing the Merger Application with the Registrar pursuant to the Companies Act, no other action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the Statutory Merger Agreement and the consummation by the Company of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Public Parent, Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Company Board has (i) determined that the Merger Consideration constitutes fair value for each Share in accordance with the Companies Act, (ii) determined that the continuation of Company Preference Shares as preference shares of the Surviving Company as described in Section 3.1(e) constitutes fair value for each Company Preference Share in accordance with the Companies Act, (iii) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company, (iv) approved the Merger, this Agreement and the Statutory Merger Agreement and (v) resolved, subject to Section 8.3, to recommend approval of the Merger, this Agreement and the Statutory Merger Agreement to the Company’s shareholders (such recommendation, the “Company Board Recommendation”).

(c) The Company has received the opinion of its financial advisor, Goldman Sachs & Co. LLC, to the effect that the Merger Consideration is fair from a financial point of view, as of the date of such opinion, to the holders of Shares, other than Excluded Shares, that are not Dissenting Shares. A copy of such opinion has been or will promptly be delivered to Public Parent and Parent for informational purposes only following receipt hereof by the Company.

4.4 Governmental Filings; No Violations.

(a) Other than the expirations of the statutory waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act, (ii) associated with the filing of the Merger Application with the Registrar pursuant to the Companies Act, (iii) required to be made with or obtained from the SEC, (iv) required to be made with or by the NYSE, (v) under state securities and “blue sky” Laws, (vi) under the CFIUS Regulations, or (vii) set forth in Section 4.4(a) of the Company Disclosure Schedule (collectively, the “Company Approvals”), and assuming the accuracy of the representations and warranties set forth in Sections 5.4(a) and 6.3(a), no expirations of any statutory waiting periods under applicable Laws are required and no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by the Company or any of its Subsidiaries with any Governmental Entity in connection with the execution and delivery of and performance under this Agreement and the consummation of the Transactions, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

(b) The execution and delivery of and performance under this Agreement by the Company do not, and the consummation of the Transactions will not: (i) assuming (solely with respect to the consummation of the Transactions) the Requisite Company Vote is obtained, constitute or result in a breach or violation of or a contravention or conflict with the Organizational Documents of the Company or any of its Subsidiaries; (ii) assuming (solely with respect to the performance under this Agreement by the Company and the consummation of the Transactions) the Requisite Company Vote is obtained and the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 4.4(a) expire, are made or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of or a contravention or conflict with any Law to which the Company or any of its Subsidiaries is subject; or (iii) assuming (solely with respect to the performance under this Agreement by the Company and the consummation of the Transactions) the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 4.4(a) expire, are made or are obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of, or default under, the creation of any right or obligation under or the creation of an Encumbrance (other than any Permitted Encumbrance) on any of the rights, properties or assets of the Company or any of its Subsidiaries pursuant to any Material Contract or Lease, except, in the case of clauses (ii) and (iii) of this Section 4.4(b), as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

4.5 Compliance with Laws; Licenses.

(a) Compliance with Laws. Since the Applicable Date, the Company and each of its Subsidiaries have been, and are, in compliance with any Law (other than compliance with the FCPA and Other Anti-Bribery Laws, to which Section 4.5(b) applies) applicable to the Company and any of its Subsidiaries or by which any of their respective properties, rights or assets are bound, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, no investigation, review or proceeding by any Governmental Entity with respect to the Company or any of its Subsidiaries or their operations is pending or, to the Knowledge of the Company, threatened in writing, and, to the Knowledge of the Company, no Governmental Entity has indicated an intention to conduct the same.

(b) FCPA and Other Anti-Bribery Laws.

(i) The Company, its Subsidiaries, their respective directors and officers, and, to the Knowledge of the Company, their respective employees, agents or Persons acting on behalf or for the benefit of the Company, in each case, are in compliance with and, for the past five years, have complied with the FCPA and Other Anti-Bribery Laws in all material respects.

(ii) For the past five years, neither the Company nor any of its Subsidiaries, directors or officers, or, to the Knowledge of the Company, any employees, agents or other Persons acting on behalf or for the benefit of the Company has (A) been charged or convicted or the subject of any investigation, by any Governmental Entity for any actual, alleged or suspected violation of the FCPA or Other Anti-Bribery Laws; or (B) offered, promised, provided, or authorized the provision of any money or other thing of value, directly or indirectly, to any government official or to any Person to improperly influence official action or secure an improper advantage.

(iii) For the past five years, the Company and its Subsidiaries have maintained in effect policies and procedures reasonably designed to promote compliance by the Company, its Subsidiaries, officers, employees, agents, and any Person acting on behalf or for the benefit of the Company with the FCPA and Other Anti-Bribery Laws.

(c) Export and Sanctions Regulations.

(i) The Company and each of its Subsidiaries is in compliance and, for the past five years, has been in compliance with the Export and Sanctions Regulations in all material respects.

(ii) During the past five years, neither the Company nor any of its Subsidiaries (A) has made any voluntary, directed or involuntary disclosure to any Governmental Entity with respect to any alleged act or omission arising under or relating to any non-compliance with Export and Sanctions Regulations, (B) has been the subject of an actual investigation, inquiry or enforcement proceeding relating to Export and Sanctions Regulations, nor has any such investigation, inquiry or enforcement been threatened in writing, or (C) received any notice, request, penalty, or citation for any actual or potential non-compliance with Export and Sanctions Regulations.

(iii) None of the Company, its Subsidiaries, nor any of their respective directors, officers, employees, agents, representatives or other Persons acting on behalf of the Company or its Subsidiaries is or has been a Sanctioned Person or is located, organized or resident in a country or territory that is the subject of any sanctions Laws administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, and the anti boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury.

(iv) The Company has instituted policies and procedures reasonably designed to ensure compliance with the Export and Sanctions Regulations and has maintained such policies and procedures in full force and effect.

(d) Licenses. The Company and each of its Subsidiaries holds and is in compliance with all Licenses necessary to conduct its respective businesses as currently conducted as of the date of this Agreement and as required by all Laws applicable thereto, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. All Licenses of the Company and its Subsidiaries are in full force and effect, and no suspension or cancellation of any of the Licenses of the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, except where the failure to be in possession of or be in full force and effect with, or the suspension or cancellation of, any of the Licenses of the Company or any of its Subsidiaries would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

4.6 Company Reports.

(a) Since the Applicable Date, all Company Reports have been filed or furnished on a timely basis. Each of the Company Reports (including exhibits and other information incorporated therein) filed or furnished since the Applicable Date, at the time of its filing or being furnished (or, if amended or supplemented, as of the date of the last such amendment or supplement, or, in the case of a Company Report that is a registration statement filed pursuant to the Securities Act or a proxy statement filed pursuant to the Exchange Act, on the date of effectiveness of such Company Report or date of the applicable meeting, respectively), complied or will comply (as applicable), in all material respects, with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as applicable. The Company Reports (including exhibits and other information incorporated therein) filed or furnished since the Applicable Date have not and will not (as applicable) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, in each case when filed or furnished, or with respect to any proxy statement filed pursuant to the Exchange Act, on the date of the applicable meeting. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company Reports.

(b) (i) The Company has not received any non-public comment letters or other material correspondence from the SEC since the Applicable Date and (ii) since the Applicable Date, neither the Company nor any of the Company’s Subsidiaries has received from the SEC any written comments or questions with respect to any of the Company Reports (including the financial statements included therein) or any registration statement filed by any of them with the SEC or any notice from the SEC that such Company Reports (including the financial statements included therein) or registration statements are being reviewed or investigated, and, to the Knowledge of the Company, there is no investigation or review being conducted by the SEC of any Company Reports (including the financial statements included therein), in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

(c) Since the Applicable Date, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

4.7 Disclosure Controls and Procedures and Internal Control Over Financial Reporting.

(a) The Company maintains, and, at all times since the Applicable Date, has maintained “disclosure controls and procedures” required and as defined by Rule 13a-15 and Rule 15d-15, as applicable, under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company Reports is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(b) The Company maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 under the Exchange Act) designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures of the Company are being made only in accordance with authorizations of management of the Company and the Company Board and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and the Company’s Subsidiaries’ properties or assets.

(c) The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2022, and such assessment concluded that those controls were effective. The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date of this Agreement, to the Company’s independent registered public accounting firm and the Audit Committee (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the preparation of financial statements or the internal accounting controls utilized by the Company and the Company’s Subsidiaries. The Company has made available to Public Parent and Parent a summary of any such disclosure made by management to the Company’s independent registered public accounting firm and the Audit Committee since the Applicable Date.

4.8 Financial Statements; No Undisclosed Liabilities.

(a) Financial Statements. Each of the consolidated balance sheets and consolidated statements of operations, shareholders’ equity and cash flows included in or incorporated by reference into the Company Reports filed since the Applicable Date: (i) were or will be prepared (as applicable), in each case, in accordance with GAAP, except as may be noted therein; and (ii) did or will fairly present, in all material respects (as applicable), the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and the financial position, consolidated results of operations, changes in shareholders’ equity and cash flows, as the case may be, of such companies as of and for the periods set forth therein, as applicable (subject, in the case of any unaudited statements, to notes and normal year-end audit adjustments).

(b) No Undisclosed Liabilities. Except for obligations and liabilities (i) reflected or reserved against in the Company’s most recent consolidated balance sheet (including the notes thereto) included in or incorporated by reference into the Company Reports filed prior to the date of this Agreement, (ii) incurred in the Ordinary Course of Business since the date of such consolidated balance sheet, (iii) incurred pursuant to this Agreement or (iv) incurred pursuant to Contracts or Licenses binding on the Company or any of its Subsidiaries or pursuant to which their respective properties and assets are bound (other than those resulting from a breach of such Contract or License or violation of Law), there are no obligations or liabilities of any nature of the Company or any of its Subsidiaries, whether or not accrued, absolute, contingent or otherwise and whether or not required to be disclosed, that would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(c) Off-Balance Sheet Arrangements. The Company is not a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)).

4.9 Litigation.

(a) Excluding Proceedings relating to Taxes covered in Section 4.16, since the Applicable Date, there have been no and there are no Proceedings against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

(b) Since the Applicable Date, neither the Company nor any of its Subsidiaries has been a party to or subject to the provisions of any Order, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

4.10 Absence of Certain Changes.

(a) Since December 31, 2022 and through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course of Business, except for the negotiation, execution, delivery and performance of this Agreement.

(b) Since December 31, 2022 and through the date of this Agreement, there has not been a Company Material Adverse Effect or any event, change, occurrence, condition, development, circumstance, fact or effect that, individually or in the aggregate with such other events, changes, occurrences, conditions, developments, circumstances, facts or effects, would reasonably be expected to result in a Company Material Adverse Effect.

(c) Since December 31, 2022 and through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if taken during the period from the date of this Agreement to the Effective Time, would constitute a breach of Sections 8.1(b)(i), 8.1(b)(xi), 8.1(b)(xii), 8.1(b)(xix) or 8.1(b)(xx) (or has agreed, authorized or committed to do any of the foregoing) had such action been taken after the date of this Agreement.

4.11 Material Contracts.

(a) Each of the Company’s “material contracts” pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC (a “Filed Company Contract”) has been filed with the SEC.

(b) Section 4.11(b) of the Company Disclosure Schedule sets forth a true, correct and complete list as of the date of this Agreement of each of the following Contracts (other than Company Benefit Plans) to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound, without duplication (each such Contract and each Filed Company Contract, whether entered into prior to, on or after the date hereof, a “Material Contract”), and the Company has made available to Public Parent and Parent a true, correct and complete copy (including all amendments or modifications) of each such Material Contract:

(i) any Contract (excluding purchase orders for containers, roll trailers, chassis, tank containers, gensets or similar equipment purchased for leasing to customers in the Ordinary Course of Business) relating to any Indebtedness (whether secured or unsecured) (A) of the Company or any of its Subsidiaries or (B) in respect of any asset-backed securitization or similar transactions (whether or not off-balance sheet) where the Company or any of its Subsidiaries is an originator, in each case with a principal amount in excess of $100,000,000 (whether outstanding or that may be incurred by its terms), other than any such Contract solely between or among the Company and its Wholly Owned Subsidiaries or between or among the Company’s Wholly Owned Subsidiaries;

(ii) any Contract (excluding purchase orders for containers, roll trailers, chassis, tank containers, gensets or similar equipment purchased for leasing to customers in the Ordinary Course of Business) that relates to the acquisition or disposition of any assets, properties, Person or any business division thereof (whether by merger, sale of stock, sale of assets or otherwise) (A) involving amounts in excess of $25,000,000, (B) with material obligations remaining to be performed or with material actual or potential liability continuing after the date of this Agreement or (C) pursuant to which any earn-out or deferred or contingent payment obligation of more than $5,000,000 remains outstanding against the Company;

(iii) any Contract pursuant to which the Company or any of its Subsidiaries (A) grants any license or covenant not to be sued granted under any material Intellectual Property Rights owned by the Company or any of its Subsidiaries, other than non-exclusive licenses granted to customers in the Ordinary Course of Business, or (B) obtains any license or covenant not to be sued under any Intellectual Property Rights to the Company or any of its Subsidiaries that is material to their businesses, other than non-exclusive licenses for off-the-shelf Software or information technology services that have been granted on standardized, generally available terms;

(iv) any partnership, limited liability company, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture material to the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries owns an interest, except for any such agreements or arrangements solely between the Company and its Wholly Owned Subsidiaries or solely among the Company’s Wholly Owned Subsidiaries;

(v) any Contract (excluding equipment leases or other Contracts containing purchase options over equipment in the Ordinary Course of Business) that contains a put, call, right of first refusal, right of first offer or similar right or obligation or any other obligation pursuant to which the Company or any of its Subsidiaries would be required to, directly or indirectly, purchase or sell, as applicable, any securities, capital stock or other interests, assets or business;

(vi) any Contract with respect to any swap, forward, spot, future, credit default or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions (not including, for the avoidance of doubt, any plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants);

(vii) any Contract that contains (A) a non-compete or client or customer non-solicit requirement or any other provision which restricts in any material respect the ability of the Company or any of its Affiliates to compete in any material line of business or geographic area or (B) “most favored nation,” “exclusivity” or similar provisions which limit in any material respect the freedom or right of the Company or any of its Subsidiaries to sell, lease or distribute any products or services for any Person;

(viii) any Contract between the Company or any of its Subsidiaries, on the one hand, and any present executive, officer or director of either the Company or any of the Company’s Subsidiaries, on the other hand, other than Company Benefit Plans and Contracts pursuant to the Company Share Plan;

(ix) any Contract that by its terms limits the payment of dividends or other distributions by the Company or any of its Subsidiaries;

(x) any Contract that creates a material Encumbrance (other than any Permitted Encumbrance) on any material asset of the Company or any of its Subsidiaries, taken as a whole;

(xi) any Contract that relates to the settlement or compromise of claims against the Company or any of its Subsidiaries or similar agreement (or proposed settlement, compromise or similar agreement) (A) with any Governmental Entity or (B) which subjects the Company or any of its Affiliates to any material ongoing requirements or restrictions;

(xii) any Contract that, individually, or together with any related Contracts, requires an aggregate payment by the Company or any of its Subsidiaries, from and after the date of this Agreement until the end of the term of such Contract, in excess of $35,000,000, except for (A) any Contract that may be cancelled without penalty or termination payment by the Company or its Subsidiaries upon notice of 60 days or less and (B) any Contract for the purchase or sale of containers, roll trailers, chassis, tank containers, gensets or similar equipment in the Ordinary Course of Business, including any acquisitions of the foregoing equipment in connection with sale/leaseback transactions that were entered into prior to January 1, 2023; and

(xiii) each master lease agreement identified on Section 4.11(b)(xiii) of the Company Disclosure Schedule.

(c) Except for expirations, including any non-renewals, in the Ordinary Course of Business after the date of this Agreement and in accordance with the terms of such Material Contract, each Material Contract is in full force and effect, valid and binding on, and enforceable against, the Company or one or more of its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, subject to the Bankruptcy and Equity Exception and except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(d) As of the date of this Agreement, there is no breach or violation of, or default under, any Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that, with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any such Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

4.12 Container Leases. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, each of the container lease agreements listed on Section 4.11(b)(xiii) of the Company Disclosure Schedule to which the Company or any of its Subsidiaries is currently party with its respective lessees constitutes a legal, valid, binding and enforceable obligation in accordance with container leasing industry practice, of the contractual counterparties that are a party thereto, in accordance with its terms, except as such enforcement may be limited by the Bankruptcy and Equity Exception.

4.13 Employee Benefits.

(a) Section 4.13(a) of the Company Disclosure Schedule sets forth a correct and complete list of each material Company Benefit Plan.

(b) With respect to each material Company Benefit Plan, the Company has made available to Public Parent and Parent, to the extent applicable, correct and complete copies of (i) the Company Benefit Plan document, including any amendments or supplements thereto, and all related trust documents, insurance Contracts or other funding vehicle documents (or where no such copies are available, a reasonably detailed written description thereof), (ii) the most recently prepared actuarial report, if any, and (iii) all material correspondence to or from any Governmental Entity received in the last three years with respect thereto (or where no such copies are available, a reasonably detailed written description thereof).

(c) Each Company Benefit Plan (including any related trusts) has been established, operated and administered in compliance in all material respects with its terms and applicable Laws, including ERISA and the Code, all contributions or other amounts payable by the Company or any of its Subsidiaries with respect thereto in respect of current or prior plan years have been paid or accrued in accordance with GAAP in all material respects and there are no Proceedings (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened in writing by a Governmental Entity by, on behalf of or against any Company Benefit Plan or any trust related thereto that would reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.

(d) Except as would not reasonably be expected to result in a material liability to the Company and the Company’s Subsidiaries, taken as a whole, each Company Benefit Plan that is maintained for Company Employees outside of the U.S.(i) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, (ii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles, and (iii) has been maintained in compliance with all applicable Laws.

(e) With respect to each ERISA Plan, the Company has made available to Public Parent and Parent, to the extent applicable, correct and complete copies of (i) the most recent summary plan description together with any summaries of all material modifications and supplements thereto, (ii) the most recent IRS determination or opinion letter and (iii) the two most recent annual reports (Form 5500 or 990 Series and, for the avoidance of doubt, all schedules and financial statements attached thereto).

(f) Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be so qualified and, to the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Company Benefit Plan. With respect to any ERISA Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably would be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code.

(g) During the past six years, neither the Company nor any of its Subsidiaries or Company ERISA Affiliate has maintained, sponsored, participated in or contributed to (or been obligated to maintain, sponsor, participate in or contribute to), or has any current or contingent liability under, any (i) plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, (ii) Multiemployer Plan, (iii) multiple employer plan as described in Section 413(c) of the Code or (iv) “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(h) Except as required by applicable Law or benefits in the nature of severance pay, no Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide any such benefits.

(i) None of the execution and delivery of or the performance under this Agreement by the Company or the consummation of the Transactions would, either alone or in combination with another event, (i) entitle any Company Service Provider to severance pay or any increase in severance pay (other than severance pay required by any Law), (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such Company Service Provider, (iii) cause the Company to transfer or set aside any assets to fund any benefits under any Company Benefit Plan, (iv) limit or restrict the right to amend, terminate or transfer the assets of a Company Benefit Plan on or following the Effective Time, or (v) result in the payment of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. None of the Company or any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any Company Service Provider for any Tax incurred by such individual under Section 409A or 4999 of the Code.

4.14 Labor Matters.

(a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other agreement or arrangement with a labor union, labor organization, works council or similar organization, and, to the Knowledge of the Company, there are no activities or Proceedings by any individual or group of individuals, including representatives of any labor unions, labor organizations, works councils or similar organizations, to organize any Company Employees.

No labor union, labor organization, works council, or group of Company Employee has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. No Company Employees are represented by any labor union, labor organization or works council.

(b) As of the date of this Agreement, with respect to the Company Employees, there is no strike, lockout, slowdown, work stoppage, unfair labor practice or other material labor dispute, or material arbitration or grievance pending or, to the Knowledge of the Company, threatened.

(c) To the Knowledge of the Company, no Company Employee at the level of vice president or above is in any material violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation to the Company that is, in each instance, likely to cause material harm to the Company.

(d) The Company and its Subsidiaries are not delinquent in payments to any Company Employees or former Company Employees for any services or amounts required to be reimbursed or otherwise paid, except as would not be reasonably be expected to result in a Company Material Adverse Effect.

(e) None of the Company or its Subsidiaries is party to a settlement agreement with a current or former officer, employee or independent contractor of the Company or its Subsidiaries that involves allegations relating to sexual harassment by an executive of the Company or its Subsidiaries. To the Knowledge of the Company, in the last three years, no allegations of sexual harassment have been made against any executive officer of the Company or its Subsidiaries in their capacity as an officer of the Company or its Subsidiaries.

(f) To the Knowledge of the Company, no Company Employee, who is at the level of Vice President or higher, has provided notice to the Company of his or her intention to terminate his or her employment.

4.15 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect: (a) since the Applicable Date, the Company and its Subsidiaries have complied at all times with all applicable Environmental Laws; (b) to the Knowledge of the Company, no property currently owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) or to the Knowledge of the Company any property formerly owned or operated by the Company or any of its Subsidiaries is contaminated with any Hazardous Substance which would reasonably be expected to require remediation or other action pursuant to any Environmental Law; (c) neither the Company nor any of its Subsidiaries is subject to obligation or liability for any Hazardous Substance disposal or contamination on any third-party property; (d) since the Applicable Date, neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to any obligation or liability under any Environmental Law, which has not been resolved; (e) neither the Company nor any of its Subsidiaries is subject to any Order or other agreement with any Governmental Entity or any indemnity or other agreement with any third party relating to any obligations or liabilities under any Environmental Law; and (f) there are no other circumstances or conditions involving the Company or any of its Subsidiaries that would reasonably be expected to result in any claim, obligation, liability, investigation, cost or restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law. Since the Applicable Date, the Company has not received any reports, data, investigations, audits, assessments (including Phase I environmental site assessments and Phase II environmental site assessments), correspondence, studies, analyses, tests or monitoring pertaining to: (i) any material unresolved environmental liabilities; (ii) any Hazardous Substances in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries; or (iii) the Company’s or any of its Subsidiaries’ compliance with applicable Environmental Laws.

4.16 Tax Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) The Company and each of its Subsidiaries (A) has prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by or on behalf of any of them with the appropriate Taxing Authority and all such filed Tax Returns are true, correct and complete in all respects, (B) has timely paid all Taxes due and payable whether or not shown on any such Tax Returns, except with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP, (C) has withheld and timely paid to the appropriate Taxing Authority all Taxes required by Law, including in connection with amounts paid or owing to any employee, shareholder, creditor, independent contractor or third party (each as determined for Tax purposes), and (D) has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (except for extensions of time to file income Tax Returns obtained in the Ordinary Course of Business). No power of attorney has been granted with respect to any matter relating to Taxes of the Company or any of its Subsidiaries that will remain in effect after the Closing Date.

(ii) Since July 12, 2016, the Company and its Subsidiaries have never received a claim from a Taxing Authority in any jurisdiction where the Company and its Subsidiaries do not file Tax Returns stating that the jurisdiction believes that the Company or its Subsidiaries are required to file any Tax Return or that the Company or its Subsidiaries are or may be subject to Tax in that jurisdiction. Since July 12, 2016, neither the Company nor any of its Subsidiaries has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise had an office or fixed place of business outside its respective country of incorporation or organization, as applicable.

(iii) No deficiency with respect to of Taxes has been, in writing, proposed, asserted or assessed against the Company or any of its Subsidiaries and there are no pending or threatened Proceedings regarding any Taxes of the Company and its Subsidiaries or the properties or assets of the Company and its Subsidiaries. There are no Encumbrances for material Taxes (other than any Permitted Encumbrance) on any of the properties or assets of the Company or any of its Subsidiaries.

(iv) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement, other than such an agreement or arrangement solely between or among the Company and any of its Wholly Owned Subsidiaries and customary commercial contracts entered into in the Ordinary Course of Business, the principal subject of which is not Taxes.

(v) For the last three years, neither the Company nor any of its Subsidiaries, (i) has been a member of an affiliated group within the meaning of Section 1504(a) of the Code, or any other group of corporations filing (or required to file) a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of applicable Tax Law), as a transferee or successor, by Contract or otherwise. Neither the Company nor any of its Subsidiaries is a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(vi) All transactions entered into by or among the Company and its Subsidiaries have been made or entered into in accordance with arm’s length principles and are in compliance in all material respects with any applicable provisions of Law regarding transfer pricing, including Section 482 of the Code and the Treasury Regulations thereunder. The Company and each of its Subsidiaries has properly and in a timely manner documented its transfer pricing methodologies in material compliance with the Code, the Treasury Regulations, and any other applicable provision of Law.

(vii) Neither the Company nor any of its Subsidiaries has requested, applied for, sought or received any relief, assistance or benefit, including any deferral of Taxes, from any Taxing Authority under any COVID-19 Relief Legislation.

(viii) Neither the Company nor any of its Subsidiaries is a party to any arrangement that is classified as a partnership for U.S. tax purposes, excluding for these purposes the equity in Triton International Finance LLC.

(b) During the preceding two-year period, neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(c) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(d) Notwithstanding anything to the contrary in this Agreement, (i) except for the representations and warranties set forth in Section 4.13 (to the extent such representations and warranties relate to Tax matters) and this Section 4.16, none of the Company nor any of its Subsidiaries makes, and each such party hereby expressly disclaims, any express or implied representations or warranties, statutory, common law or otherwise, of any nature, with respect to Taxes, (ii) the representations and warranties of the Company and its Subsidiaries in this Section 4.16 refer only to activities prior to the Closing and shall not serve as representations or warranties regarding, or a guarantee of, nor can they be relied upon with respect to, Taxes attributable to any taxable period (or portion thereof) beginning, or Tax positions taken, after the Closing Date, and (iii) nothing in this Agreement (including the representations and warranties in this Section 4.16) shall be construed as providing a representation and warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute of the Company or its Subsidiaries.

4.17 Leased Real Property; Personal Property.

(a) Section 4.17(a) of the Company Disclosure Schedule sets forth the address of each Leased Real Property. The Company has made available to Public Parent and Parent true and complete copies of each lease, sublease, license and occupancy agreement with respect to such Leased Real Property (individually, a “Lease” and collectively, the “Leases”).

(b) Neither the Company nor any of its Subsidiaries owns any real property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or its Subsidiaries have a valid and enforceable leasehold interest in the Leased Real Property. None of the Company’s or any of its Subsidiaries’ leasehold interest in any such Leased Real Property is subject to any Encumbrance, except for Permitted Encumbrances.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, with respect to the Leased Real Property, (i) the Lease for such property is valid, legally binding, enforceable and in full force and effect in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) there is no breach or violation of, or default under, any such leases or subleases by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any such leases or subleases by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder, and (iii) there are no written or oral subleases, concessions, licenses, occupancy agreements or other Contracts or arrangements granting to any Person other than the Company or its Subsidiaries the right to use or occupy any such property.

(d) Neither the Company nor any of its Subsidiaries has received any written notice of any pending or threatened condemnation of any material Leased Real Property by any Governmental Entity, nor, to the Knowledge of the Company, are there any public improvements or re-zoning measures proposed or in progress that would result in special assessments against or otherwise adversely affect any of the material Leased Real Property that would reasonably be expected to materially interfere with the business or operations of the Company and its Subsidiaries as currently conducted.

(e) The Company or one of the Subsidiaries has good and valid title to, or a valid leasehold interest in, all material tangible personal property reflected on the Company’s audited consolidated balance sheet as of December 31, 2022 and all material tangible personal property acquired by the Company or any Subsidiary since December 31, 2022 (except such personal property as has been disposed of in the Ordinary Course of Business since such date), in each case, free and clear of any and all Encumbrances except Permitted Encumbrances. For purposes of this Section 4.17(e), personal property shall not include shipping containers or the container lease agreements.

4.18 Intellectual Property.

(a) The Company and its Subsidiaries own or have sufficient rights to use all Intellectual Property Rights material to, and used in, the conduct of their respective businesses as currently conducted. The foregoing sentence is not, and shall not be construed as, a representation or warranty regarding non-infringement, interference, misappropriation or other violation by the Company or any of its Subsidiaries of the Intellectual Property Rights of other Persons.

(b) All Registered Intellectual Property Rights material to the Company’s or any of its Subsidiaries’ respective businesses that are owned (or purported to be owned) by the Company or any of its Subsidiaries are solely and exclusively owned (beneficially, and, for applications and registrations, of record) by the Company or one of its Subsidiaries, subsisting, and to the Knowledge of the Company, valid and enforceable, and are not subject to any outstanding Order adversely affecting the validity or enforceability of, or the Company’s or its Subsidiaries’ ownership or use of, or rights in or to, any such Registered Intellectual Property Rights, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(c) Neither the Company nor any of its Subsidiaries has received any written claim, notice or invitation to license or similar communication since the Applicable Date and through the date of this Agreement, which has not since been resolved, (i) contesting or challenging the validity, enforceability or ownership of any Intellectual Property Rights material to the Company’s or any of its Subsidiaries’ respective businesses that are owned or purported to be owned by the Company or any of its Subsidiaries, or (ii) alleging that the Company or any of its Subsidiaries or any of their respective products or services infringes, misappropriates or otherwise violates the Intellectual Property Rights of any Person, whether directly or indirectly, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(d) To the Knowledge of the Company, in each case, the conduct of the respective businesses of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any Person, and has not, since the Applicable Date, infringed, misappropriated or otherwise violated any Intellectual Property Rights of any Person, in each case, in any material respect. To the Knowledge of the

Company, since the Applicable Date, no Person has infringed, misappropriated or otherwise violated any Intellectual Property Rights owned by the Company or any of its Subsidiaries, whether directly or indirectly, in any material respect. The foregoing representation and warranty in this Section 4.18(d) and Section 4.18(c)(ii) are the sole representations and warranties herein with respect to any actual or alleged infringement, misappropriation or other violation of Intellectual Property Rights by the Company or any of its Subsidiaries.

(e) The IT Assets owned by the Company and its Subsidiaries are sufficient for the current and currently anticipated needs of the businesses of the Company and its Subsidiaries, and, to the Knowledge of the Company, from the Applicable Date to the date of this Agreement, there has been no unauthorized or unlawful access to such IT Assets. Such IT Assets have not malfunctioned or failed in a manner that, individually or in the aggregate, has resulted in or is reasonably expected to result in a Company Material Adverse Effect. The IT Assets have appropriate virus protection, security and back-up systems and regularly tested business continuity and disaster recovery plans, which are in accordance with Data Protection Laws and consistent with reasonable practices in the industry, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(f) The Company and its Subsidiaries have established, implemented and maintained written policies regarding privacy, cybersecurity and data security that are compliant with Data Protection Laws (such policies, collectively, the “Privacy and Security Policies”), in each case, in all material respects.

(g) The Company and each of its Subsidiaries has at all times since the Applicable Date (i) complied with all of their respective Privacy and Security Policies and contractual obligations, and with all Data Protection Laws, including with respect to the collection, use, storage, processing, transmission, transfer (including cross-border transfers), disclosure and protection of Personal Information, vendor due-diligence requirements, and contracts with third parties in all material respects, and (ii) used appropriate technical and organizational measures as required by Data Protection Laws and consistent in all material respects with reasonable practices in the industry to ensure the confidentiality, integrity, privacy and security of Personal Information, as monitored through regular penetration tests and vulnerability assessments (and the Company has taken commercially reasonable actions in response to any material identified vulnerabilities), and has remediated all high-level and critical-level vulnerabilities identified on the most recent formal vulnerability assessment.

(h) The Company and its Subsidiaries have not (A) suffered any unauthorized or unlawful access to, or acquisition, disclosure, destruction, loss, compromise, alteration or corruption of, Personal Information owned, maintained, or controlled by or on behalf of the Company or any of its Subsidiaries or (B) received written notification from any Person alleging a material violation of any Data Protection Laws, Privacy and Security Policies or contractual obligations regarding Personal Information, in each case, since the Applicable Date.

4.19 Insurance. Section 4.19 of the Company Disclosure Schedule contains a true and complete list of all material insurance policies maintained by or for the benefit of the Company and its Subsidiaries (“Insurance Policies”), true and complete copies of which have been available to the Public Parent and Parent. The Insurance Policies are in such amounts and covering such losses and risks as, in the Company’s reasonable determination, are adequate to protect the Company and its Subsidiaries and their respective businesses substantially consistent in character and amount, in all material respects, with that maintained by companies of similar size and financial condition of the Company and its Subsidiaries engaged in businesses similar to those of the Company and its Subsidiaries. Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, (a) All such Insurance Policies are in full force and effect, (b) all premiums due under all such Insurance Policies have been paid in full, (c) no written notice of default, termination, cancellation, or non-renewal with respect to any of the Insurance Policies has been received by the Company or any of its Subsidiaries, and (d) except as set forth on Section 4.19 of the Company Disclosure Schedule, the limits of all such Insurance Policies are fully in place without any exhaustion or erosion, there are no open claims under any of the Insurance Policies where the claimed amount exceeds $1,000,000, and there are no material open claims relating to the Company or any of its Subsidiaries for which the applicable insurer has questioned, disputed or denied coverage.

4.20 Brokers and Finders. Neither the Company nor any of its Subsidiaries, nor any of their respective directors or employees (including any officers), has employed or retained any broker, finder or investment bank or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that the Company has retained Goldman Sachs & Co. LLC as its financial advisor.

4.21 Anti-Takeover Provisions.

(a) No Takeover Statute applies to the Company with respect to this Agreement, the Statutory Merger Agreement or the Transactions.

(b) The Company is not party to a shareholder rights plan, “poison pill” or similar anti-takeover arrangement, or plan.

4.22 Related Party Transactions. To the Knowledge of the Company, no event has occurred since the date of the Company’s last proxy statement to its shareholders that would be required to be reported by the Company in accordance with Item 404 of Regulation S-K promulgated by the SEC.

4.23 No Other Representations or Warranties; Non-Reliance.

(a) Except for the express written representations and warranties made by the Company in this Article IV and in any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty regarding the Company or any of its Subsidiaries or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the Transactions, and the Company expressly disclaims any other representations or warranties. Each of Public Parent, Parent and Merger Sub acknowledges, and agrees, that it has relied solely on the results of its and its Affiliates’ and their respective Representatives’ independent investigations and the express written representations and warranties made by the Company in this Article IV and in any other certificate or instrument delivered pursuant to this Agreement, and none of Public Parent, Parent, Merger Sub or any of their respective Affiliates or its or their respective Representatives has relied on and none are relying on any representations or warranties regarding the Company or any of its Subsidiaries or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the Transactions, other than the express written representations and warranties expressly set forth in this Article IV and in any certificate delivered pursuant to this Agreement.

(b) Without limiting the generality of the provisions of paragraph (a) of this Section 4.23 in connection with the due diligence investigation of Public Parent and its Subsidiaries by the Company, the Company has received and may continue to receive from Parent, Public Parent and their respective Subsidiaries certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding Public Parent, its Subsidiaries and their respective businesses and operations. The Company hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PUBLIC PARENT

Except as set forth in the Public Parent Reports filed with or furnished to the SEC or the Canadian Securities Regulators from the Applicable Date until the date that is the Business Day prior to the date of this Agreement (but excluding any disclosures in the Company Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Quantitative and Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature), Public Parent hereby represents and warrants to the Company that:

5.1 Organization, Good Standing and Qualification. Public Parent and its Subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except, solely with respect to Public Parent’s Subsidiaries, as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. Public Parent has made available to the Company true and complete copies of Public Parent’s Organizational Documents in effect as of the date of this Agreement. Public Parent is not in material violation of any of the provisions of its Organizational Documents.

5.2 Capital Structure. The authorized share capital of Public Parent consists of an unlimited number of Public Parent Shares, an unlimited number of Public Parent Class B Multiple Voting Shares, an unlimited number of Public Parent Class C Non-Voting Shares, an unlimited number of Public Parent Class A Senior Preferred Shares and an unlimited number of Public Parent Class B Junior Preferred Shares. As of the Capitalization Date: (i) 110,606,944 Public Parent Shares were issued and outstanding; (ii) 2 Public Parent Class B Multiple Voting Shares were issued and outstanding; (iii) 2,103,677 Public Parent Class C Non-Voting Shares were issued and outstanding; (iv) nil Public Parent Class A Senior Preferred Shares were issued and outstanding; and (v) nil Public Parent Class B Junior Preferred Shares were issued and outstanding. Public Parent does not have outstanding any bonds, debentures, notes or other obligations, the holders of which have the right to vote (or convert into or be exercised for securities having the right to vote) with the shareholders of Public Parent on any matter. All of the outstanding share capital or other securities of Public Parent have been duly authorized and are validly issued, fully paid and non-assessable and free and clear of any Encumbrance (other than any Permitted Encumbrance). Upon the issuance of any Public Parent Share as otherwise expressly permitted by this Agreement, such Public Parent Shares will be duly authorized, validly issued, fully paid and non-assessable and free and clear of any Encumbrance (other than any Permitted Encumbrance). There are no preemptive, subscription or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Public Parent to issue or to sell any shares of capital stock or other securities of Public Parent or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to, or giving any Person a right to subscribe for or acquire, any securities of Public Parent, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

5.3 Corporate Authority.

(a) No vote of holders of capital stock or other securities of Public Parent is necessary to approve this Agreement, the Statutory Merger Agreement and the Transactions. Public Parent has all requisite corporate or similar power and authority and has taken all corporate or similar action necessary in order to execute, deliver and perform under this Agreement and the Statutory Merger Agreement and to consummate the Transactions, as applicable, and, except for executing and delivering the Statutory Merger Agreement and filing the Merger Application with the Registrar pursuant to the Companies Act, no other action on the part of Public Parent is necessary to authorize the execution, delivery and performance by Public Parent of this Agreement and the Statutory Merger Agreement and the consummation by Public Parent of the Transactions and the Statutory Merger Agreement. This Agreement has been duly executed and delivered by Public Parent and, assuming due execution and delivery by the Company, Parent and Merger Sub constitutes a valid and binding agreement of Public Parent, enforceable against Public Parent in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The board of directors of Public Parent has approved this Agreement and the Statutory Merger Agreement and determined that the terms of this Agreement and the Statutory Merger Agreement are in the best interests of Public Parent and its shareholders, and declared the advisability of this Agreement, the Statutory Merger Agreement and the Transactions.

5.4 Governmental Filings; No Violations; Certain Contracts.

(a) Other than the expirations of the statutory waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act, (ii) associated with the filing of the Merger Application with the Registrar pursuant to the Companies Act, (iii) required to be made with or obtained from the SEC or the Canadian Securities Regulators, (iv) required to be made with or by the NYSE or TSX, (v) the CFIUS Clearance (vi) the approvals set forth in Section 4.4(a) of the Company Disclosure Schedule (collectively, the “Public Parent Approvals”), and assuming the accuracy of the representations and warranties set forth in Sections 4.4(a) and 6.3(a), no expirations of any statutory waiting periods under applicable Laws are required and no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by Public Parent or any of its Subsidiaries with, nor are any required to be obtained by Public Parent or any of its Subsidiaries from, any Governmental Entity, in connection with the execution and delivery of and performance under this Agreement and the consummation of the Transactions, except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Public Parent to consummate the Transactions.

(b) The execution and delivery of and performance under this Agreement by Public Parent do not, and the consummation of the Transactions, will not: (i) assuming (solely with respect to the consummation of the Transactions) the satisfaction of the obligations contemplated by Section 8.5, constitute or result in a breach or violation of or a contravention or conflict with the Organizational Documents of Public Parent or any of its Subsidiaries; (ii) assuming (solely with respect to the performance under this Agreement by Public Parent and the consummation of the Transactions) the satisfaction of the obligations contemplated by Section 8.5 and the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 5.4(a) expire, are made or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of or a contravention or conflict with any Law to which Public Parent or any of its Subsidiaries is subject; or (iii) assuming (solely with respect to the performance under this Agreement by Public Parent and the consummation of the Transactions) the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 5.4(a) expire, are made or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of, or default under, the creation of any right or obligation under or the creation of an Encumbrance (other than any Permitted Encumbrance) on any of the rights, properties or assets of Public Parent or any of its Subsidiaries pursuant to any Contract binding upon Public Parent or any of its Subsidiaries, except, in the case of clauses (ii) and (iii) of this Section 5.4(b), as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Public Parent to consummate the Transactions.

5.5 Public Parent Reports.

(a) Since the Applicable Date, all Public Parent Reports have been filed or furnished on a timely basis. Each of the Public Parent Reports (including exhibits and other information incorporated therein) filed or furnished since the Applicable Date, at the time of its filing or being furnished (or, if amended or supplemented, as of the date of the last such amendment or supplement, or, in the case of a Public Parent Report that is a registration statement filed pursuant to the Securities Act or a proxy statement filed pursuant to the Exchange Act, on the date of effectiveness of such Public Parent Report or date of the applicable meeting, respectively), complied or will comply (as applicable), in all material respects, with the applicable requirements of the Securities Act, the Exchange Act, Canadian Securities Laws and the Sarbanes-Oxley Act, as applicable. The Public Parent Reports (including exhibits and other information incorporated therein) filed or furnished since the Applicable Date have not and will not (as applicable) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, in each case when filed or furnished, or with respect to any proxy statement filed pursuant to the Exchange Act, on the date of the applicable meeting. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff or Canadian Securities Regulators with respect to the Public Parent Reports.

(b) (i) Public Parent has not received any non-public comment letters or other material correspondence from the SEC or TSX since the Applicable Date and (ii) since the Applicable Date, neither Public Parent nor any of the its Subsidiaries has received from the SEC or TSX any written comments or questions with respect to any of the Public Parent Reports (including the financial statements included therein) or any registration statement filed by any of them with the SEC or TSX or any notice from the SEC or TSX that such Public Parent Reports (including the financial statements included therein) or registration statements are being reviewed or investigated, and, to the Knowledge of Public Parent, there is no investigation or review being conducted by the SEC or TSX of any Public Parent Reports (including the financial statements included therein), in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Public Parent to consummate the Transactions.

(c) Since the Applicable Date, Public Parent has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE and TSX. Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3) thereunder, or the rules and regulations promulgated by the SEC, since the enactment of the Sarbanes-Oxley Act, neither Public Parent nor any of its Subsidiaries has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of Public Parent.

5.6 Disclosure Controls and Procedures and Internal Control Over Financial Reporting.

(a) Public Parent maintains, and, at all times since the Applicable Date, has maintained “disclosure controls and procedures” required and as defined by Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act and in National Instrument 52-109 –Certification of Disclosure in Issuers’ Annual and Interim Filings, as applicable, that are reasonably designed to ensure that all information required to be disclosed in the Public Parent Reports is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian Securities Regulators, as applicable.

(b) Public Parent maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 under the Exchange Act and in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, as applicable) designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, (ii) that receipts and expenditures of Public Parent are being made only in accordance with authorizations of management of Public Parent and the board of directors of Public Parent and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Public Parent’s and Public Parent’s Subsidiaries’ properties or assets.

(c) Public Parent’s management has completed an assessment of the effectiveness of Public Parent’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2022, and such assessment concluded that those controls were effective. Public Parent has disclosed, based on its most recent evaluation of Public Parent’s internal control over financial reporting prior to the date of this Agreement, to Public Parent’s independent registered public accounting firm and the Audit Committee (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act and in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, as applicable) that are reasonably likely to adversely affect Public Parent’s ability to record, process, summarize and report financial information and (ii) any fraud whether or not material, that involves management or other employees who have a significant role in the preparation of financial statements or the internal accounting controls utilized by Public Parent and Public Parent’s Subsidiaries. Public Parent has made available to the Company a summary of any such disclosures made by management to Public Parent’s independent registered public accounting firm and the Audit Committee since the Applicable Date.

5.7 Financial Statements; No Undisclosed Liabilities.

(a) Financial Statements. Each of the consolidated balance sheets and consolidated statements of operations, shareholders’ equity and cash flows included in or incorporated by reference into the Public Parent Reports (including the related notes and schedules thereto) filed since the Applicable Date: (i) were or will be prepared (as applicable), in each case, in accordance with IFRS, except as may be noted therein; and (ii) did or will fairly present, in all material respects (as applicable), the consolidated financial position of Public Parent and its consolidated Subsidiaries as of its date and the financial position, consolidated results of operations, changes in shareholders’ equity and cash flows, as the case may be, of such companies as of and for the periods set forth therein, as applicable (subject, in the case of any unaudited statements, to notes and normal year-end audit adjustments).

(b) No Undisclosed Liabilities. Except for obligations and liabilities (i) reflected or reserved against in Public Parent’s most recent consolidated balance sheet (including the notes thereto) included in or incorporated by reference into the Public Parent Reports filed prior to the date of this Agreement, (ii) incurred in the Ordinary Course of Business since the date of such consolidated balance sheet, (iii) incurred pursuant to this Agreement or (iv) incurred pursuant to Contracts or Licenses binding on Public Parent or any of its Subsidiaries or pursuant to which their respective properties and assets are bound (other than those resulting from a breach of such Contract or License or violation of Law), there are no obligations or liabilities of any nature of Public Parent or any of its Subsidiaries, whether or not accrued, absolute, contingent or otherwise and whether or not required to be disclosed, that would, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(c) Off-Balance Sheet Arrangements. Public Parent is not a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Public Parent, on the one hand, and any Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)).

5.8 Compliance with Laws.

(a) Since the Applicable Date, Public Parent and each of its Subsidiaries have been, and are, in compliance with any Law (other than compliance with the FCPA and Other Anti-Bribery Laws, to which Section 5.8(b) applies) applicable to Public Parent and any of its Subsidiaries or by which any of their respective properties, rights or assets are bound, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, no investigation, review or proceeding by any Governmental Entity with respect to Public Parent or any of its Subsidiaries or their operations is pending or, to the Knowledge of Public Parent, threatened in writing, and, to the Knowledge of Public Parent, no Governmental Entity has indicated an intention to conduct the same.

(b) FCPA and Other Anti-Bribery Laws.

(i) Public Parent and its Subsidiaries and, to the Knowledge of Public Parent, its directors, officers, employees and agents or persons acting on behalf or for the benefit of Public Parent, in each case, are in compliance with and, for the past five years, have complied with the FCPA and Other Anti-Bribery Laws in all material respects.

(ii) For the past five years, neither Public Parent nor any of its Subsidiaries, directors, officers, employees or, to the Knowledge of Public Parent, any agents or other Persons acting on behalf or for the benefit of Public Parent has (A) been charged or convicted or the subject of any investigation, by any Governmental Entity for any actual, alleged or suspected violation of the FCPA or Other Anti-Bribery Laws; or (B) offered, promised, provided, or authorized the provision of any money or other thing of value, directly or indirectly, to any government official or to any Person to improperly influence official action or secure an improper advantage.

(iii) For the past five years, Public Parent and its Subsidiaries have maintained in effect policies and procedures reasonably designed to promote compliance by Public Parent, its Subsidiaries, officers, employees, agents, and any Person acting on behalf or for the benefit of Public Parent with the FCPA and Other Anti-Bribery Laws.

(iv) Public Parent and each of its Subsidiaries have, for the past five years, maintained (A) books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Public Parent and its Subsidiaries, and (B) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of Public Parent and its Subsidiaries were, have been and are executed only in accordance with management’s general or specific authorization in all material respects.

(c) Export and Sanctions Regulations.

(i) To the Knowledge of Public Parent, Public Parent and each of its Subsidiaries are in compliance and, for the past five years, has been in compliance with the Export and Sanctions Regulations in all material respects.

(ii) None of Public Parent, its Subsidiaries, nor any of their respective directors, officers, employees, agents, representatives or other Persons acting on behalf of Public Parent or its Subsidiaries is or has been a Sanctioned Person or is located, organized or resident in a country or territory that is the subject of any sanctions Laws administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, and the anti boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury.

(iii) Public Parent has instituted policies and procedures reasonably designed to ensure compliance with the Export and Sanctions Regulations and has maintained such policies and procedures in full force and effect.

5.9 Litigation.

(a) Since the Applicable Date, there have been no and there are no Proceedings against Public Parent or any of its Subsidiaries, pending or, to the Knowledge of Public Parent, threatened against Public Parent, or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Public Parent to consummate the Transactions.

(b) Since the Applicable Date, neither Public Parent nor any of its Subsidiaries has been a party to or subject to the provisions of any Order, except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Public Parent to consummate the Transactions.

5.10 Absence of Certain Changes.

(a) Since December 31, 2022 and through the date of this Agreement, Public Parent and its Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course of Business, except for the negotiation, execution, delivery and performance of this Agreement.

(b) Since December 31, 2022 and through the date of this Agreement, there has not been a Parent Material Adverse Effect or any event, change, occurrence, condition, development, circumstance, fact or effect that, individually or in the aggregate with such other events, changes, occurrences, conditions, developments, circumstances, facts or effects, would reasonably be expected to result in a Parent Material Adverse Effect.

5.11 Absence of Certain Agreements. As of the date of this Agreement and other than as expressly contemplated by this Agreement, neither Public Parent nor any of its controlled Affiliates has entered into any Contract or other agreement, understanding or arrangement (whether oral or written), or authorized, committed or agreed to enter into any of the same: (a) pursuant to which any shareholder of the Company (i) would be entitled to receive consideration of a different amount or nature than the Merger Consideration, (ii) agrees to vote to adopt this Agreement or approve the Transactions or (iii) agrees to vote against any Superior Proposal; (b) pursuant to which any current employee of the Company has agreed to (i) remain as an employee of the Company or any of its Subsidiaries following the Effective Time (other than as expressly permitted or contemplated by Section 8.1) or become an employee of Public Parent or any of its Subsidiaries, (ii) contribute or roll over any portion of such employee’s Shares or Company Equity Awards to the Surviving Company, Public Parent or any of their respective Subsidiaries or (iii) receive any capital stock or other securities of the Surviving Company, Public Parent or any of their respective Subsidiaries; or (c) with any current director, officer or other employee of the Company that relates in any way to the Company or the Transactions.

5.12 Brokers and Finders. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Public Parent, except for Persons, if any, whose fees and expenses will be paid by Parent.

5.13 Anti-Takeover Provisions. No Takeover Statute applies to Public Parent with respect to this Agreement, the Statutory Merger Agreement or the Transactions.

5.14 No Other Representations or Warranties; Non-Reliance.

(a) Except for the express written representations and warranties made by Public Parent, Parent and Merger Sub in Articles V, VI and VII of this Agreement and in any certificate delivered pursuant to this Agreement, neither Public Parent nor any other Person makes any express or implied representation or warranty regarding Public Parent or any of its Affiliates or any of its or their businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its Representatives in connection with this Agreement or the Transactions, and Public Parent expressly disclaims any other representations or warranties. None of the Company or its Affiliates or its or their respective Representatives has relied on and none are relying on any representations or warranties regarding Public Parent or any of its Affiliates or any of its or their businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its Representatives, other than the express written representations and warranties made by Public Parent, Parent and Merger Sub in Articles V, VI and VII of this Agreement and in any certificate delivered pursuant to this Agreement.

(b) Without limiting the generality of the provisions of paragraph (a) of this Section 5.14 in connection with the due diligence investigation of the Company and its Subsidiaries by Public Parent, Public Parent has received and may continue to receive from the Company and its Subsidiaries certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding the Company, its Subsidiaries and their respective businesses and operations. Public Parent hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to the Company that:

6.1 Organization, Good Standing and Qualification. Parent and each of its Subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except, solely with respect to Parent’s Subsidiaries (other than Merger Sub), as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

6.2 Corporate Authority.

(a) No vote of holders of capital stock or other securities of Parent is necessary to approve this Agreement, the Statutory Merger Agreement and the Transactions. Parent has all requisite corporate or similar power and authority and has taken all corporate or similar action necessary in order to execute, deliver and perform under this Agreement and the Statutory Merger Agreement and to consummate the Transactions and the Statutory Merger Agreement, and, except for executing and delivering the Statutory Merger Agreement and filing the Merger Application with the Registrar pursuant to the Companies Act, no other action on the part of Parent is necessary to authorize the execution, delivery and performance by Parent of this Agreement and the Statutory Merger Agreement and the consummation by Parent of the Transactions and the Statutory Merger Agreement. This Agreement has been duly executed and delivered by Parent and, assuming due execution and delivery by Public Parent, Merger Sub and the Company, constitutes a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The board of directors of Parent has approved this Agreement and the Statutory Merger Agreement and determined that the terms of this Agreement and the Statutory Merger Agreement are in the best interests of Parent and its shareholders, and declared the advisability of this Agreement, the Statutory Merger Agreement and the Transactions.

6.3 Governmental Filings; No Violations.

(a) Other than the expirations of the statutory waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act, (ii) associated with the filing of the Merger Application with the Registrar pursuant to the Companies Act, (iii) required to be made with or by the NYSE or TSX, (iv) the CFIUS Clearance, or (v) the approvals set forth in Section 4.4(a) of the Company Disclosure Schedule (collectively, the “Parent Approvals”), and assuming the accuracy of the representations and warranties set forth in Section 4.4(a), no expirations of any statutory waiting periods under applicable Laws are required and no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by Parent or any of its Subsidiaries with, nor are any required to be obtained by Parent or any of its Subsidiaries from, any Governmental Entity, in connection with the execution and delivery of and performance under this Agreement and the consummation of the Transactions, except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of the Parent to consummate the Transactions.

(b) The execution and delivery of and performance under this Agreement by Parent do not, and the consummation of the Transactions, will not: (i) assuming (solely with respect to the consummation of the Transactions) the satisfaction of the obligations contemplated by Section 8.5, constitute or result in a breach or violation of or a contravention or conflict with the Organizational Documents of Parent or any of its Subsidiaries; (ii) assuming (solely with respect to the performance under this Agreement by Parent and the consummation of the Transactions) the satisfaction of the obligations contemplated by Section 8.5 and the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 6.3(a) expire, are made or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of or a contravention or conflict with any Law to which Parent or any of its Subsidiaries is subject; or (iii) assuming (solely with respect to the performance under this Agreement by Parent and the consummation of the Transactions) the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 6.3(a) expire, are made or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of, or default under, the creation of any right or obligation under or the creation of an Encumbrance (other than any Permitted Encumbrance) on any of the rights, properties or assets of Parent or any of its Subsidiaries pursuant to any Contract binding upon Parent or any of its Subsidiaries, except, in the case of clauses (ii) and (iii) of this Section 6.3(b), as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

6.4 Litigation.

(a) Since the Applicable Date, there are no Proceedings against Parent or any of its Subsidiaries, in each case when acting in such capacity, pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(b) Since the Applicable Date, neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any Order, except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the Transactions.

6.5 Absence of Certain Agreements. As of the date of this Agreement and other than as expressly contemplated by this Agreement, neither Parent nor any of its controlled Affiliates has entered into any Contract or other agreement, understanding or arrangement (whether oral or written), or authorized, committed or agreed to enter into any of the same: (a) pursuant to which any shareholder of the Company (i) would be entitled to receive consideration of a different amount or nature than the Merger Consideration, (ii) agrees to vote to adopt this Agreement or approve the Transactions or (iii) agrees to vote against any Superior Proposal; (b) pursuant to which any current employee of the Company has agreed to (i) remain as an employee of the Company or any of its Subsidiaries following the Effective Time (other than as expressly permitted or contemplated by Section 8.1) or become an employee of Parent or any of its Subsidiaries, (ii) contribute or roll over any portion of such employee’s Shares or Company Equity Awards to the Surviving Company, Parent or any of their respective Subsidiaries or (iii) receive any capital stock or other securities of the Surviving Company, Parent or any of their respective Subsidiaries; or (c) with any current director, officer or other employee of the Company that relates in any way to the Company or the Transactions.

6.6 Financings.

(a) The aggregate proceeds contemplated by the Commitment Letters will be sufficient (after deducting applicable fees, expenses, original issue discount and similar premiums and charges) to enable Parent to (i) consummate the Transactions upon the terms contemplated by this Agreement, (ii) pay the Total Cash Amount payable in respect of the applicable Eligible Shares and Dissenting Shares in the Merger pursuant to this Agreement, (iii) pay all amounts payable pursuant to Section 3.4 of this Agreement, (iv) pay all Indebtedness, liabilities and other obligations of the Company as expressly contemplated to be funded pursuant to the Debt Commitment Letter by Parent at Closing, and (v) pay all related fees and expenses associated with the Transactions or the Commitment Letters incurred by Parent, Merger Sub, the Surviving Company or any of their respective Affiliates and required to be paid at the Closing by such party (collectively, the “Financing Purposes”).

(b) Parent has received (i) an executed equity commitment letter dated as of the date of this Agreement (as may be amended, supplemented or modified in accordance with the terms thereof, the “Equity Commitment Letter”) from the equity financing source party thereto (the “Equity Financing Source”) pursuant to which the Equity Financing Source has committed to provide the amount of cash equity financing as set forth in the Equity Commitment Letter, subject only to the terms and conditions expressly set forth therein (the

“Equity Financing”) and (ii) an executed debt commitment letter and executed fee letter associated therewith, each dated as of the date of this Agreement (such commitment letter and fee letter (which fee letter may be redacted as described below), and all attached exhibits, schedules and annexes that are delivered on date of this Agreement, and amendments to the foregoing permitted by the terms hereof, collectively, the “Debt Commitment Letter” and, together with the Equity Commitment Letter and any related exhibits, schedules, annexes, supplements, term sheets and other agreements, the “Commitment Letters”) from the lenders party thereto (collectively, the “Lenders”), pursuant to which the Lenders have committed, subject only to the terms and conditions expressly set forth in the Debt Commitment Letter, to provide to Parent (or any of its Affiliates) the amount of financing set forth in the Debt Commitment Letter (as may be amended, supplemented or replaced in accordance with the terms of this Agreement, the “Debt Financing” and, together with the Equity Financing, the “Financing”). The Equity Commitment Letter provides that the Company is an express third-party beneficiary thereto, and is entitled to seek, specific performance of Parent’s right to cause the Equity Commitment (as defined in the Equity Commitment Letter) to be funded thereunder, and for no other purpose and, in connection therewith, the Company has the right to an injunction, or other appropriate form of specific performance or equitable relief, to cause Parent to cause, and to directly cause, the Equity Financing Source to fund, directly or indirectly, the Equity Commitment as, and to the extent permitted by, the Equity Commitment Letter, in each case, when all of the conditions to funding the Equity Commitment set forth in the Equity Commitment Letter have been satisfied but only as permitted by the exercise of the Company’s rights under, and subject to, Section 11.7. A true, correct and complete copy of each fully executed Commitment Letter as in effect on the date of this Agreement has been provided to the Company. A true, correct and complete copy of each fee letter and engagement letter related to the Debt Commitment Letter as in effect on date of this Agreement has been provided to the Company, except that the fees and other commercially sensitive information therein (including provisions in such fee letter related solely to fees, “flex terms” and economic terms) may have been redacted; provided, however, that no redacted term provides that the aggregate amount or net cash proceeds of the Debt Financing set forth in the unredacted portion of the Debt Commitment Letter could be reduced (except in accordance with Section 8.20(c)) or adds any conditions or contingencies or other terms that adversely affect in any way the availability of all or any portion of the Debt Financing or the enforceability of the Debt Commitment Letter, except as such enforceability may be limited by the Bankruptcy and Equity Exception. Parent has fully paid (or caused to be paid) all commitment and other fees, if any, required by such Commitment Letters to be paid by the Parent (or any applicable Affiliate thereof) prior to or concurrently with the entry into this Agreement. As of the date of this Agreement, each Commitment Letter is a legal, valid and binding obligation of Parent (or its applicable Affiliate party thereto) and, to the Knowledge of Parent, each other party thereto, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect, and has not been amended, modified, withdrawn, terminated or rescinded in any respect, and, assuming the representations and warranties in Article IV are true and correct to the Knowledge of Parent, no event has occurred which (with or without notice, lapse of time or both) would (A) constitute a breach or default thereunder on the part of Parent or (B) otherwise would reasonably be expected to result in the failure of any condition to the Financing in accordance with the terms thereof. There are no other contracts, side letters, other written or oral agreements, arrangements, conditions precedent, contingencies or other provisions, in each case in effect, that could affect the conditionality of the Financing or the amount or availability of the Financing on the Closing Date, to which Parent or any of its Affiliates is a party, other than (1) as expressly set forth in the Commitment Letters delivered to the Company prior to the execution hereof and (2) as otherwise permitted by Section 8.20. Except as expressly set forth in the Equity Commitment Letter, as of the date of this Agreement, there are no conditions precedent to the obligation of the Equity Financing Source to provide the Equity Financing or any contingencies that would permit the Equity Financing Source to reduce the total amount of Equity Financing. As of the date of this Agreement, assuming the representations and warranties in Article IV are true and correct, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied on a timely basis or that the Financing will not be available to Parent for the Financing Purposes required to be paid by Parent or Merger Sub on the date on which the Closing should occur pursuant to Section 1.1.

6.7 Solvency. Assuming (a) the satisfaction or waiver of the conditions to Public Parent’s, Parent’s and Merger Sub’s obligation to consummate the Merger set forth in Section 9.1 and Section 9.2 and (b) the representations and warranties of the Company set forth in Article IV are true and correct, after giving effect to the Transactions, payment of all related fees and expenses and consummation of the Transactions (including the incurrence of the Debt Financing to the extent required to consummate the Transactions, the Total Stock Value, the Total Cash Amount and Unvested Company Equity Award Consideration), Parent will be Solvent as of and immediately following the Closing. For purposes of this Agreement, the term “Solvent,” when used with respect to any Person, means that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the value of all “liabilities of such person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors and (B) the amount that will be required to pay the probable liabilities of such Person as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (iii) such Person will be able to pay its liabilities as they mature.

6.8 Brokers and Finders. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries, except for Persons, if any, whose fees and expenses will be paid by Parent.

6.9 No Other Representations or Warranties; Non-Reliance.

(a) Except for the express written representations and warranties made by Public Parent, Parent and Merger Sub in Articles V, VI and VII of this Agreement and in any certificate delivered pursuant to this Agreement, neither Parent nor any other Person makes any express or implied representation or warranty regarding Parent or any of its Affiliates or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this

Agreement or the Transactions, and Parent expressly disclaims any other representations or warranties. None of the Company or its Affiliates or its or their respective Representatives has relied on and none are relying on any representations or warranties regarding Parent or any of its Affiliates or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives, other than the express written representations and warranties made by Public Parent, Parent and Merger Sub in Articles V, VI and VII of this Agreement and in any certificate delivered pursuant to this Agreement.

(b) Without limiting the generality of the provisions of paragraph (a) of this Section 6.9 in connection with the due diligence investigation of the Company and its Subsidiaries by Parent, Parent has received and may continue to receive from the Company and its Subsidiaries certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding the Company, its Subsidiaries and their respective businesses and operations. Parent hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF MERGER SUB

Merger Sub hereby represents and warrants to the Company that:

7.1 Organization, Good Standing and Qualification. Merger Sub is an exempted company duly limited by shares incorporated and validly existing under the Laws of Bermuda. Merger Sub has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction in which the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification.

7.2 Capitalization and Business of Merger Sub. The authorized share capital of Merger Sub consists of 100 shares of Merger Sub, par value $0.01 per share. As of the date of this Agreement, all such shares were issued and outstanding. All of the outstanding shares or other securities of Merger Sub have been duly authorized and are validly issued, fully paid and non- assessable and owned by either Public Parent or Parent. Merger Sub has not conducted any business and has no properties, assets, obligations or liabilities of any nature, in each case other than those incident to its organization and pursuant to this Agreement and the Transactions.

7.3 Corporate Authority; Approval.

(a) Merger Sub has all requisite corporate or similar power and authority and has taken all corporate or similar action necessary in order to execute, deliver and perform under this Agreement and the Statutory Merger Agreement and to consummate the Transactions, and, except for executing and delivering the Statutory Merger Agreement (together with the requisite supporting materials), filing the Merger Application with the

Registrar pursuant to the Companies Act and obtaining the Merger Sub shareholder approval (which approval shall be through written resolution by Public Parent and Parent immediately following the execution of this Agreement), no other action on the part of Merger Sub is necessary to authorize the execution, delivery and performance by Merger Sub of this Agreement and the Statutory Merger Agreement and the consummation by Merger Sub of the Transactions. This Agreement has been duly executed and delivered by Merger Sub and, assuming due execution and delivery by Public Parent, Parent and the Company, constitutes a valid and binding agreement of Merger Sub, enforceable against Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The board of directors of Merger Sub has approved this Agreement and the Statutory Merger Agreement and determined that the terms of this Agreement and the Statutory Merger Agreement are in the best interests of Merger Sub and its shareholders, and declared the advisability of this Agreement, the Statutory Merger Agreement and the Transactions.

7.4 Governmental Filings; No Violations.

(a) Other than the expirations of the statutory waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act, (ii) associated with the filing of the Merger Application with the Registrar pursuant to the Companies Act, (iii) required to be made with or by the NYSE or TSX, (iv) the CFIUS Clearance, or (v) the approvals set forth in Section 4.4(a) of the Company Disclosure Schedule, and assuming the accuracy of the representations and warranties set forth in Section 4.4(a), no expirations of any statutory waiting periods under applicable Laws are required and no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by Merger Sub with, nor are any required to be obtained by Merger Sub from, any Governmental Entity, in connection with the execution and delivery of and performance under this Agreement and the consummation of the Transactions, except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Merger Sub to consummate the Transactions.

(b) The execution and delivery of and performance under this Agreement by Merger Sub does not, and the consummation of the Transactions, will not: (i) assuming (solely with respect to the consummation of the Transactions) the satisfaction of the obligations contemplated by Section 8.5, constitute or result in a breach or violation of or a contravention or conflict with the Organizational Documents of Merger Sub; (ii) assuming (solely with respect to the performance under this Agreement by Merger Sub and the consummation of the Transactions) the satisfaction of the obligations contemplated by Section 8.5 and the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 7.4 expire, are made or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of or a contravention or conflict with any Law to which Merger Sub is subject; or (iii) assuming (solely with respect to the performance under this Agreement by Merger Sub and the consummation of the Transactions) the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 6.3(a) expire, are made or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of, or default under, the creation of any right or obligation under or the creation of an Encumbrance (other than any Permitted Encumbrance) on any of the rights, properties or assets of Merger Sub pursuant to any Contract binding upon Merger Sub, except, in the case of clause (ii) of this Section 7.4, as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

7.5 Brokers and Finders. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Merger Sub, except for Persons, if any, whose fees and expenses will be paid by Parent.

7.6 No Other Representations or Warranties; Non-Reliance.

(a) Except for the express written representations and warranties made by Public Parent, Parent and Merger Sub in Articles V, VI and VII of this Agreement and in any certificate delivered pursuant to this Agreement, neither Merger Sub nor any other Person makes any express or implied representation or warranty regarding Merger Sub or any of its Affiliates or any of its or their businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its Representatives in connection with this Agreement or the Transactions, and Merger Sub expressly disclaims any other representations or warranties. None of the Company or its Affiliates or its or their respective Representatives has relied on and none are relying on any representations or warranties regarding Merger Sub or any of its Affiliates or any of its or their businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its Representatives, other than the express written representations and warranties made by Public Parent, Parent and Merger Sub in Articles V, VI and VII of this Agreement and in any certificate delivered pursuant to this Agreement.

(b) Without limiting the generality of the provisions of paragraph (a) of this Section 7.6 in connection with the due diligence investigation of the Company and its Subsidiaries by Merger Sub, Merger Sub has received and may continue to receive from the Company and its Subsidiaries certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding the Company, its Subsidiaries and their respective businesses and operations. Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements.

ARTICLE VIII

COVENANTS

8.1 Company Interim Operations.

(a) Except (i) as expressly contemplated by this Agreement, (ii) required by a Governmental Entity or applicable Law, (iii) with the prior written approval (which approval shall not be unreasonably withheld, conditioned or delayed) of Parent or (iv) set forth in Section 8.1 of the Company Disclosure Schedule, during the period from the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement and abandonment of the Transactions pursuant to Article X, the Company shall, and shall cause each of its Subsidiaries to (A) conduct its business in all material respects in the Ordinary Course of Business, (B) use and cause each of its Subsidiaries to use their respective commercially reasonable efforts to maintain satisfactory relationships and goodwill with key customers, suppliers, vendors, key employees, landlords, Governmental Entities that have jurisdictional authority over the Company and its Subsidiaries and others having a material business relationship with it and (C) preserve intact its business organization in all material respects.

(b) Without limiting the generality of, and in furtherance of, the foregoing, from the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement and abandonment of the Transactions in accordance with Article X, except (v) as expressly contemplated by this Agreement, (w) as required by a Governmental Entity or applicable Law, (x) with the prior written approval (which approval shall not be unreasonably withheld, conditioned or delayed) of Parent or (y) as set forth in Section 8.1 of the Company Disclosure Schedule, the Company shall not and shall not permit its Subsidiaries to:

(i) adopt or propose to the Company’s shareholders any change in its Organizational Documents (other than to correct scrivener’s errors);

(ii) directly or indirectly dispose of, sell, abandon or assign, whether by merger, consolidation, acquisition of stock or assets or otherwise, any equity interest in, or any business or assets of, any Person or division thereof, except for (A) sales of shipping containers and other leasing equipment operated by the Company from the Company’s fleet in the Ordinary Course of Business, not to exceed (x) $25,000,000 individually or $400,000,000 in the aggregate (including the amounts set forth in the following clause (y)), or (y) $10,000,000 individually or $40,000,000 in the aggregate for shipping containers and other leasing equipment that are less than 12 years old; (B) sales or dispositions of shipping containers and other leasing equipment operated by the Company that are declared lost or total losses by the Company’s customers or depots; (C) the entry into or performance of, or any action taken under, any equipment leases, including the grant of or performance upon exercise of purchase options thereunder; (D) the sale or disposition of any shipping containers and other equipment purchased for resale in the Company’s trading segment; (E) dispositions of de minimis or obsolete office equipment and similar assets in the Ordinary Course of Business; or (F) such transactions with respect to transactions solely between the Company, on the one hand, and any Wholly Owned Subsidiary of the Company, on the other hand, or solely between Wholly Owned Subsidiaries of the Company;

(iii) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or otherwise enter into any Contract or other agreement, understanding or arrangement (whether oral or written) with respect to the voting of, any shares of capital stock of the Company (including, for the avoidance of doubt, Shares) or capital stock or other equity interests of any of its Subsidiaries, securities convertible or exchangeable into or exercisable for any such shares of capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any such shares of capital stock, other equity interests or such convertible or exchangeable securities (other than (A) proxies or voting agreements solicited by or on behalf of the Company in respect of the Company’s 2023 annual meeting or in order to obtain the Requisite Company Vote or (B) the issuance of shares of such capital stock, other equity securities or convertible or exchangeable securities (1) by a Wholly Owned Subsidiary of the Company to the Company or another Wholly Owned Subsidiary of the Company, (2) in respect of Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the Company Share Plan, or (3) in respect of Company Equity Awards granted in accordance with Section 8.1(b)(iii) of the Company Disclosure Schedule);

(iv) make any loans, advances, guarantees, or capital contributions to or investments in any Person, in each case, other than to or from the Company and any of its Wholly Owned Subsidiaries, for the avoidance of doubt, not including (A) the extension of customary trade credit to customers in the Ordinary Course of Business or (B) obligations under equipment finance leases or any other equipment lease that includes a purchase option thereunder;

(v) establish a record date for, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests (including with respect to the Company, for the avoidance of doubt, Shares), except for (A) dividends paid by any member of the Triton Affiliated Group to another member of the Triton Affiliated Group, (B) dividends paid by a Wholly Owned Subsidiary of the Company that is a non-U.S. entity to another Wholly Owned Subsidiary of the Company that is a non-U.S. entity or (C) regular quarterly dividends on Shares and Company Preference Shares, declared and paid in amounts not in excess of the quarterly amount set forth in Section 8.1(b)(v) of the Company Disclosure Schedule and with record and payment dates that are consistent with past practice;

(vi) reclassify, split, combine, subdivide or redeem, purchase, repurchase or otherwise acquire, or offer to redeem, purchase, repurchase or otherwise acquire, directly or indirectly, any of its capital stock, other equity interests or securities convertible or exchangeable into or exercisable for any shares of its capital stock or other equity interests (including with respect to the Company, for the avoidance of doubt, Shares), other than the withholding of Shares to satisfy withholding Tax obligations upon the vesting or settlement of Company Equity Awards outstanding as of the date of this Agreement, in each case, in accordance with their terms and, as applicable, the Company Share Plan;

(vii) (A) incur, assume or guarantee any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security), except for (1) Indebtedness for borrowed money incurred in the Ordinary Course of Business through draw-downs of amounts available under the Existing Term Loan Facility, the Existing Warehouse Facility and the Existing Revolving Facility, (2) in replacement of existing Indebtedness in the Ordinary Course of Business, (3) guarantees of Indebtedness of its Wholly Owned Subsidiaries otherwise incurred in compliance with this Section 8.1(b)(vii), (4) Indebtedness incurred to fund any container purchases in the Ordinary Course of Business that are otherwise permitted by subclause (ix) of this Section 8.1(b) or (5) Indebtedness pursuant to intercompany arrangements among or between the Company and one or more of its Wholly Owned Subsidiaries or among or between its Wholly Owned Subsidiaries; provided, however, that nothing in this Section 8.1(b)(vii) shall prohibit the Company from granting customers customary trade credit in the Ordinary Course of Business, (B) forgive or cancel any Indebtedness or (C) voluntarily repay any principal amounts outstanding under the Existing Term Loan Facility or the Existing Warehouse Facility;

(viii) directly or indirectly acquire, any Person or business division thereof (whether by merger, consolidation, acquisition of stock or assets or otherwise, any equity interest in, or any business or assets of, any Person or division thereof), for the avoidance of doubt, not including acquisitions or purchases of shipping containers and other leasing equipment operated by the Company;

(ix) incur or commit to any capital expenditure or any obligations or liabilities in respect thereof in any period, including the acquisition or purchase of shipping containers and other leasing equipment for the Company’s fleet (but excluding the acquisition or purchase of any shipping containers or other equipment purchased or acquired for resale in the Company’s trading segment), in excess of $75,000,000 individually or $750,000,000 in the aggregate (provided that such aggregate amount shall only be $500,000,000 for the 180 day period following the date hereof); provided that, the Company shall not commit to any capital expenditure if, to the Knowledge of the Company, the funding thereof would be reasonably likely to cause the Company to exceed or fall below (as applicable) the investment grade metrics set forth on Section 8.1(b)(ix) of the Company Disclosure Schedule;

(x) (A) amend, modify or terminate any material intercompany agreement or arrangement entered into by the Company with one or more of its Wholly Owned Subsidiaries or between the Company’s Wholly Owned Subsidiaries, (B) enter into any Contract that would be a Material Contract if in effect on the date hereof except in connection with any transaction otherwise permitted by subclause (ii), (vii) or (ix) of this Section 8.1(b) (and which transaction would not otherwise be prohibited by any other provision of this Section 8.1(b)), (C) amend, renew or terminate any Material Contract except in connection with any transaction otherwise permitted by subclause (ii), (vii) or (ix) of this Section 8.1(b) (and which transaction would not otherwise be prohibited by any other provision of this Section 8.1(b)) or (D) waive any material right, remedy or default under any Material Contract; provided that, for purposes of subclauses (B), (C) and (D) of this clause (x), “Material Contracts” shall not include any master lease addendum);

(xi) make any changes with respect to accounting policies or procedures, except as required by changes in GAAP;

(xii) (A) make (inconsistent with past practice), change or revoke any material Tax election, (B) fail to file any income Tax Return and prepare the associated supporting documentation consistent with past practice, (C) change any annual Tax accounting period, (D) change any material Tax accounting method, (E) file any material amended Tax Return, (F) enter into or request any closing agreement, private letter ruling, or similar agreement or ruling with respect to any material Taxes, (G) settle, compromise or consent to any material Tax claim, audit, assessment, dispute or other Proceeding, (H) consent to any extension or waiver of the limitations period applicable to any material amount of Tax or a material Tax Return (except for automatic extensions of time to file income Tax Returns obtained in the Ordinary Course of Business), or (I) surrender any right to claim a refund of a material amount of Taxes;

(xiii) except for actions required pursuant to the terms of any Company Benefit Plan in effect as of the date of this Agreement, or as otherwise required by applicable Law, (A) increase in any manner the compensation, bonus, welfare, fringe or other benefits, severance or termination pay of any Company Service Provider (including any obligation to gross-up, indemnify or otherwise reimburse any such individual for any Tax incurred by any such individual, including under Section 409A or 4999 of the Code), except for (1) employees who are not executive officers, increases in annual salary or wage rate (and corresponding increases in target short-term cash incentive opportunities) in the Ordinary Course of Business and in connection with the annual compensation review cycle; provided that the aggregate value of such increases shall not exceed 6% in the aggregate base salaries or wage rates of employees who are not executive officers as of the date of this Agreement and (2) the payment of annual cash incentive bonuses for completed periods based on actual performance, (B) become a party to, establish, adopt, amend, commence participation in or terminate any Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been entered into prior to the date of this Agreement, other than in connection with routine, immaterial or ministerial amendments to health and welfare plans that do not materially increase benefits or result in a material increase in administrative costs, (C) grant any new awards (except as expressly permitted by Section 8.1(b)(iii)), or amend or modify the terms of any outstanding awards, under any Company Benefit Plan or (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan;

(xiv) enter into any collective bargaining agreement, recognize or certify any labor union, labor organization, works council, or group of employees of the Company or its Subsidiaries as the bargaining representative for any Company Employees;

(xv) waive the restrictive covenant obligations of any current or former director, officer, employee at the level of Senior Vice President or above, in each case, of the Company or any of its Subsidiaries;

(xvi) (A) hire any Person to be an officer or employee of the Company or any of its Subsidiaries, other than the hiring of employees (1) below the level of Senior Vice President in the Ordinary Course of Business or (2) to fill a position at the level of Senior Vice President which is open as of the date hereof or becomes open as a result of a departing Senior Vice President after the date hereof (but in no event may any new position at the level of Senior Vice President or above be created following the date hereof), or (B) terminate the employment of, or replace, any employee at the level of Senior Vice President or above (other than for cause);

(xvii) except for actions in the Ordinary Course of Business, abandon, allow to lapse, sell, assign, transfer or exclusively license any Intellectual Property Rights material to the Company’s or any of its Subsidiaries’ respective businesses that are owned (or purported to be owned) by the Company or any of its Subsidiaries;

(xviii) enter into, modify or terminate any material Lease other than in the Ordinary Course of Business or acquire any owned real property or enter into any agreement to acquire any owned real property;

(xix) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization;

(xx) enter into any new material line of business;

(xxi) settle or compromise any litigation, or release, dismiss or otherwise dispose of any claim, liability, obligation or arbitration, other than settlements or compromises of litigation or releases, dismissals or dispositions of claims, liabilities, obligations or arbitrations that involve the payment of monetary damages in an amount not in excess of $5,000,000 individually, and, in any event, $10,000,000 in the aggregate, by the Company or any of its Subsidiaries and do not involve any injunctive or other material non-monetary relief or impose material restrictions on the business or operations of the Company and its Subsidiaries, taken as whole;

(xxii) enter into any interest rate swaps, hedges, forward sales contracts or similar financial instruments other than on customary commercial terms consistent with past practice and in compliance with the Company’s risk management policies;

(xxiii) substantially increase the Company’s trading segment volumes compared to the past three years; or

(xxiv) agree, authorize or commit to do any of the foregoing.

(c) The Company shall use commercially reasonable efforts to operate the business such that, as of the Closing Date, the sum of (x) unrestricted cash available to the Company on the Closing Date and (y) the amount available to be borrowed under the Existing Revolving Facility shall be $750,000,000 or more (the “Target Liquidity”); provided that, any cash used by the Company to pay Company expenses or the Merger Consideration as agreed between the Parties pursuant to Section 1.5 shall be counted as unrestricted cash available to the Company for purposes of this Section 8.1(c); and provided, further, that the Parties acknowledge and agree that the maintenance of the Target Liquidity as of the Closing Date shall not be a condition to Closing.

(d) Each of the Company, Public Parent and Parent shall not, and shall cause its respective Subsidiaries not to, take or fail to take any actions that would, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

(e) Nothing set forth in this Agreement shall give Public Parent and Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time or give the Company, directly or indirectly, the right to control or direct Public Parent’s, Parent’s or their respective Subsidiaries’ operations prior to the Effective Time.

8.2 Public Parent Interim Operations. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article X, except (x) as expressly contemplated by this Agreement, (y) as required by a Governmental Entity or applicable Law or (z) with the prior written approval (which approval shall not be unreasonably withheld, conditioned or delayed) of Company, Public Parent shall not and shall cause its Subsidiaries not to:

(a) adopt or propose to the Public Parent’s shareholders any change in its Organizational Documents (other than to correct scrivener’s errors) in a manner that would be materially or disproportionately adverse to the holders of Shares (relative to other holders of Public Parent Shares) or would, or would reasonably be expected to, have the effect of delaying, materially impairing or preventing the consummation of the Merger or the Transactions;

(b) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Public Parent Shares, except for regular dividends on Public Parent Shares, declared and paid consistent with past practice;

(c) reclassify, split, combine or redeem, directly or indirectly, any of Public Parent’s capital stock, other equity interests or securities convertible or exchangeable into or exercisable for any shares of its capital stock or other equity interests (including with respect to Public Parent, for the avoidance of doubt, Public Parent Shares);

(d) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization of Public Parent;

(e) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization; or

(f) agree, authorize or commit to do any of the foregoing.

8.3 Acquisition Proposals; Change in Recommendation.

(a) Except as expressly permitted by this Section 8.3, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the valid termination of this Agreement pursuant to Article X and the Effective Time, the Company shall, and shall cause its Subsidiaries and its and their respective directors and officers to, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives to, not: (A) initiate, solicit, propose, knowingly encourage or knowingly facilitate, whether publicly or otherwise, any inquiry, proposal, offer or request that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal or purposefully encourage any action with respect to any Acquisition Proposal; (B) engage in, continue or otherwise participate in any discussions (in each case, other than as reasonably necessary to clarify the terms and conditions of any proposal or offer or notify the applicable Person or Group of the existence of the provisions of this Section 8.3(a)) or negotiations with respect to any Acquisition Proposal or any inquiry, proposal, offer or request that could reasonably be expected to lead to an Acquisition Proposal; (C) provide any non-public information or data concerning the Company or its Subsidiaries to any Person (other than Public Parent, Parent, Merger Sub or their respective Representatives) or Group in connection with any Acquisition Proposal or any inquiry, proposal, offer or request that could reasonably be expected to lead to an Acquisition Proposal; or (D) otherwise purposefully facilitate any effort or attempt to make or effect an Acquisition Proposal.

(b) Notwithstanding anything in Section 8.3(a) to the contrary, prior to the time, but not after, the Requisite Company Vote is obtained, in response to an unsolicited, bona fide written Acquisition Proposal that did not arise from or in connection with a breach of the obligations set forth in this Section 8.3 (other than an immaterial breach), the Company may:

(i) provide access to non-public information concerning the Company and its Subsidiaries in response to a request to the Person or Group who made such an Acquisition Proposal; provided that (A) the Company shall implement reasonable protections for any competitively sensitive information or data provided to any such Person who is, or whose Affiliates include, a competitor of the Company or any of its Subsidiaries (as determined by the Company Board in its judgment); (B) the Person or Group receiving such information has entered into a confidentiality agreement with terms that, if taken as a whole, are not less restrictive in any material respect to such Person or Group than the terms in the Confidentiality Agreement are on Parent (it being understood that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making or amending of an Acquisition Proposal if such Acquisition Proposal is made directly to the Company and not publicly disclosed, but shall not include any restrictions that would reasonably be expected to restrain the Company from satisfying its obligations contemplated by this Section 8.3) (any confidentiality agreement satisfying such criteria, a “Permitted Confidentiality Agreement”); and (C) the Company shall promptly (and in any event within 48 hours) make available to Parent any material non-public information concerning the Company or its Subsidiaries that the Company provides to any Person given such access that was not previously made available to Parent or its Representatives; and

(ii) engage or otherwise participate in any discussions or negotiations with any such Person or Group regarding such Acquisition Proposal, if (and only if) prior to taking any action described in clause (i) or this clause (ii) of this Section 8.3(b), the Company Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that based on the information then available, such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal.

(c) The Company shall promptly (and in any event within 24 hours) notify Public Parent and Parent that it proposes to furnish or make available the Company’s non-public information or data or if it has entered into or intends to enter into discussions or negotiations as provided in Section 8.3(b).

(d) Subject to Section 8.3(b), immediately following the execution of this Agreement, the Company shall, and shall cause its directors, officers and Subsidiaries to, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations, communications or other activities with, any Person (other than Public Parent, Parent, Merger Sub and their respective Representatives) in connection with or which could reasonably be expected to lead to an Acquisition Proposal by such Person, and the Company further agrees that it shall promptly request that all non-public information previously provided by or on behalf of the Company or any of its Subsidiaries to any Persons (other than Public Parent, Parent, Merger Sub and their respective Representatives) be promptly returned or destroyed in accordance with the terms of the applicable confidentiality agreement and immediately terminate all physical and electronic data room access previously granted to any such Persons or their Representatives.

(e) Except as permitted by Section 8.3(f) and Section 8.3(g), the Company Board shall not:

(i) (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Board Recommendation with respect to the Merger in a manner adverse to Public Parent or Parent, (B) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus, or (C) in the event any tender offer or exchange offer related to an Acquisition Proposal is commenced, fail to recommend against such tender offer or exchange offer in any position taken in accordance with Rules 14d-9 and 14e-3 under the Exchange Act within 10 Business Days after such tender offer or exchange offer is first commenced, or subsequently amended in any material respect;

(ii) approve or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a Permitted Confidentiality Agreement entered into in compliance with Section 8.3(b)) providing for any Acquisition Proposal (an “Alternative Acquisition Agreement,” and any of the actions set forth in the foregoing clauses (i) and (ii), a “Change of Recommendation”); or

(iii) cause or permit the Company to enter into an Alternative Acquisition Agreement.

(f) Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Requisite Company Vote is obtained, if there has been no breach (other than any immaterial breach) of the Company’s obligations set forth in this Section 8.3, the Company Board may: (A) effect a Change of Recommendation (1) if an (x) unsolicited, bona fide written Acquisition Proposal is received by the Company and has not been withdrawn or (y) Intervening Event has occurred, and (2) the Company Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that based on the information then available, a failure to effect a Change of Recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law and, in the case of an Acquisition Proposal contemplated by clause (A)(1)(x) of this Section 8.3(f), that such Acquisition Proposal constitutes a Superior Proposal; or (B) cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal (and the Company may enter into or cause a Subsidiary thereof to enter into such an Alternative Acquisition Agreement) or agree, authorize or commit to do so; provided, however, that no such actions may be taken unless and until: (I) the Company has given Public Parent and Parent written notice at least three Business Days in advance (the “Notice Period”), which notice shall set forth in writing that the Company Board intends to take such action and the basis therefor, and shall also include, (y) in the case of such an Acquisition Proposal, all information required by Section 8.3(i), mutatis mutandis, and (z) in the case of an Intervening Event, a reasonable description of such Intervening Event; (II) during the Notice Period, to the extent requested by Public Parent or Parent, the Company shall, and shall cause its Representatives to, negotiate in good faith with Public Parent and Parent to revise this Agreement so that conditions set forth in clause (A)(2) of this Section 8.3(f) would not be satisfied or such Alternative Acquisition Agreement contemplated by clause (B) of this Section 8.3(f) would no longer be with respect to a Superior Proposal, as applicable; and (III) at the end of the Notice Period, the Company Board shall have taken into account any revisions to this Agreement committed to by Public Parent and Parent in writing and any other information offered by Public Parent and Parent in response to the notice, and shall have thereafter determined in good faith, after consultation with outside legal counsel, that based on the information then available and after consultation with its financial advisor, a failure to effect a Change of Recommendation would continue to be inconsistent with the directors’ fiduciary duties under applicable Law, or that such Alternative Acquisition Agreement contemplated by clause (B) of this Section 8.3(f) continues to be an Alternative Acquisition Agreement with respect to a Superior Proposal, as the case may be (it being understood that (y) any material revisions to any Acquisition Proposal shall be deemed to be a new Acquisition Proposal for purposes of Section 8.3(i) and this Section 8.3(f), including for purposes of the Notice Period, except that subsequent to the initial Notice Period, the Notice Period shall be reduced to two Business Days and (z) prior to or concurrently with the Company or any Subsidiary thereof entering into an Alternative Acquisition Agreement contemplated by clause (B) of this Section 8.3(f), the Company shall have terminated this Agreement and abandoned the Transactions pursuant to Section 10.3(b) and paid to Parent the Company Termination Fee required to be paid pursuant to Section 10.5(c)).

(g) Nothing set forth in this Agreement shall prohibit the Company from (i) complying with its disclosure obligations under applicable Law with regard to an Acquisition Proposal, including making any disclosure the Company Board has reasonably determined in good faith, after consultation with outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, however, that if such disclosure has the substantive effect of withdrawing, qualifying or adversely modifying the Company Board Recommendation, such disclosure shall be deemed to be a Change of Recommendation and each of Public Parent and Parent shall have the right to terminate this Agreement as set forth in Section 10.4(b) unless the Company expressly reaffirms the Company Board Recommendation within ten Business Days of such disclosure; or (ii) making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(h) The Company shall not release any third party from, or waive, amend or modify any provision of, or grant permission under or fail to enforce, any standstill provision in any confidentiality agreement in connection with an Acquisition Proposal to which the Company is a party that remains in effect following the execution of this Agreement; provided that, notwithstanding anything to the contrary contained in this Agreement, if the Company Board determines in good faith, after consultation with its outside legal counsel, the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company may waive any such standstill provision solely to the extent necessary to permit a third party to make an Acquisition Proposal in order to comply with the directors’ fiduciary duties under applicable Law.

(i) The Company shall promptly (and, in any event, within 48 hours) give written notice to Public Parent and Parent if, after the date of this Agreement, (i) any inquiries, proposals or offers with respect to an Acquisition Proposal were or are received by, (ii) any non-public information was or is requested in connection with any Acquisition Proposal from, or (iii) any discussions or negotiation with respect to an Acquisition Proposal were or are sought to be initiated or continued with, it or any of its Representatives, indicating, in connection with such notice, the name of such Person or group and the material terms and conditions of any proposals or offers and shall provide to Public Parent and Parent a copy (which may be redacted to the extent reasonably necessary to protect confidential information of the business or operations of the Person making such Acquisition Proposal) of any written Acquisition Proposal and any other written terms or proposals made and thereafter shall keep Public Parent and Parent reasonably informed, on a current basis (and, in any event, within 24 hours), of the status and material terms of any such proposals, or offers (including any material amendments thereto) and any material changes to the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

8.4 Company Shareholders Meeting.

(a) Subject to Section 8.3, the Company shall take, in accordance with applicable Law and its Organizational Documents, all action necessary to (i) duly call, establish a record date for, give notice of, convene and hold the Company Shareholders Meeting as promptly as practicable after the preliminary Proxy Statement/Prospectus is filed, and (ii) cause a vote upon the adoption of this Agreement, the Statutory Merger Agreement and the Merger to be taken thereat (regardless of any Change of Recommendation or the existence of any other Acquisition Proposal).

(b) The Company Shareholders Meeting shall not be postponed or adjourned by the Company without Public Parent’s and Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided that: (i) the Company may postpone or adjourn the Company Shareholders Meeting, after consultation in good faith with Public Parent and Parent, (A) to the extent required by applicable Law or necessary to ensure that any required supplement or amendment to the Proxy Statement/Prospectus is delivered to the shareholders of the Company for the amount of time required by applicable Law in advance of the Company Shareholders Meeting, or (B) if the Company reasonably believes there will be insufficient Shares or Company Preference Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting or to obtain the Requisite Company Vote; and (ii) if the Company delivers a notice of an intent to make a Change of Recommendation within the five Business Days prior to the original date for which the Company Shareholders Meeting was scheduled or any date that the Company Shareholders Meeting is scheduled to be held thereafter in accordance with the terms of this Section 8.4, if directed by Public Parent and Parent, the Company shall as promptly as practicable thereafter postpone or adjourn the Company Shareholders Meeting for up to five Business Days in accordance with Public Parent’s and Parent’s direction; provided, further, that in no event shall the Company Shareholders Meeting be postponed or adjourned more than ten days in connection with any one postponement or adjournment or more than an aggregate of 30 days from the original date of such Company Shareholders Meeting.

(c) Subject to the Company Board’s fiduciary obligations under applicable Law, the Company shall use its reasonable best efforts to obtain the Requisite Company Vote, including the solicitation of proxies therefor.

8.5 Approval of Sole Shareholder of Merger Sub. Immediately following the execution and delivery of this Agreement, Public Parent and Parent (as Merger Sub’s shareholders) shall execute and deliver, in accordance with applicable Law and Merger Sub’s Organizational Documents, a written resolution adopting this Agreement.

8.6 Proxy Statement/Prospectus Filing; Other Regulatory Matters.

(a) Proxy Statement/Prospectus.

(i) Public Parent, Parent and the Company shall jointly prepare and Public Parent shall file with the SEC, as promptly as practicable after the date of this Agreement (and in any event no later than 30 Business Days thereafter), and each of Public Parent, Parent and the Company agrees to cooperate in the preparation of, the registration statements on Forms F-3 and F-4 (as each may be amended or supplemented from time to time, the “Registration Statements”), including the prospectus and proxy statement relating to the Company Shareholders Meeting to be held in connection with this Agreement constituting a part thereof (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”). Except under the circumstances expressly permitted by Section 8.3, the Registration Statements shall include the Company Board Recommendation.

(ii) Each of Public Parent, Parent and the Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries or Representatives, for inclusion or incorporation by reference in (A) the Registration Statements will, at the time the Registration Statements becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (B) the Proxy Statement/Prospectus will, at the date of mailing to the shareholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Public Parent, Parent and the Company further agrees that, if prior to the Effective Time, it should become aware of any information that would cause any of the statements in the Registration Statements or the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein (in light of the circumstances under which they were made, in the case of the Proxy Statement/Prospectus) not false or misleading, it will promptly inform the other Party thereof and, subject to Section 8.6(a)(iii), take the steps necessary to correct such information in an amendment or supplement to the Registration Statements or the Proxy Statement/Prospectus.

(iii) Each of Public Parent, Parent and the Company will provide the other party and their respective legal counsel with a reasonable opportunity to review and comment on drafts of the Proxy Statement/Prospectus, the Registration Statements and other documents related to the Company Shareholders Meeting or the issuance of the Public Parent Shares in respect of the Merger, prior to filing, furnishing or delivering such documents with or such communications to the applicable Governmental Entity and dissemination of such documents or communications to the Company’s shareholders. Each of Public Parent, Parent and the Company will include in the Proxy Statement/Prospectus, the Registration Statements and such other documents related to the Company Shareholders Meeting or the issuance of the Public Parent Shares in respect of the Merger all comments reasonably and promptly proposed by the other party or its outside legal counsel and each agrees that all information relating to Public Parent, its Subsidiaries and Public Parent included in the Proxy Statement/Prospectus and the Registration Statements shall be in form and content satisfactory to Public Parent, acting reasonably, all information relating to Parent and its Subsidiaries included in the Proxy Statement/Prospectus and the Registration Statements shall be in form and content satisfactory to Parent, acting reasonably, and all information relating to the Company and its Subsidiaries included in the Proxy Statement/Prospectus and the Registration Statements shall be in form and content satisfactory to the Company, acting reasonably; provided that the Company shall not have such obligations with respect to any Proxy Statement/Prospectus and other documents or communications relating to a Change of Recommendation made in accordance with Section 8.3.

(iv) Without limiting the generality of the provisions of Section 8.7, Public Parent, Parent and the Company each shall use its reasonable best efforts to respond promptly to comments from the SEC and have the Registration Statements declared effective under the Securities Act as promptly as reasonably practicable after such filing, and to maintain the effectiveness of the Registration Statements for as long as necessary to consummate the Transactions or until this Agreement is terminated in accordance with its terms. Each of Public Parent, Parent and the Company shall promptly notify each other of the receipt of any comments from the SEC with respect to the Proxy Statement/Prospectus and of any request by the SEC for any amendment or supplement to the Proxy Statement/Prospectus or for additional information and shall as promptly as practicable following receipt thereof provide each other, as applicable, copies of all substantive correspondence between Public Parent, Parent or the Company or any of their respective Representatives and the SEC with respect to the Proxy Statement/Prospectus (or where no such copies are available, a reasonable description thereof) and consider in good faith all comments reasonably proposed by the other parties in response to such comments or requests; provided that the Company shall not have such obligations with respect to any Proxy Statement/Prospectus and other documents and communications relating to a Change of Recommendation made in accordance with Section 8.3 (but only solely to the extent such documents or communications relate to a Change of Recommendation). Each of Public Parent, Parent and the Company shall (A) use their commercially reasonable efforts to provide responses as promptly as reasonable practicable to the SEC with respect to any comments on the Proxy Statement/Prospectus proposed by the SEC and any requests by the SEC for any amendment or supplement to the Proxy Statement/Prospectus or for additional information, and (B) cause the definitive Proxy Statement/Prospectus to be mailed as promptly as reasonably practicable (and in any event within five Business Days) after the date that the latest of the Registration Statements is declared effective.

(b) Other Regulatory Matters.

(i) In addition to and without limiting the rights and obligations set forth in Section 8.6(a), Section 8.7 and Section 8.8 and subject to the other terms and conditions of this Section 8.6(b), the Company, Public Parent and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions necessary or advisable on its part under this Agreement and applicable Laws to consummate the Transactions as promptly as reasonably practicable after the date of this Agreement, including preparing and delivering or submitting documentation to (A) effect the expiration of all statutory waiting periods under applicable Antitrust Law, including under the HSR Act, and, if applicable, any contractual waiting periods under any timing agreements with a Governmental Entity applicable to the consummation of the Transactions, as promptly as reasonably practicable after the date of this Agreement or the entry into any such timing agreements, respectively, and (B) make with and obtain from any Governmental Entity, as applicable, all filings, notices, reports, consents, registrations, approvals, permits and authorizations, in each case, necessary or advisable in order to consummate the Transactions, including the other Company Approvals, the other Public Parent Approvals and the other Parent Approvals.

(ii) Without limiting the generality of, and in furtherance of the provisions of Section 8.6(b)(i), each of the Company, Public Parent and Parent, as applicable, shall (and shall cause their respective Subsidiaries to):

(A) prepare and file, with respect to the Transactions an appropriate filing of a Notification and Report Form pursuant to the HSR Act within 20 Business Days after the date of this Agreement and provide confirmation to each other of any such filings and requests, and notification filings, forms and submissions with Governmental Entities under any applicable Antitrust Laws set forth in Section 4.4(a) of the Company Disclosure Schedule, in each case as soon as practicable after the date of this Agreement;

(B) prepare and file, with respect to the Transactions, a draft joint voluntary notice contemplated hereby to CFIUS in accordance with the CFIUS Regulations (the “Draft Voluntary Notice”) within 20 Business Days after the date of this Agreement. Promptly after receipt of comments from CFIUS on the Draft Voluntary Notice, the Parties shall prepare and submit a final joint voluntary notice of the transactions contemplated hereby to CFIUS in accordance with the CFIUS Regulations;

(C) not, without the prior written consent of the other Party or Parties, as the case may be (which consent shall not be unreasonably conditioned, withheld or delayed), (1) cause any filing, delivery or submission contemplated by Section 8.6(b)(i) or Section 8.6(b)(ii)(A)-(B) applicable to it to be withdrawn, refiled, or redelivered or resubmitted for any reason, including to provide the applicable Governmental Entities with additional time to review any or all of the Transactions, or (2) consent to any voluntary extension of any statutory waiting period or, if applicable, any contractual waiting period under any timing agreement with a Governmental Entity applicable to the consummation of the Transactions or to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Entity;

(D) provide or cause to be provided to each Governmental Entity any non-privileged or protected information and documents requested by any Governmental Entity or that are necessary or advisable to permit consummation of the Transactions as promptly as practicable following any such request, and subject to Section 8.9, each shall provide each other with copies of any such information and documents; and

(E) use its respective reasonable best efforts to take all necessary or advisable steps reasonably required to (1) avoid the entry of, and (2) resist, vacate, limit, reverse, suspend or prevent any permanent, preliminary or temporary Order, in each case, as applicable, that is or is reasonably expected to be entered, issued, made or rendered, in the case of each of the foregoing clauses (1) and (2) of this Section 8.6(b)(ii)(E), that would reasonably be expected to prevent, delay or impair the consummation of the Transactions, including, (x) the defense through litigation on the merits of any Proceeding seeking to prevent, materially delay or impair the consummation of the Transactions (and if applicable, the appeal thereof and the posting of a bond in connection therewith) and (y) the proffer and agreement by Public Parent and Parent of its willingness to (I) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or hold separate pending such disposition, and promptly to effect the sale, lease, license, transfer, disposal, divestiture or other Encumbrance, and holding separate of, assets, operations, rights, product lines, licenses, businesses or interests therein of the Company, Public Parent, Parent or any of their respective Subsidiaries or (II) limit or restrain the freedom of action with respect to the Company’s, Public Parent’s, Parent’s or any of their respective Subsidiaries’ ability to retain or make changes in any such assets, operations, rights, product lines, licenses, businesses or interests therein, and in each case, the entry into agreements with, and submission to Orders of, the relevant Governmental Entity giving effect thereto as promptly as practicable; provided that the Company shall not take, proffer to take or agree to take any action without Public Parent’s and Parent’s prior written consent (which consent shall not be unreasonably conditioned, withheld or delayed) and the Company shall agree to undertake such remedies as Public Parent and Parent direct the Company; provided, however, that no such actions shall be required unless the effectiveness of such action is contingent upon the occurrence of the Effective Time and none of the Company or any of its Subsidiaries shall take any of such actions without Public Parent’s and Parent’s prior written consent (which consent shall not be unreasonably conditioned, withheld or delayed); provided, further, however, that, notwithstanding the foregoing, none of Public Parent, Parent nor any of their Restricted Affiliates (other than the Company) shall be required to take or agree to take or proffer to take any action or agree to or accept any measure, obligation, commitment or limitation that would reasonably be expected to constitute a Parent Burdensome Condition.

(iii) Cooperation. None of the Company, Public Parent or Parent shall permit any of its Subsidiaries or any of its or their respective Representatives to participate in any discussions or meetings with any Governmental Entity in respect of any documentation to effect the expiration of any statutory waiting periods under applicable Antitrust Laws, including under the HSR Act, or any contractual waiting period under any timing agreements with a Governmental Entity applicable to the consummation of the Transactions or make with or obtain from any Governmental Entity, as applicable, all filings, notices, reports, consents, registrations, approvals, permits and authorizations, in each case, necessary or advisable in order to consummate the Transactions, including the other Company Approvals, the Regulatory Approvals, the other Public Parent Approvals and the other Parent Approvals or any investigation or other inquiry by a Governmental Entity relating thereto unless it consults with the other in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate thereat. Notwithstanding anything to the contrary in this Agreement, Public Parent and Parent shall have the right to devise, control and direct the strategy and timing for, and make all material decisions relating to (and shall take the lead in all meeting and communications with any Governmental Entity relating to), obtaining any approval or expiration of a waiting period contemplated by this Section 8.6(b), including defending and resolving any lawsuits or other proceedings related to any such approval or expiration a waiting period; provided that Public Parent and Parent shall consult with the Company and consider its views in good faith.

(iv) Public Parent and Parent shall not, and shall cause the Restricted Affiliates not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or equity interests, if the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to: (1) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period or (2) materially increase the risk of any Governmental Entity seeking or entering an Order prohibiting the consummation of the transactions contemplated by this Agreement.

8.7 Status and Notifications. Separate and apart from and without limiting or expanding the rights and obligations set forth in Section 8.6(a)(iv) and Section 8.6(b)(iii), the Company, Public Parent and Parent each shall keep the other apprised of the status of matters relating to the completion of the Transactions, including as promptly as practicable notifying the other of any substantive or material notices or communications received by Public Parent, Parent or the Company, as the case may be, or any of their respective Subsidiaries, from any third party, including any Governmental Entity, with respect to such Transactions and as promptly as practicable following such receipt furnishing the other with, if applicable, copies of notices or other communications (or where no such copies are available, a reasonably detailed written description thereof).

8.8 Third-Party Consents. Prior to the Closing, the Company shall, upon the reasonable request of Public Parent and Parent, use its commercially reasonable efforts to obtain or effect, as applicable, any necessary or desirable notices, acknowledgments, waivers or consents with respect to any Contracts of the Company or its Subsidiaries identified by Public Parent and Parent; provided that notwithstanding anything to the contrary in this Agreement, in no event shall the Company, Public Parent, Parent or any of their respective Subsidiaries be required to make or agree to make any payments to any third party (other than (i) payments to the Company, any of its Subsidiaries or their respective Affiliates’ Representatives for services rendered in connection with the Transactions or (ii) immaterial payments), concede or agree to concede anything of monetary or economic value, amend or otherwise modify any Contract to which it is a party to or bound or commence, or defend or participate in any Proceeding, in each case in connection with such cooperation; provided, however, that Public Parent and Parent can compel the Company to (and to cause the Company’s Subsidiaries to) take any such actions so long as the effectiveness of such action is contingent on the Closing; provided, further, each of Public Parent, Parent and Merger Sub acknowledges and agrees that the receipt of any consent, approval, waiver or amendment contemplated by this Section 8.8 shall in no way be a condition to any Party’s requirement to effect the Closing.

8.9 Information and Access.

(a) The Company, Public Parent and Parent each shall (and shall cause its respective Subsidiaries to, and shall instruct its and their respective Representatives to), upon the reasonable request by the other, furnish to the other, as promptly as practicable, with all information concerning itself, its Representatives and such other matters as may be necessary or advisable in connection with the preparation and filing of the Proxy Statement/Prospectus and any information or documentation to effect the expiration of all waiting periods under applicable Antitrust Laws and, if applicable, any contractual waiting periods under any timing agreements with a Governmental Entity applicable to the consummation of the Transactions, and all filings, notices, reports, consents, registrations, approvals, permits and authorizations, made or sought by or on behalf of Public Parent, Parent, the Company or any of their respective Subsidiaries to or from any third party, including any Governmental Entity, in each case necessary or advisable in connection with the Transactions.

(b) In addition to and without limiting the rights and obligations set forth in Section 8.9(a), Company shall (and shall cause its Subsidiaries to), upon reasonable prior notice, afford Public Parent, Parent and their respective Representatives, during normal business hours, during the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement and abandonment of the Transactions pursuant to Article X, to the Company Employees, agents, properties, offices and other facilities, Contracts, books and records, and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Public Parent, Parent and their respective Representatives all other information and documents concerning or regarding its businesses, properties, assets, liabilities and personnel as may reasonably be requested by or on behalf of Public Parent or Parent; provided, however, that, subject to compliance with the obligations set forth in Section 8.9(c): (i) neither the Company nor any of its Subsidiaries shall be required to provide such access or furnish such information or documents to the extent doing so would, in the Company’s reasonable judgment, reasonably be expected to result in (A) a violation of applicable Law, (B) the disclosure of any material Trade Secrets in a manner that would result in any such Trade Secrets no longer being protected as such under applicable Law following such disclosure, (C) the breach of any contractual confidentiality obligations in any Contract with a third party (other than a Permitted Confidentiality Agreement) entered into prior to the date of this Agreement, (D) waiving the protection of any attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections) or any other applicable legal privilege or protection concerning pending or threatened Proceedings or (E) the disclosure of any Personal Information that would expose the Company or any of its Subsidiaries to the risk of material liability; and (ii) in no event shall the work papers of the Company’s and its Subsidiaries’ independent accountants and auditors be accessible to Public Parent, Parent or any of their respective Representatives unless and until such accountants and auditors have provided a consent related thereto in form and substance reasonably acceptable to such auditors or independent accountants; provided that the Company shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the impediments expressly set forth in clause (i) of this Section 8.9(b), including by arrangement of appropriate “counsel-to-counsel” disclosure, clean room procedures, redaction and other customary procedures, entry into a customary joint defense agreement and, with respect to the contractual confidentiality obligations contemplated by clause (i)(C) of this Section 8.9(b), obtaining a waiver with respect to or consent under such contractual confidentiality obligations (without conceding anything of non-de minimis monetary or economic value, or requiring the payment of any non-de minimis consideration, fees or expenses to such third-party counterparties). All requests for such access or information made pursuant to this Section 8.9(b) shall be initially directed to the Person set forth in Section 8.9(b) of the Company Disclosure Schedule, which Person may be replaced by the Company at any time by providing written notice to Public Parent and Parent, and any access granted in connection with a request made pursuant to this Section 8.9(b) shall be supervised by such Persons and be conducted in such a manner so as not to unreasonably interfere with any of the businesses, properties or assets of the Company or any of its Subsidiaries.

(c) Without limiting the generality of the other provisions of this Section 8.9, the Company, Public Parent and Parent, as each deems advisable and necessary, after consultation with their respective outside legal counsel, may reasonably designate competitively sensitive information and documents (including those that relate to valuation of the Company or Public Parent or Parent (as the case may be)) as “Outside Counsel Only Information.” Such information and documents shall only be provided to the outside legal counsel of the Company, Public Parent or Parent (as the case may be), or subject to such other similar restrictions mutually agreed to by the Company, Public Parent and Parent, and subject to any amendment, supplement or other modification to the Confidentiality Agreement or additional confidentiality or joint defense agreement between or among the Company, Public Parent and Parent; provided, however, that, subject to any applicable Laws relating to the exchange of information, the outside legal counsel receiving such information and documents may prepare one or more reports summarizing the results of any analysis of any such shared information and documents, and disclose such reports, other summaries or aggregated information derived from such shared information and documents to Representatives of such outside legal counsel’s client.

(d) No access or information provided to Public Parent, Parent or any of their respective Representatives or to the Company or any of its Representatives following the date of this Agreement, whether pursuant to this Section 8.9 or otherwise, shall affect or be deemed to affect, modify or waive the representations and warranties of the Parties or be deemed to constitute any representation or warranty of the Company unless, and then solely to the extent that, any such materials or information is the subject of any express representation or warranty set forth in Article IV or Article VI and, for the avoidance of doubt, all information and documents disclosed or otherwise made available pursuant to Section 8.6, Section 8.7, this Section 8.9 or otherwise in connection with this Agreement and the Transactions shall be governed by the terms and conditions of the Confidentiality Agreement and subject to applicable Laws relating to the exchange or sharing of information and any restrictions or requirements imposed by any Governmental Entity.

8.10 Publicity. The initial press release with respect to the Transactions shall be a joint press release in the form mutually agreed to by the Company, Public Parent and Parent prior to the date of this Agreement. Thereafter, the Company, Public Parent and Parent shall consult with each other, provide each other with a reasonable opportunity for review and give due consideration to reasonable comments by each other, prior to issuing any other press releases or otherwise making public statements, disclosures or communications with respect to the Transactions (provided that the Company shall not issue any press release or otherwise make public statements, disclosures or communications with respect to the Transactions without the prior written consent of Parent and that Public Parent and Parent shall not issue any press release or otherwise make public statements, disclosures or communications with respect to the Transactions without the prior written consent of the Company) except (a) as may be required or rendered impractical by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, (b) with respect to any Change of Recommendation made in accordance with this Agreement or Public Parent’s and Parent’s responses thereto or (c) with respect to the Parties’ disclosures or communications with any Governmental Entity regarding the Proxy Statement/Prospectus or any Company Approvals, Public Parent Approvals or Parent Approvals contemplated by Section 8.6 or with respect to the communications contemplated by Section 8.11(e), which shall be governed by the provisions of Section 8.6 and Section 8.11(e), respectively, and in addition to the exceptions set forth in foregoing clauses (a) through (c) of this second sentence of this Section 8.10, (i) each of the Company, Public Parent and Parent (and Representatives thereof) may make any public statements, disclosures or communications in response to inquiries from the press, analysts, investors, customers or suppliers or via industry conferences or analyst or investor conference calls, so long as such statements, disclosures or communications are not inconsistent in tone and substance with previous public statements, disclosures or communications jointly made by the Company, Public Parent and Parent, and (ii) Public Parent, Parent, Merger Sub and their respective Affiliates may, without consultation or consent, make ordinary-course disclosure and communication to existing or prospective general or limited partners, equity holders, members, managers and investors of such Person or any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions.

8.11 Employee Matters.

(a) Parent agrees that the Continuing Employees shall, during the period commencing at the Effective Time and ending on the later of (x) the one-year anniversary of the Effective Time and (y) December 31, 2024, be provided with (i) a base salary or base wage that is no less favorable than the base salary or base wage provided by the Company and its Subsidiaries to each such Continuing Employee immediately prior to the Effective Time, (ii) short- and long-term target incentive compensation opportunities that are substantially comparable in the aggregate to those provided to each such Continuing Employee immediately prior to the Effective Time (provided that Parent shall not be obligated to provide such incentives in the form of equity or equity-based compensation), (iii) severance benefits that are no less favorable than those applicable to such Continuing Employee immediately prior to the Effective Time under the terms of the Company Benefit Plans scheduled on Section 4.13(a) of the Company Disclosure Schedule and (iv) retirement and health and welfare benefits to each Continuing Employee that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time.

(b) Parent shall (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent Benefit Plan, as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

(c) If the Effective Time occurs on or prior to the end of fiscal year 2023 or prior to the payment or annual bonuses in respect of fiscal year 2023, Parent shall, or shall cause the Surviving Company to, pay to the Continuing Employees who remain employed with Parent, the Surviving Company or their respective Affiliates through the end of the fiscal year 2023 annual performance period, annual bonuses in respect of fiscal year 2023 in an amount equal to the greater of (i) 100% of such Continuing Employee’s target annual bonus and (ii) the bonus that such Continuing Employee would have earned based upon actual performance (with determinations of actual performance made by the Company Compensation Committee immediately prior to the Effective Time based upon a good faith estimate of the full-year results to the extent the Effective Time precedes the end of such year or precedes the availability of final results); provided that actual performance shall be adjusted at the discretion of the Company Board or Company Compensation Committee, as applicable, in good faith, to account for any consequences of the Transactions on the applicable performance targets.

(d) Parent acknowledges that the consummation of the Merger shall be a “change in control” for purposes of the Company Benefit Plans and shall, and shall cause the Surviving Company to, honor all employee benefit obligations to current and former employees under the Company Benefit Plans in accordance with their terms.

(e) Notwithstanding any permitted disclosures under the Confidentiality Agreement, prior to making any broad-based written or oral communications to employees (including any officers) of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the Transactions, (i) Parent shall provide the Company with a copy of the intended communication, the Company shall have a reasonable period of time to review and comment on the communication, and Parent shall consider such comments in good faith and (ii) the Company shall provide Public Parent and Parent with a copy of the intended communication, Public Parent and Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider such comments in good faith, in each case as applicable.

(f) Nothing set forth in this Agreement is intended to (i) be treated as an amendment of any particular Company Benefit Plan, (ii) prevent Parent, the Surviving Company or any of their Affiliates from amending or terminating any of their benefit plans in accordance with their terms, (iii) prevent Parent, the Surviving Company or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (iv) without limiting the generality of Section 11.8, create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, with respect to the compensation, terms and conditions of employment or benefits that may be provided to any Continuing Employee by Parent, the Surviving Company or any of their Affiliates or under any benefit plan which Parent, the Surviving Company or any of their Affiliates may maintain.

8.12 Equity Awards. No earlier than five Business Days prior to, and no later than three Business Days prior to, the anticipated Closing Date (the “Equity Award Reference Date”), the Company shall provide Public Parent and Parent an updated Company Equity Award Schedule, as of the close of business on the Equity Award Reference Date. Following such delivery, the Company shall promptly (and in no event later than the day prior to the Closing Date) provide Public Parent and Parent with a list of any changes occurring in such information since the Equity Award Reference Date.

8.13 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, to the fullest extent permitted under applicable Law, Public Parent and Parent shall, and shall cause the Surviving Company to, (i) indemnify, defend and hold harmless the Indemnified Parties against any costs or expenses (including reasonable and documented attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any Proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including in connection with (A) the Transactions and (B) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party, and (ii) advance reasonable and documented expenses as incurred; provided that any Person to whom expenses are so advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication by the Chosen Courts that such Person is not entitled to such advanced expenses.

(b) Prior to the Effective Time, the Company shall, and, if the Company is unable to, Public Parent and Parent shall cause the Surviving Company as of the Effective Time to, obtain and fully pay the premium for directors’ and officers’ liability and fiduciary liability “tail” insurance covering the Company and such natural persons who are covered by the Company’s directors’ and officers’ liability and fiduciary liability insurance in effect as of the date hereof (“Current Insurance”), in each case for a claims reporting or discovery period of six years from and after the Effective Time (“Tail Period”) with respect to any claim related to matters existing or occurring prior to the Effective Time (including in connection with this Agreement or the Transactions) from the insurers of the Current Insurance or one or more insurers with the same or better A.M. Best financial strength rating as such current insurers and with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Current Insurance; provided, however, that the aggregate cost paid for such “tail” insurance shall not exceed 300% of the aggregate annual premium paid for the Current Insurance as of the date of this Agreement (“Maximum Amount”); and provided, further, that if such insurance is not available or the cost of such insurance exceeds the Maximum Amount, the Company shall and, if the Company is unable to, Public Parent and Parent shall cause the Surviving Company to, obtain insurance with the greatest coverage available for a cost not exceeding the Maximum Amount. If the Company for any reason fails to obtain or Public Parent and Parent for any reason fail to cause to be obtained such “tail” insurance with effect as of the Effective Time, the Surviving Company shall, and Public Parent and Parent shall cause the Surviving Company to, continue to maintain in effect for the Tail Period the Current Insurance or substitute insurance with one or more insurers with the same or better A.M. Best financial strength rating as such current insurers and with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Current Insurance, in each case providing coverage with respect to any matters existing or occurring prior to the Effective Time (including in connection with this Agreement or the Transactions); provided, however, that in no event shall the aggregate annual premium for such insurance exceed the Maximum Amount; provided, further, that if the cost of such insurance exceeds the Maximum Amount, the Surviving Company shall, and Public Parent and Parent shall cause the Surviving Company to, obtain insurance with the greatest coverage available for a cost not exceeding the Maximum Amount.

(c) Any Indemnified Party wishing to claim indemnification under this Section 8.13, upon learning of any Proceeding for which indemnification under this Section 8.13 may be available, shall promptly notify Parent and the Surviving Company thereof in writing, but the failure to so notify shall not relieve Public Parent, Parent or the Surviving Company of any obligation or liability it may have to such Indemnified Party unless such failure actually and materially prejudices Public Parent’s, Parent’s or the Surviving Company’s ability to defend a Proceeding. In the event of any Proceeding for which an Indemnified Party is entitled to indemnification pursuant to Section 8.13(a): (i) the Surviving Company shall have the right to assume the defense thereof, including the selection of counsel (it being understood and agreed that by electing to assume the defense thereof, neither Public Parent, Parent nor the Surviving Company shall not be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any obligation or liability with respect thereto), except that if Public Parent, Parent or the Surviving Company elects not to assume such defense or there is an actual conflict of interest between Public Parent, Parent or the Surviving Company and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to him/her that is approved by, and mutually agreed upon, by the Surviving Company and the Indemnified Party, and the Surviving Company shall pay all reasonable and reasonably documented fees and expenses of such legal counsel for the Indemnified Party promptly following the receipt of such supporting documentation therefor; provided, however, that the Surviving Company shall be obligated pursuant to this Section 8.13(c) to pay for only one law firm for all Indemnified Parties in any jurisdiction unless the use of one law firm for such Indemnified Parties would constitute a conflict of interest under applicable standards of professional conduct on any significant issue between the positions of any two or more Indemnified Parties, in which case the fewest number of law firms necessary to avoid conflicts of interest shall be used; (ii) the Indemnified Party and the Surviving Company shall reasonably cooperate with one another in the defense of any such matter; (iii) the Indemnified Party shall not be liable or have any obligation for any settlement effected without his/her prior written consent (such consent not to be unreasonably conditioned, withheld or delayed) if the Surviving Company elects to assume such defense, and the Surviving Company shall not be liable or have any obligation for any settlement effected without its prior written consent (such consent not to be unreasonably conditioned, withheld or delayed) if the Surviving Company elects not to assume such defense; and (iv) all rights to indemnification in respect of any such Proceedings shall continue until final disposition of all such Proceedings.

(d) During the Tail Period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Organizational Documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries, in each case, as in effect on the date of this Agreement and on the forms filed with the SEC by the Company, shall not be amended, restated, amended and restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party without his/her prior written consent except to the extent required by Law.

(e) If Parent or the Surviving Company or any of their respective legal successors or permitted assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the legal successors and permitted assigns of Parent or the Surviving Company shall assume all the obligations set forth in this Section 8.13.

(f) The provisions of this Section 8.13 are intended to be for the benefit of, and from and after the Effective Time shall be enforceable, subject to the Bankruptcy and Equity Exception, by each of the Indemnified Parties, who shall be third-party beneficiaries of this Section 8.13.

(g) The rights of the Indemnified Parties under this Section 8.13 are in addition to any rights such Indemnified Parties may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws, and nothing in this Agreement is intended to or shall release, waive, impair or diminish any Person’s rights to insurance coverage or proceeds under any policy that is, has been or may in the future be in existence (it being understood and agreed that the indemnification provided for in this Section 8.13 is not prior to or in substitution of any claims under such policies). Nothing in this Agreement is intended to be for the benefit of any insurer.

8.14 Treatment of Certain Existing Indebtedness. Notwithstanding Section 8.8, the Company shall cooperate, and cause its Subsidiaries to cooperate, with Public Parent and Parent, upon the reasonable request of Public Parent or Parent, in connection with obtaining (a) consent to the Transactions from the lenders under the Existing Term Loan Facility and the Existing Revolving Facility and (b) any waivers or amendments (i) in respect of the applicable change of control provisions under any such Existing Facility in connection with the Transactions or (ii) as otherwise contemplated by the Debt Commitment Letter. If reasonably requested by Public Parent or Parent, the Company shall assist in the preparation of, provide and, if applicable, execute, documents relating to the repurchase or repayment of any Existing Facility or any other existing indebtedness of the Company and its subsidiaries, including customary documentation related to an offer to purchase the Existing Notes or Company Preference Shares, customary payoff letters, and (to the extent required) evidence that notice of such repayment has been timely delivered to the holders of such Existing Facility or other indebtedness; provided that Public Parent and Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ and accountants’ fees) incurred by the Company in connection with such cooperation and shall indemnify and hold harmless the Company and its Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with any such repurchase or repayment; provided, further, that the receipt of any consent, approval, waiver or amendment or the execution of any documentation contemplated by this Section 8.14 shall in no way be a condition to any party’s requirement to effect the Closing.

8.15 Takeover Statutes. If any Takeover Statute is, becomes or is deemed applicable to the Transactions, the Company and the Company Board shall grant such approvals and, along with Public Parent and Parent, shall take such actions as are reasonably necessary and advisable so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of any such Takeover Statutes.

8.16 Transaction Litigation. In the event that any shareholder litigation related to this Agreement, the Statutory Merger Agreement or the Transactions and the Statutory Merger Agreement is brought, or, to the Knowledge of the Company, threatened, against the Company or any Indemnified Party from and following the date of this Agreement and prior to the Effective Time (such litigation, other than any Proceeding in connection with, arising out of or otherwise related to a demand for appraisal under Section 106(6) of the Companies Act, which shall be governed by Section 3.3(f), “Transaction Litigation”), the Company shall as promptly as practicable (a) notify Public Parent and Parent thereof and shall keep Public Parent and Parent reasonably informed with respect to the status thereof and (b) give Public Parent and Parent a reasonable opportunity to participate in the defense or settlement (at Public Parent’s and Parent’s sole expense and subject to a customary joint defense agreement) of any Transaction Litigation and shall consider in good faith Public Parent’s and Parent’s advice with respect to such Transaction Litigation. Except if the Company Board has made a Change of Recommendation, the Company shall give Parent the opportunity to consult with the Company regarding, or participate in, but not control, the defense or settlement of any such Transaction Litigation. None of the Company, any of its Subsidiaries or any of their respective Representatives shall compromise, settle or come to an arrangement regarding any Transaction Litigation, in each case, unless Public Parent and Parent have consented thereto in writing (such consent to be made at Public Parent’s and Parent’s good faith discretion).

8.17 Section 16 Matters. The Company shall, and the Company Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 under the Exchange Act)) shall cause the Company to, prior to the Effective Time, take all such actions as may be necessary or advisable to cause the Transactions and any other dispositions of equity securities of the Company (including derivative securities and Company Equity Awards) by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 under the Exchange Act, to the extent permitted by applicable Law.

8.18 NYSE / TSX Listing; Delisting and Deregistration.

(a) Public Parent shall use its reasonable best efforts to cause the Public Parent Shares to be issued pursuant to the Merger to be approved for listing on NYSE, subject to official notice of issuance, prior to the Closing Date.

(b) Public Parent shall use its reasonable best efforts to obtain conditional approval for the listing and posting for trading on the TSX of the Public Parent Shares to be issued pursuant to the Merger, subject only to satisfaction of the customary listing conditions of the TSX.

(c) Prior to the Closing Date, the Company shall cooperate with Public Parent and Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary or advisable on its part under applicable Law, including, for the avoidance of doubt, the rules and policies of the NYSE, to enable the delisting by the Surviving Company of Shares from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, but in any event no more than ten days thereafter. In connection therewith, Parent shall use commercially reasonable efforts to (i) assist in enabling the Company or NYSE to be in a position to promptly file and cause the Surviving Company or NYSE to file with the SEC a Form 25 with respect to the Shares on the Closing Date and (ii) cause the Surviving Company to file a Form 15 with respect to the Shares on the first Business Day that is at least ten days after the date the Form 25 is filed.

8.19 Financing Cooperation.

(a) Prior to the Closing, the Company shall use its commercially reasonable efforts, at the sole cost and expense of Parent (but solely to the extent such costs are reasonable and documented out-of-pocket costs and expenses), to cooperate with Parent as is reasonably necessary in connection with the arrangement of the Debt Financing (and any amendments, supplements, replacements or modifications thereto in accordance with Section 8.20 by Parent), to the extent customary and reasonably requested by Parent, including:

(i) causing appropriate members of the management team of the Company to participate during normal business hours in a reasonable and limited number of meetings, lender presentations, due diligence sessions, drafting sessions, calls and meetings with prospective lenders and ratings agencies, in each case, upon reasonable notice at mutually agreed times and places, and only to the extent customarily needed for financing of the type contemplated by the Debt Commitment Letter;

(ii) assisting Parent with Parent’s (or any applicable Affiliate of Parent’s) preparation of customary materials for rating agency and lender presentations, confidential information memoranda and similar customary documents reasonably requested in connection with the Debt Financing, and provide reasonable and customary authorization letters for the Debt Financing Sources authorizing the distribution of information to prospective lenders and other financing sources and containing customary information;

(iii) assisting Parent with Parent’s (or any applicable Affiliate of Parent’s) preparation of (but not executing) any guarantee, pledge and security documents contemplated by the Debt Financing, and any certificates and schedules related thereto and other customary definitive documents relating to the Debt Financing, and otherwise reasonably assist in facilitating the pledging of collateral at or after the Closing contemplated by the Debt Financing (if applicable) as may be reasonably requested by Parent; and

(iv) delivery to Parent of the Financing Information.

(b) Notwithstanding the foregoing or anything else contained herein to the contrary, nothing in this Section 8.19 shall require the Company or its Affiliates or Representatives (i) to execute any definitive financing documents, including any credit or other agreements, pledge documents, security documents or other certificates in connection with the Financing (other than as expressly set forth in Section 8.19(a)(ii) and Section 8.19(a)(iii) above), (ii) to provide cooperation or take any other action to the extent that it would reasonably be expected to interfere in any material respect with the business or operations of the Company or its Affiliates, (iii) to provide cooperation to the extent that it would reasonably be expected to conflict with or violate any applicable Law or result in a breach of, or a default under, any Material Contract, (iv) to provide cooperation to the extent that it would reasonably be expected to interfere in any material respect with or materially adversely affect any commercial relationships with customers, suppliers or other parties, (v) to breach, waive or amend any terms of this Agreement, (vi) to provide cooperation to the extent it would cause any condition to the Closing set forth in Section 9.1, Section 9.2 or Section 9.3 to not be satisfied, (vii) to violate any obligation of confidentiality (not created in contemplation hereof) binding on the Company or its Affiliates or Representatives or disclose any information that is legally privileged (provided that in the event that the Company or its Affiliates or Representatives do not provide information in reliance on the exclusion in this clause (vii), the Company or its Affiliates or Representatives shall use commercially reasonable efforts to provide notice to Parent promptly upon obtaining knowledge that such information is being withheld (but solely if providing such notice would not violate such obligation of confidentiality)) or (viii) to deliver any financial statements to the extent not produced by the Company in the Ordinary Course of Business. Additionally, (A) none of the Company or its Affiliates shall be required to pay or incur any fee or incur or assume any liability or obligation in connection with any Debt Financing prior to the Closing (other than as are expressly contingent upon Closing or reimbursable or payable by Parent, and except for the obligation to deliver the customary authorization and representation letter referenced above), (B) none of the directors of the Company or its Affiliates shall be required to authorize or adopt any resolutions approving the agreements, documents, instruments, actions and transactions contemplated in connection with the Debt Financing that would be effective prior to the Effective Time, (C) except as set forth in Section 8.19(a)(iii), none of the Company or its Affiliates or Representatives shall be required, prior to the Closing, to make any representation to Parent, any of its Affiliates, any lender, agent or lead arranger to any Debt Financing, or any other Person with respect to any action under this Section 8.19, including as to solvency, or to deliver or require to be delivered any solvency or similar certificate or any legal opinion, and (D) except as contemplated by Section 8.14, none of the Company or its Affiliates or Representatives shall be required to seek any amendment, waiver, consent or other modification under any Indebtedness. Nothing hereunder shall require any employee, officer, director or other Representative of the Company or its Affiliates or Representatives to deliver any certificate or other document or take any other action that would potentially result in personal liability to such employee, officer, director or other Representative.

8.20 Parent Financing.

(a) Parent shall use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions described in the Commitment Letters (including any flex provisions in any fee letter), including using commercial reasonable efforts to maintain in effect the Commitment Letters and to, as promptly as possible, (i) satisfy, or cause to be satisfied, on a timely basis, or obtain a waiver of, all conditions precedent in the Commitment Letters applicable to Parent and its Affiliates, (ii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions contemplated by the Debt Commitment Letter (or on terms that are not less favorable in the aggregate to Parent than the terms and conditions set forth in the Debt Commitment Letter in effect on the date hereof), (iii) in the event that all conditions to the funding or investing, as applicable, of the Financing have been satisfied and to the extent such proceeds are required to consummate the Transactions, consummate the Financing at or prior to the Closing, including using commercially reasonable efforts to cause the Financing Sources providing the Financing to fund at Closing, (iv) enforce its rights under the Commitment Letters and (v) comply with its obligations under the Commitment Letters and, in the case of the Debt Commitment Letter, any related definitive agreement.

(b) Parent shall keep the Company reasonably informed on a prompt basis and in reasonable detail of material developments in respect of the Financing. Without limiting the generality of the foregoing, Parent shall give the Company prompt (and in any event within three Business Days) written notice (i) of any threatened or actual breach or default by Parent or any other party to either Commitment Letter or other definitive agreements with respect thereto (such definitive agreements related to the Debt Financing, collectively, with the Debt Commitment Letter, “Debt Documents”) which could reasonably be expected to affect the conditionality, timing, availability or quantum of the Financing or any threatened or actual termination of either Commitment Letter, (ii) if and when Parent receives notice from any Financing Source that any portion of the Financing contemplated by either Commitment Letter is not reasonably expected to be available for the Financing Purposes (other than as a result of any amendment, termination or modification of the Debt Commitment Letter in accordance with the terms of this Section 8.20), (iii) of the receipt of any written notice or other written communication from any party to either Commitment Letter with respect to any actual or potential breach, default, termination or repudiation by any party to any Commitment Letter or other Debt Document or material dispute or disagreement between or among any parties to any Debt Document (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Debt Financing or Debt Documents), and (iv) of any expiration or termination of either Commitment Letter or other Debt Document; provided that in no event will Parent or any Affiliate thereof be under any obligation to disclose any information pursuant to this Section 8.20(b) that is subject to attorney client or similar privilege if Parent shall have used its reasonable best efforts to disclose such information in a way that would not waive such privilege.

(c) Parent shall not, without the Company’s prior written consent, permit or consent to any amendment, supplement or modification to be made to the Equity Commitment Letter if such amendment, supplement or modification would or could reasonably be expected to (i) delay, prevent or make less likely to occur the funding of the Equity Financing, (ii) reduce (or could have the effect of reducing) the aggregate amount of the Equity Financing under the Equity Commitment Letter (other than as a result of an assignment of an Equity Financing Source’s commitment to another Equity Financing

Source), (iii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Equity Financing, in each case in a manner that could reasonably be expected to delay or prevent or make less likely to occur the funding of the Equity Financing at the Closing or (iv) otherwise adversely impact the ability of Parent to enforce its rights against the other parties to the Equity Commitment Letter (including any right to seek or obtain specific performance of the Equity Commitment Letter).

(d) Parent shall not, without the Company’s prior written consent, permit or consent to any amendment, supplement or modification to be made to the Debt Commitment Letter if such amendment, supplement or modification would or could reasonably be expected to (i) delay, prevent or make less likely to occur the funding of the Debt Financing to the extent the Debt Financing is required to consummate the Transactions, (ii) reduce (or could have the effect of reducing) the aggregate amount of the Debt Financing under the Debt Commitment Letter, to the extent such Financing is required to consummate the Transactions, (iii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing, in each case in a manner that could reasonably be expected to delay or prevent or make less likely to occur the funding of the Debt Financing at the Closing, to the extent the Debt Financing is required to consummate the Transactions or (iv) otherwise adversely impact the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter or (prior to Closing) the definitive agreements with respect thereto, in each case, to the extent the Debt Financing is required to consummate the Transactions (including any right to seek or obtain specific performance of the Debt Commitment Letter); provided that Parent may amend, amend and restate, replace, supplement, or otherwise modify or waive any of its rights under, the Debt Commitment Letter, so long as any such amendment, replacement, supplement, or other modification to or waiver of any provisions of such Debt Commitment Letter shall not (x) expand upon the conditions precedent to the funding of the Debt Financing as set forth in the Debt Commitment Letter or otherwise modify the Debt Commitment Letter in a manner that, in each case, would, or would reasonably be likely to, prevent, impede, or delay the Closing, (y) reduce the amount of the Debt Financing or reduce the Debt Financing Sources’ commitments under the Debt Commitment Letter (other than as a result of an assignment of a Debt Financing Source’s commitment to another Debt Financing Source) unless such reduced amount, when combined with the Equity Financing (including any increase thereto) and cash and other sources of immediately available funds that are accessible to Parent, is sufficient to satisfy Parent’s obligations contemplated by this Agreement, or (z) adversely affect in any material respect the ability of Parent to enforce its rights against the Debt Financing Sources or under the Debt Commitment Letter; provided, further, that to the extent lender or holder consent, as applicable, to the Transactions is provided under the Existing Term Loan Facility, Existing Revolving Facility, Existing Notes or Company Preference Shares, Parent (or its applicable Affiliate) may amend or terminate, or otherwise modify or supplement, the Debt Commitment Letter or any of the Debt Documents, as applicable, to reduce the commitments provided under the Debt Commitment Letter in an amount up to the aggregate amount outstanding, plus the amount of any undrawn commitments, under the applicable Existing Facility. Parent shall promptly furnish to the Company true and complete copies of any amendment, replacement, supplement, modification, consent or waiver relating to the Debt Commitment Letter following the execution thereof. For purposes of this Agreement (other than representations made as of a prior date), references to the “Debt Commitment Letter” shall include such document(s) as permitted or required by this Section 8.20 to be amended, supplemented, modified or waived, in each case from and after such amendment, supplement, modification or waiver.

(e) In the event any portion of the Debt Financing becomes unavailable on the terms and conditions in the Debt Commitment Letter (including, as necessary, any flex terms applicable thereto or to any related fee letter) (any such event or circumstance, a “Financing Failure Event”) and is needed to consummate the Transactions, Parent shall use its commercially reasonable efforts to arrange to obtain, or cause to be obtained, alternative financing, including by reason of capital markets, securities or other financing transactions, in an amount sufficient to replace any unavailable portion of the Financing (“Alternative Financing”) as promptly as practicable following the occurrence of such Financing Failure Event, (i) on (A) economic terms and (B) other terms, in each case, that are not materially less favorable in the aggregate when taken as a whole to Parent than the terms of the Debt Commitment Letter (including any flex terms applicable thereto) and (ii) containing conditions to draw, conditions to Closing and other terms that would be permitted if effected pursuant to an amendment to the Debt Commitment Letter in accordance with Section 8.20(d). The provisions of Section 8.19 and this Section 8.20 shall be applicable to the Alternative Financing, and, for the purposes of this Agreement, all references to the Debt Financing shall be deemed to include such Alternative Financing, all references to Debt Documents shall include the applicable documents for the Alternative Financing, and all references to the Lenders shall include the Persons providing or arranging the Alternative Financing. In the event Parent has obtained any other substitute or supplemental financing, the proceeds of which are received on or after the Closing Date and which amount, if applicable, substitutes an equivalent portion of the Debt Financing, for the purposes of this Agreement, all references to the Debt Financing shall be deemed to include such substitute financing.

(f) Parent shall, and shall cause its Affiliates to, refrain from taking, directly or indirectly, any action that would reasonably be expected to result in the failure of any of the conditions contained in the Commitment Letters or in any definitive agreement relating to the Financing. Parent acknowledges and agrees that none of the obtaining of the Financing or any permitted alternative financing, the completion of any issuance of securities contemplated by the Financing, or the Company or any of its Affiliates having or maintaining any available cash balances is a condition to the Closing, and reaffirm their obligation to consummate the Transactions irrespective and independently of the availability of the Financing or any permitted alternative financing, the completion of any such issuance, or the Company or any of its Affiliates having or maintaining any available cash balances, subject to the applicable conditions set forth in Section 9.1 and Section 9.2. Subject to Section 11.7, if the Financing has not been obtained, Parent will continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Section 9.1 and Section 9.2, to consummate the Transactions.

8.21 Bermuda Required Actions. Prior to the Closing: (a) the Company shall (i) procure that the statutory declaration required by Section 108(3) of the Companies Act is duly sworn by one of its officers, and (ii) prepare a duly certified copy of the Company shareholder resolutions evidencing the Requisite Company Vote and deliver such documents to Public Parent and Parent;

and (b) Merger Sub shall (and Public Parent and Parent, as the shareholders of Merger Sub, shall cause Merger Sub to) (i) procure that the statutory declaration required by Section 108(3) of the Companies Act is duly sworn by one of Merger Sub’s officers, (ii) prepare a duly certified copy of the shareholder resolution evidencing the approval of Public Parent and Parent, as the shareholders of Merger Sub, of the Merger, and (iii) prepare the Merger Application and deliver such documents to the Company.

8.22 Limited Guarantee. Concurrently with the execution of this Agreement, the Guarantors have duly executed and delivered the Limited Guarantee to the Company. As of the date hereof, the Limited Guarantee is in full force and effect and is the legal, valid and binding obligation of each Guarantor, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and has not been amended, withdrawn or rescinded in any respect. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of any Guarantor under the Limited Guarantee.

ARTICLE IX

CONDITIONS TO EFFECT THE CLOSING

9.1 Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each Party to effect the Closing is subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Closing of each of the following conditions:

(a) Company Shareholder Approval. The Requisite Company Vote shall have been obtained.

(b) Regulatory Approvals. The statutory waiting period (and any extensions thereof) applicable to the consummation of the Transactions under the HSR Act and, if applicable, any contractual waiting periods under any timing agreements with a Governmental Entity applicable to the consummation of the Transactions, shall have expired or been earlier terminated and CFIUS Clearance and the approvals set forth in Section 9.1(b) of the Company Disclosure Schedule shall have been obtained (collectively, the “Regulatory Approvals”).

(c) No Legal Prohibition. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law that is in effect and prevents the consummation of the Transactions.

(d) Registration. The SEC shall have declared each of the Form F-3 and the Form F-4 effective under the Securities Act, and no stop order or similar restraining order by the SEC suspending the effectiveness of either the Form F-3 or the Form F-4 shall be in effect.

(e) NYSE Exchange Listing. The Public Parent Shares issuable to the holders of Shares pursuant to this Agreement shall have been authorized for listing on NYSE, subject to official notice of issuance.

(f) TSX Exchange Listing. The Public Parent Shares issuable to the holders of Shares pursuant to this Agreement shall have been conditionally approved for listing on the TSX, subject to the satisfaction of the customary listing conditions of the TSX.

9.2 Conditions to Public Parent’s, Parent’s and Merger Sub’s Obligation to Effect the Closing. The obligations of Public Parent, Parent and Merger Sub to effect the Closing are also subject to the satisfaction or, to the extent permitted by applicable Law, waiver by Public Parent and Parent at or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company set forth in: (i) the first two sentences of Section 4.1(a) (Organization; Good Standing and Qualification), Section 4.2(a) (Capital Structure) and Section 4.2(f) (Capital Structure) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), other than any inaccuracies that individually or in the aggregate are de minimis, (ii) Section 4.10(b) (Absence of Certain Changes) shall be true and correct as of the Closing Date in all respects as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), (iii) the last sentence of Section 4.1(a), Section 4.1(b), Section 4.2(c) through Section 4.2(e) (Capital Structure), Section 4.3 (other than Section 4.3(c)) (Corporate Authority; Approval and Fairness) and Section 4.20 (Brokers and Finders) without giving effect to any “materiality” or “Company Material Adverse Effect” qualifiers, shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), and (iv) Article IV (other than those set forth in the foregoing clauses (i), (ii) and (iii) of this Section 9.2(a)), without giving effect to any “materiality” or “Company Material Adverse Effect” qualifiers, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iv), for any failure of any such representation and warranty to be so true and correct that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have complied with or performed in all material respects all obligations required to be complied with or performed by it under this Agreement at or prior to the Closing.

(c) No Company Material Adverse Effect. From the date of this Agreement through the Closing Date, no Company Material Adverse Effect shall have occurred.

(d) Parent Burdensome Condition. No regulatory approval referenced in Section 4.4(a) shall impose any term, condition or restriction upon Public Parent, Parent or any of their Affiliates (including the Surviving Company following the Effective Time) that constitutes a Parent Burdensome Condition.

(e) Company Closing Certificate. Public Parent and Parent shall have received a certificate duly executed on behalf of the Company by a duly authorized officer of the Company certifying that (in his or her or their capacity as such and not in his or her or their personal capacity and without any personal liability) the conditions set forth in Section 9.2(a), Section 9.2(b) and Section 9.2(c) have been satisfied.

9.3 Conditions to the Company’s Obligation to Effect the Closing. The obligation of the Company to effect the Closing is also subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Public Parent, Parent and Merger Sub set forth in this Agreement, without giving effect to any “materiality” qualifiers, shall have been true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time), except for any failure of any such representations and warranties to be so true and correct that would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(b) Performance of Obligations of Public Parent, Parent and Merger Sub. Each of Public Parent, Parent and Merger Sub shall have complied with and performed in all material respects all obligations required to be complied with and performed by it under this Agreement at or prior to the Closing.

(c) Public Parent Closing Certificate. The Company shall have received a certificate duly executed on behalf of Public Parent by a duly authorized officer of Public Parent certifying (in his or her or their capacity as such and not in his or her or their personal capacity and without any personal liability) that the conditions set forth in Section 9.3(a) and Section 9.3(b), solely as such conditions relate to Public Parent, have been satisfied.

(d) Parent Closing Certificate. The Company shall have received a certificate duly executed on behalf of Parent by a duly authorized officer of Parent certifying (in his or her or their capacity as such and not in his or her or their personal capacity and without any personal liability) that the conditions set forth in Section 9.3(a) and Section 9.3(b), solely as such conditions relate to Parent, have been satisfied.

(e) Merger Sub Closing Certificate. The Company shall have received a certificate duly executed on behalf of Merger Sub by a duly authorized officer of Merger Sub certifying (in his or her or their capacity as such and not in his or her or their personal capacity and without any personal liability) that the conditions set forth in Section 9.3(a) and Section 9.3(b), solely as such conditions relate to Merger Sub, have been satisfied.

ARTICLE X

TERMINATION

10.1 Termination by Mutual Written Consent. Subject to the other provisions of this Article X, this Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after the Requisite Company Vote has been obtained, by the mutual written consent of the Parties.

10.2 Termination by Either the Company, Public Parent or Parent. Subject to the other provisions of this Article X, this Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by any of the Company, Public Parent or Parent if:

(a) the Transactions shall not have been consummated by 5:00 p.m. (New York time) on April 11, 2024 (the “Outside Date”) whether before or after the Requisite Company Vote has been obtained;

(b) the Requisite Company Vote shall not have been obtained at the Company Shareholders Meeting or at any postponement or adjournment thereof taken in accordance with this Agreement; or

(c) if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law that is in effect and prevents the consummation of the Transactions, and such Law shall have become final and non-appealable, whether before or after the Requisite Company Vote has been obtained.

10.3 Termination by the Company. Subject to the other provisions of this Article X, this Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by the Company:

(a) if there has been a breach of any representation, warranty, covenant or agreement made by Public Parent, Parent or Merger Sub set forth in this Agreement or if any representation or warranty of Public Parent, Parent or Merger Sub shall have become untrue or incorrect following the date of this Agreement, in either case such that the conditions in Section 9.3(a) or Section 9.3(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of written notice of such breach or failure by the Company to Public Parent, Parent and Merger Sub specifying this Section 10.3(a) and describing such breach or failure in reasonable detail and (ii) one Business Day prior to the Outside Date), whether before or after the Requisite Company Vote has been obtained; provided that the right to terminate this Agreement and abandon the Transactions pursuant to this Section 10.3(a) shall not be available to the Company if the Company has breached any representation, warranty, covenant or agreement set forth in this Agreement which breach would result in the failure of a condition set forth in Section 9.1 and Section 9.2;

(b) at any time prior to the time the Requisite Company Vote is obtained, in order for the Company to enter into or cause a Subsidiary thereof to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, so long as the Company has complied in all material respects with the obligations contemplated by Section 8.3(f) and prior thereto or concurrently therewith the Company pays or causes to be paid to Parent the Company Termination Fee;

(c) if (i) all of the conditions in Section 9.1 and Section 9.2 are satisfied or have been waived (other than those that, by their nature, are to be satisfied at the Closing, all of which are capable of being satisfied at the Closing), (ii) the Company has irrevocably confirmed by written notice to Public Parent and Parent that (A) all conditions set forth in Section 9.3 have been satisfied (other than those that, by their nature, are to be satisfied at the Closing) or that it would be willing to waive any unsatisfied conditions in Section 9.3 if the Closing were to occur, and (B) it is ready, willing, and able to consummate the Closing, and (iii) Public Parent or Parent fails to consummate the Closing on or prior to the date that is the earlier of three Business Days following the date the Closing should have occurred pursuant to Section 1.1 and the Outside Date.

10.4 Termination by Public Parent or Parent. Subject to the other provisions of this Article X, this Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by either Public Parent or Parent:

(a) if there has been a breach of any representation, warranty, covenant or agreement made by the Company set forth in this Agreement or if any representation or warranty of the Company shall have become untrue or incorrect following the date of this Agreement, in either case such that the conditions in Section 9.2(a) or Section 9.2(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of written notice of such breach or failure by Public Parent and Parent to the Company specifying this Section 10.4(a) and describing such breach or failure in reasonable detail and (ii) one Business Day prior to the Outside Date), whether before or after the Requisite Company Vote has been obtained; provided that the right to terminate this Agreement and abandon the Transactions pursuant to this Section 10.4(a) shall not be available to Public Parent or Parent if either Public Parent or Parent or Merger Sub has breached any representation, warranty, covenant or agreement set forth in this Agreement and such breach would result in the failure of a condition set forth in Section 9.1 or Section 9.3; or

(b) at any time prior to the time the Requisite Company Vote is obtained, (i) if the Company Board shall have effected and not withdrawn a Change of Recommendation, (ii) the Company shall have failed to publicly recommend against any tender offer or exchange offer subject to Regulation 14D under the Exchange Act that constitutes an Acquisition Proposal (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the Company’s shareholders) within 10 Business Days of the commencement of such tender offer or exchange offer or (iii) following receipt by the Company of an Acquisition Proposal that has been publicly disclosed, the Company shall have failed to publicly reaffirm the Company Board

Recommendation within 10 Business Days of the written request of Public Parent or Parent (or if the Company Shareholders Meeting is scheduled to be held within 10 Business Days of the written request of Public Parent or Parent, promptly and in any event prior to the date on which the Company Shareholders Meeting is scheduled to be held) (provided that the Company Board shall not be required to comply with more than one such request for any Acquisition Proposal).

10.5 Notice of Termination; Effect of Termination and Abandonment.

(a) In the event the Company, Public Parent or Parent intends to terminate this Agreement and abandon the Transactions pursuant to Section 10.2, Section 10.3 or Section 10.4, as applicable, the Company, Public Parent or Parent, as applicable, shall give written notice to the other Party or Parties (as the case may be) specifying the provision or provisions of this Agreement pursuant to which such termination and abandonment is intended to be effected.

(b) In the event this Agreement is terminated and the Transactions are abandoned pursuant to this Article X, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Affiliates or its or their respective Representatives); provided, however, that: (i) no such termination shall relieve any Party of any liability or damages to any other Party (A) resulting from Fraud or any willful and material breach of this Agreement or (B) as contemplated by Section 10.5(c) and Section 10.5(d); and (ii) the provisions set forth in this Section 10.5 (Notice of Termination; Effect of Termination and Abandonment), Article XI, the representations and warranties, covenants and agreements of the Parties, as applicable, set forth in Section 4.23 (No Other Representations or Warranties; Non-Reliance), Section 5.14 (No Other Representations or Warranties; Non-Reliance), Section 6.9 (No Other Representations or Warranties; Non-Reliance), Section 7.6 (No Other Representations or Warranties; Non-Reliance), and the provisions that substantively define any related defined terms not substantively defined in Exhibit A and the Confidentiality Agreement shall survive any termination of this Agreement and any abandonment of the Transactions.

(c) In the event this Agreement is terminated and the Transactions abandoned pursuant to this Article X:

(i) by the Company pursuant to Section 10.3(b) (Alternative Acquisition Agreement), then the Company shall pay or cause to be paid to Parent the Company Termination Fee by wire transfer of immediately available funds concurrently with such termination and abandonment;

(ii) by Public Parent or Parent pursuant to Section 10.4(b) (Change of Recommendation), then the Company shall pay or cause to be paid Parent the Company Termination Fee by wire transfer of immediately available funds within two Business Days following the date of such termination and abandonment; or

(iii) by either the Company, Public Parent or Parent pursuant to Section 10.2(a) (Outside Date) or Section 10.2(b) (Requisite Company Vote) or by Public Parent or Parent pursuant to Section 10.4(a) (Company Breach): (A) a bona fide Acquisition Proposal shall have been publicly announced or disclosed (or, in the case of a termination pursuant to Section 10.2(a) (Outside Date) or Section 10.4(a) (Company Breach), was made publicly or privately to the Company Board) any time prior to (1) the date of termination and abandonment, with respect to any termination and abandonment pursuant to Section 10.2(a) (Outside Date) or Section 10.4(a) (Company Breach), or (2) the Company Shareholders Meeting (including any postponement or adjournment thereof taken in accordance with this Agreement), with respect to termination and abandonment pursuant to Section 10.2(b) (Requisite Company Vote); and (B) within twelve months after any such termination and abandonment, any Acquisition Proposal shall have been consummated (with “50%” being substituted in lieu of “20%” in each instance thereof in the definition of “Acquisition Proposal” for purposes of this Section 10.5(c)(iii)(B)), or (C) within twelve months after any such termination and abandonment, the Company shall have entered into an Alternative Acquisition Agreement (with “50%” being substituted in lieu of “20%” in each instance thereof in the definition of “Acquisition Proposal” referenced in the definition of “Alternative Acquisition Agreement” or otherwise for purposes of this Section 10.5(c)(iii)(B)), then the Company shall pay or cause to be paid to Parent the Company Termination Fee by wire transfer of immediately available funds within two Business Days of the earlier of the entry into the Alternative Acquisition Agreement or the consummation of such Acquisition Proposal.

(d) In the event this Agreement is terminated and the Transactions abandoned (i) by the Company pursuant to Section 10.3(a) (Parent Breach) or Section 10.3(c) (Parent Failure to Close) or (ii) by Public Parent or Parent pursuant to Section 10.2(a) (Outside Date) if at such time the Company could have validly terminated this Agreement pursuant to Section 10.3(a) (Parent Breach) or Section 10.3(c) (Parent Failure to Close), Parent shall pay to the Company a one-time non-refundable fee equal to $329,891,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds within two Business Days following the date of such termination and abandonment.

(e) The Parties acknowledge and agree that the agreements set forth in this Section 10.5 are an integral part of the Transactions and that, without these agreements, the other Parties would not enter into this Agreement and accordingly, if either the Company fails to promptly pay or cause to be paid the amount due pursuant to Section 10.5(c) or if either Public Parent or Parent fails to promptly pay or cause to be paid the amount due pursuant to this Section 10.5(d), and, in order to obtain such amount, Public Parent, Parent or the Company, respectively, commences a Proceeding that results in a final, binding and non-appealable judgment against the Company, Public Parent or Parent, respectively, for the Company Termination Fee (or any portion thereof) or Parent Termination Fee (or any portion thereof), Company, Public Parent or Parent, respectively, shall pay or cause to be paid to Public Parent, Parent or the Company, respectively, its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Proceeding, together with interest on the Company Termination Fee (or any portion thereof) or Parent Termination Fee (or any portion thereof), as the case may be, at the prime rate as published in The Wall Street Journal in effect on the date such amount was required to be made from such date through the date of payment. Each of the Parties acknowledges that the Company Termination Fee or the Parent Termination Fee are not

intended to be a penalty but rather are liquidated damages in a reasonable amount that will compensate Public Parent, Parent or the Company, as the case may be, in the circumstances in which such Company Termination Fee or Parent Termination Fee are due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall Public Parent or Parent be entitled to payment of the Company Termination Fee or the Company to payment of the Parent Termination Fee, on more than one occasion.

(f) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 11.7, each of the Parties expressly acknowledges and agrees that (i) the Company’s right to terminate this Agreement and for the Company to receive payment of the Parent Termination Fee pursuant to Section 10.5(d), together with any costs and expenses and interest payable pursuant to Section 10.5(e), shall constitute the sole and exclusive remedy of the Company and its Affiliates, and any respective past, current or future direct or indirect equity holder, controlling Person, general or limited partner, shareholder, member, manager, director, officer, incorporator, employee, agent, Affiliate, assignee, attorney, consultant, representative, principal or financing source of the Company or any of its Affiliates (a “Company Non-Recourse Related Party”), against Public Parent, Parent and their respective Affiliates, and any respective past, current or future direct or indirect equity holder, controlling Person, general or limited partner, shareholder, member, manager, director, officer, incorporator, employee, agent, Affiliate, assignee, attorney, consultant, representative, principal or financing source (including any Debt Financing Source) of Public Parent, Parent or any of their respective Affiliates (a “Parent Non-Recourse Related Party”), and (ii) Public Parent’s and Parent’s right to terminate this Agreement and for Public Parent and Parent to receive payment of the Company Termination Fee pursuant to Section 10.5(c), together with any costs and expenses and interest payable pursuant to Section 10.5(e), shall constitute the sole and exclusive remedy of the Parent Non-Recourse Related Parties against the Company Non-Recourse Related Parties in the circumstances in which the Company Termination Fee is payable, in each case for all losses and damages in respect of this Agreement (or the termination thereof), the Limited Guarantee or the transactions contemplated by this Agreement (or the failure of such transactions to occur for any reason or for no reason) or any breach (whether willful, intentional, unilateral or otherwise) of any covenant or agreement or otherwise in respect of this Agreement or any oral representation made or alleged to be made in connection herewith. Upon payment in full of the Parent Termination Fee to the Company or Company Termination Fee to Public Parent and Parent (as applicable) pursuant to this Section 10.5, none of the Parties or any of their Subsidiaries shall, and shall not direct any other Company Non-Recourse Related Party or Parent Non-Recourse Related Party (as applicable) to, seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement, the Limited Guarantee or the Transactions or any oral representation made or alleged to be made in connection herewith.

(g) The Parties acknowledge that any of the Company, Public Parent and Parent may pursue both a grant of specific performance or other equitable relief pursuant to Section 11.7 and, following termination of this Agreement, the payment of the Parent Termination Fee under Section 10.5(d) or the Company Termination Fee under Section 10.5(c), as applicable; provided, however, that under no circumstances shall the Company be permitted or entitled to receive both (i) a grant of specific performance or other equitable relief that results in the Closing occurring and (ii) the Parent Termination Fee in connection with this Agreement or any termination of this Agreement.

ARTICLE XI

MISCELLANEOUS AND GENERAL

11.1 Survival. This Article XI and the representations and warranties, covenants and agreements of the Parties, as applicable, set forth in Article II, Article III, Section 4.23 (No Other Representations or Warranties; Non-Reliance), Section 5.14 (No Other Representations or Warranties; Non-Reliance), Section 6.9 (No Other Representations or Warranties; Non-Reliance) Section 7.6 (No Other Representations or Warranties; Non-Reliance), Section 8.11 (Employee Matters), Section 8.13 (Indemnification; Directors’ and Officers’ Insurance), Section 11.3 (Expenses), Section 11.4 (Transfer Taxes), the provisions that substantively define any related defined terms not substantively defined in Exhibit A and those other covenants and agreements set forth in this Agreement that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, shall survive the Effective Time. All other representations, warranties, covenants and agreements in this Agreement or in any certificate delivered pursuant to this Agreement, including rights in connection with, arising out of or otherwise related to any breach of such representations, warranties, covenants and agreements, shall not survive the Effective Time or, except as set forth in Article X, the termination of this Agreement and abandonment of the Transactions.

11.2 Notices. All notices and other communications given or made hereunder by one or more Parties to one or more of the other Parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. (New York time) (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided that any email transmission is promptly confirmed by a responsive electronic communication by the recipient thereof (excluding out-of-office replies or other automatically generated responses) or is followed up within one Business Day after such email by dispatch pursuant to one of the methods described in the foregoing clauses (a) and (b) of this Section 11.2. Such communications must be sent to the respective Parties at the following street addresses or email addresses (or at such street address or email address previously made available) or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 11.2:

if to the Company:

Triton International Limited

c/o Triton International Incorporated of North America

100 Manhattanville Rd.

Purchase, NY 10577

Attention: Carla Heiss

Email: cheiss@trtn.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: Scott D. Miller

Email: millersc@sullcrom.com

if to Public Parent

Brookfield Infrastructure Corporation

250 Vesey Street, 15th Floor

New York, NY 10281

Attention: Keir Hunt

                  Elisabeth Press

Email: keir.hunt@brookfield.com

            elisabeth.press@brookfield.com

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

1000 Louisiana Street, Suite 6800

Houston, Texas 77002

Attention: Eric C. Otness

Email: eric.otness@skadden.com

if to Parent or Merger Sub:

Thanos Holdings Limited

c/o Brookfield Infrastructure Group

Brookfield Place

181 Bay Street Suite 300

Toronto, Ontario M5J 2T3

Attention: Keir Hunt

                  Elisabeth Press

Email: keir.hunt@brookfield.com

            elisabeth.press@brookfield.com

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

1000 Louisiana Street, Suite 6800

Houston, Texas 77002

Attention: Eric C. Otness

Email: eric.otness@skadden.com

11.3 Expenses. Whether or not the Transactions are consummated, all costs, fees and expenses incurred in connection with this Agreement and the Transactions, including all costs, fees and expenses of its Representatives, shall be paid by the Party incurring such cost, fee or expense, except as otherwise expressly provided herein.

11.4 Transfer Taxes. Except as otherwise provided in Section 3.3(b), all Transfer Taxes incurred in connection with the Merger shall be paid by Public Parent, Parent and Merger Sub when due and expressly shall not be a liability of any holders of Shares, Company Equity Awards or the Company.

11.5 Amendment or Other Modification; Waiver.

(a) Subject to the provisions of applicable Law and the provisions of Section 8.13, at any time prior to the Effective Time, this Agreement may be amended or otherwise modified only by a written instrument duly executed and delivered by the Parties; provided, however, that following receipt of the Requisite Company Vote, there shall be no amendment or change to the provisions hereof that (i) by Law or in accordance with the rules of any stock exchange would require further approval by the shareholders of the Company without such approval or (ii) is not permitted under applicable Law. Notwithstanding anything to the contrary herein, this Section 11.5 and Section 11.6(b), Section 11.6(c), Section 11.6(d), Section 11.8 and Section 11.16 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such provision) may not be amended, supplemented, waived or otherwise modified in any manner that is adverse in any respect to the Financing Sources without the prior written consent of such Financing Sources (it being expressly agreed that the Financing Sources in their capacities as such shall be third-party beneficiaries of this Section 11.5 and shall be entitled to the protections of the provisions contained in this Section 11.5 as if they were a party to this Agreement).

(b) The conditions to each of the respective Parties’ obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party. Any Party may, to the extent permitted by applicable Law and subject to the provisions of Section 8.13, waive any provision of this Agreement in whole or in part (including by extending the time for the performance of any of the obligations or other acts of the other Parties); provided, however, that (i) any such waiver shall only be effective if made in a written instrument duly executed and delivered by the Party against whom the waiver is to be effective and (ii) following receipt of the Requisite Company Vote, there shall be no amendment or change to the provisions hereof that by Law or in accordance with the rules of any stock exchange would require further approval by the shareholders of the Company without such approval having first obtained. No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law except to the extent provided for otherwise in Section 10.5.

11.6 Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) This Agreement and all Proceedings against any other Party in connection with, arising out of or otherwise relating to this Agreement, shall be interpreted, construed, governed by, and enforced in accordance with, the Laws of the State of Delaware, including, subject to Section 11.1, its statutes of limitations, without regard to the conflicts of Law provisions, rules or principles thereof (or any other jurisdiction) to the extent that such provisions, rules or principles would direct a matter to another jurisdiction (except that provisions of this Agreement relating to the approval and effects of the Transactions, the conversion of Shares and any other matters relating to the internal corporate governance of the Company, in each case to which mandatory provisions of the Laws of Bermuda otherwise apply, shall be governed by, and construed in accordance with such provisions of, the Laws of Bermuda).

(b) Each of the Parties agrees that: (i) it shall bring any Proceeding against any other Party in connection with, arising out of or otherwise relating to this Agreement or the Transactions exclusively in the Chosen Courts (except to the extent any such proceeding mandatorily must be brought in Bermuda); and (ii) solely in connection with such Proceedings, (A) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) irrevocably waives any objection to the laying of venue in any such Proceeding in the Chosen Courts, (C) irrevocably waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (D) agrees that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 11.2 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 11.6(b) or that any Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c) Each of the Parties acknowledges and irrevocably agrees (i) that any Proceeding (whether at Law, in equity, in contract, in tort or otherwise) arising out of, or in any way relating to, the Financing or the performance of services thereunder or related thereto against or by any Financing Source in its capacity as such shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court therefrom, and each Party hereto submits for itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such courts, (ii) not to bring or permit any of its Affiliates to bring or support anyone else in bringing any such Proceeding in any other court, (iii) to waive and hereby waive, to the fullest extent permitted by Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Proceeding in any such court, (iv) that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law and (v) that any such Proceeding shall be governed by, and construed in accordance with, the Laws of the State of New York (it being expressly agreed that the Financing Sources in their capacities as such shall be third-party beneficiaries of this Section 11.6(c) and shall be entitled to enforce the provisions contained in this Section 11.6(c) as if they were a party to this Agreement).

(d) EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAWS, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE FINANCING, OR THE PERFORMANCE OF SERVICES THEREUNDER OR RELATED THERETO (INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM), INCLUDING IN ANY ACTION AGAINST OR BY ANY FINANCING SOURCE IN ITS CAPACITY AS SUCH, INCLUDING ANY ACTION DESCRIBED IN SECTION 11.6(c)(i) IN ANY SUCH COURT DESCRIBED IN SECTION 11.6(c)(i) (IT BEING EXPRESSLY AGREED THAT THE FINANCING SOURCES IN THEIR CAPACITIES AS SUCH SHALL BE THIRD-PARTY BENEFICIARIES OF THIS SECTION 11.6(d) AND SHALL BE ENTITLED TO ENFORCE THE PROVISIONS CONTAINED IN THIS SECTION 11.6(d) AS IF THEY WERE A PARTY TO THIS AGREEMENT).

11.7 Specific Performance.

(a) Each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, except to the extent provided otherwise in Section 10.5, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to seek to enforce specifically the terms and provisions of this Agreement or to seek an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement, consistent with the provisions of Section 11.6(b), in the Chosen Courts without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law, except to the extent consistent with the provisions set forth in Section 10.5.

(b) Notwithstanding anything to the contrary in this Agreement, each of the Parties agree that the Company shall only be entitled to specific performance of Public Parent’s, Parent’s and Merger Sub’s obligations to consummate the Merger and the Transactions and cause the Equity Financing to be funded if, and only if, (i) all of the conditions in Article IX have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being able to be satisfied at the Closing); (ii) the Debt Financing (or any Alternative Financing in accordance with Section 8.20(e)) will be funded at the Closing if the Equity Financing is funded at the Closing; and (iii) the Company has irrevocably confirmed in writing to Public Parent and Parent that if specific performance is granted and the Debt Financing is funded, then the Company will cause the Closing to occur.

11.8 Third-Party Beneficiaries. The Parties hereby agree that their respective representations, warranties, covenants and agreements set forth in this Agreement are solely for the benefit of the other, subject to the terms and conditions of this Agreement, and this Agreement is not intended to, and does not, confer upon any other Person any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement, except (a) from and after the Effective Time, the Indemnified Parties pursuant to the provisions of Section 8.13, (b) from and after the Effective Time, the holders of Shares and the holders of Company Equity Awards with respect to their respective rights to receive the consideration payable pursuant to Article III, and (c) the Financing Sources as expressly provided in Section 11.5(a), Section 11.6(b), Section 11.6(c), Section 11.6(d) and Section 11.16.

11.9 Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Public Parent or Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Public Parent or Parent, as applicable, to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Company to cause such Subsidiary to take such action. Any obligation of one Party to any other Party under this Agreement, which obligation is performed, satisfied or properly fulfilled by a Subsidiary of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

11.10 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. Except as may be required to satisfy the obligations contemplated by Section 8.13, no Party may assign this Agreement, any right to damages for breach of this Agreement or any of its rights or interests or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law, by transfer or otherwise, without the prior written consent of the other Parties not seeking to assign this Agreement, any right to damages for breach of this Agreement or any of its rights or interests or delegate any of its obligations, except as provided for in Section 11.9, and any attempted or purported assignment or delegation in violation of this Section 11.10 shall be null and void; provided, however, that each of Public Parent or Parent, as applicable, may designate another Subsidiary organized under the laws of any State of the United States to be a constituent corporation in lieu of Merger Sub, so long as Public Parent or Parent provides the Company with advance written notice thereof, in which event all references to Merger Sub in this Agreement shall be deemed references to such other Subsidiary of Public Parent or Parent, except that all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that (a) any such designation shall not reasonably be expected (in the Company’s reasonable determination) to prevent, materially delay or materially impair the consummation of the Transactions and (b) no assignment, delegation or designation shall relieve Public Parent or Parent of any of their obligations pursuant to this Agreement unless the Parties enter into a novation.

11.11 Entire Agreement.

(a) This Agreement (including the Exhibits and Schedules), the Company Disclosure Schedule, the Statutory Merger Agreement, the Confidentiality Agreement, the Equity Commitment Letter, the Limited Guarantee and the Debt Commitment Letter constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, whether oral or written, with respect to such matters, except for the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms.

(b) In the event of (i) any inconsistency between the statements in the body of this Agreement, on the one hand, and any of the Exhibits and Schedules and the Company Disclosure Schedule (other than an exception expressly set forth in the Company Disclosure Schedule), on the other hand, the statements in the body of this Agreement shall control or (ii) any inconsistency between the statements in this Agreement, on the one hand, the Statutory Merger Agreement and the Confidentiality Agreement, on the other hand, the statements in this Agreement shall control.

(c) Each Party acknowledges the provisions set forth in Section 4.23, Section 5.14, Section 6.9 and Section 7.6 and, without limiting such provisions, additionally acknowledges and agrees that, except for the express representations and warranties set forth in this Agreement and in any certificate delivered pursuant to this Agreement: (i) no Party has made or is making any other representations, warranties, statements, information or inducements; (ii) no Party has relied on or is relying on any other representations, warranties, statements, information or inducements; and (iii) each Party hereby disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made by, or made available by, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement or the Transactions and notwithstanding the distribution, disclosure or other delivery to the other or the other’s Representatives of any documentation or other information with respect to any one or more of the foregoing, and waives any claims or causes of action relating thereto, other than those for Fraud in connection with, arising out of or otherwise related to the express representations and warranties set forth in this Agreement.

11.12 Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

11.13 Counterparts; Effectiveness. This Agreement (a) may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement and (b) shall become effective when each Party shall have received one or more counterparts hereof signed by each of the other Parties. An executed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original executed copy of this Agreement.

11.14 Definitions. For purposes of this Agreement, capitalized terms (including, with correlative meaning, their singular and plural variations) have the meanings ascribed to such terms in Exhibit A or as otherwise defined elsewhere in this Agreement.

11.15 Interpretation and Construction.

(a) The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

(b) Unless otherwise specified in this Agreement or the context otherwise requires:

(i) all Preamble, Recital, Article, Section, clause, Exhibit and Schedule references used in this Agreement are to the preamble, recitals, articles, sections, clauses, exhibits and schedules to this Agreement and references to Schedules include the Company Disclosure Schedule;

(ii) if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb);

(iii) the terms defined in the singular shall have a comparable meaning when used in the plural and vice versa;

(iv) words importing the masculine gender shall include the feminine and neutral genders and vice versa;

(v) whenever the words “include,” “includes” or “including” are used, they shall be deemed to be followed by the words “without limitation”;

(vi) the word “or” shall be disjunctive and not be exclusive;

(vii) the word “will” will be construed to have the same meaning and effect as the word “shall.” The words “shall,” “will” or “agree(s)” are mandatory, and “may” is permissive;

(viii) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms shall refer to this Agreement as a whole and not any particular provision of this Agreement;

(ix) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”;

(x) references to the “United States” or abbreviations thereof mean the United States of America and its states, territories and possessions;

(xi) the rule known as the ejusdem generis rule shall not apply, and accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(xii) the term “dollars” and the symbol “$” mean U.S. Dollars and all amounts in this Agreement shall be paid in U.S. Dollars, and if any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than U.S. Dollars, to the extent applicable, the U.S. Dollar equivalent for such costs, fees and expenses shall be determined by converting such other currency to U.S. Dollars at the foreign exchange rates published in the Wall Street Journal or, if not reported thereby, another authoritative source reasonably determined by the Company, in effect at the time such amount, cost, fee or expense is incurred, and if the resulting conversion yields a number that extends beyond two decimal points, rounded to the nearest penny;

(xiii) references to information or documents having been “made available” (or words of similar import) by or on behalf of one or more Parties to another Party or Parties such obligation shall be deemed satisfied if (A) such one or more Parties or Representatives thereof made such information or document available in any virtual data room established by or on behalf of the Company or otherwise to such other Party or Parties or its or their Representatives, in a manner that enables viewing of such information or documents by Public Parent, Parent and their respective Representatives, by the day prior to the date of Agreement, in each case in connection with the Transactions, or (B) such information or document is publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC on the day prior to the date of this Agreement and not subject to any redactions;

(xiv) when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day and references to a number of days shall refer to calendar days unless Business Days are specified;

(xv) all references to any (A) statute include the rules and regulations promulgated thereunder and all applicable, guidance, guidelines, bulletins or policies issued or made in connection therewith by a Governmental Entity and (B) Law shall be a reference to such Law as amended, re-enacted, consolidated or replaced as of the date of this Agreement; and

(xvi) all references to (A) any Contract, other agreement, document or instrument (excluding this Agreement) mean such Contract, other agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof and hereof and, unless otherwise specified therein, include all schedules, annexes, exhibits and any other documents attached thereto or incorporated therein by reference and (B) this Agreement means this Agreement (taking into account the provisions of Section 11.11(a)) as amended or otherwise modified from time to time in accordance with Section 11.5.

(c) The Company Disclosure Schedule may include items and information the disclosure of which is not required either in response to an express disclosure requirement of this Agreement or as an exception to one or more provisions set forth in this Agreement. Inclusion of any such items or information in the Company Disclosure Schedule shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, it has had or would reasonably be expected to result in a Company Material Adverse Effect.

(d) The Parties have jointly negotiated and drafted this Agreement and if an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

11.16 Waiver of Claims Against Financing Sources. Without limiting in any respect the liabilities of the Financing Sources to Parent or its Affiliates, or the remedies of Parent or its Affiliates against the Financing Sources under any other agreement to which they are both parties or the remedies of the Guarantor to the extent provided for in the Limited Guarantee, none of the Financing Sources shall have any liability to the Parties or their Affiliates relating to or arising out of this Agreement, whether at Law or equity, in contract, in tort or otherwise, and neither the Parties nor any of their Affiliates will have any rights or claims against the Financing Sources under this Agreement. No Financing Source shall be subject to any special, consequential, punitive of indirect damages or damages of a tortious nature under this Agreement. Notwithstanding anything herein to the contrary, in no event shall the Company or its Affiliates be entitled to seek the remedy of specific performance of this Agreement against any of the Financing Sources (it being expressly agreed that the Financing Sources in their capacities as such shall be third-party beneficiaries of this Section 11.16 and shall be entitled to enforce the provisions contained in this Section 11.16 as if they were a party to this Agreement).

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by duly authorized officers of the Parties as of the date first written above.

TRITON INTERNATIONAL LIMITED

By:	/s/ Brian M. Sondey
Name: Brian M. Sondey
Title: Chairman and Chief Executive Officer

BROOKFIELD INFRASTRUCTURE CORPORATION

By:	/s/ Michael Ryan
Name: Michael Ryan
Title: Secretary

THANOS HOLDINGS LIMITED

By:	/s/ James Bodi
Name: James Bodi
Title: Director

THANOS MERGERSUB LIMITED

By:	/s/ James Bodi
Name: James Bodi
Title: Director

EXHIBIT A

DEFINITIONS

The following terms when used in this Agreement shall have the following definitions:

“Acquisition Proposal” means any inquiry, offer, indication of interest or proposal from any Person or Group (other than Parent and Merger Sub pursuant to this Agreement) providing for, directly or indirectly, in one transaction or a series of transactions: (a) issuance, sale, acquisition or other disposition (including by way of merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) by such Person or Group of more than 20% of the outstanding voting power or other equity securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning more than 20% of the outstanding voting power or other equity securities of the Company; (b) a merger, consolidation, business combination, recapitalization, reorganization or other similar transaction involving the Company or its Subsidiaries (i) pursuant to which any Person or Group, other than the holders of Shares (as a group) immediately prior to the consummation of such transaction, would hold, directly or indirectly, equity interests in the surviving or resulting entity of such transaction representing more than 20% of the voting power of the surviving or resulting entity or (ii) as a result of which the holders of Shares (as a group) immediately prior to the consummation of such transaction would hold, directly or indirectly, equity interests in the surviving or resulting entity of such transaction representing less than 80% of the voting power of the surviving or resulting entity; or (c) a sale, lease, exchange, mortgage, pledge, transfer or other disposition of more than 20% of the assets or businesses of the Company and its Subsidiaries on a consolidated basis (determined whether by fair market or book value basis).

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (for purposes of this definition, the term “control” and the correlative meanings of the terms “controlled by” and “under common control with,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise).

“Aggregate Consideration” has the meaning set forth in Section 3.1(b).

“Aggregate Consideration Per Share” has the meaning set forth in Section 3.1(b).

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” has the meaning set forth in Section 8.3(e)(ii).

“Alternative Financing” has the meaning set forth in Section 8.20(e).

“Antitrust Law” means all U.S. and non-U.S. antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including the Sherman Antitrust Act of 1890, the Clayton Act of 1914, and the HSR Act.

“Applicable Date” means January 1, 2021.

“Appraisal Withdrawal” has the meaning set forth in Section 3.3(f)(ii).

“Appraised Fair Value” has the meaning set forth in Section 3.3(f)(i).

“Audit Committee” means the audit committee of the Company Board.

“Bankruptcy and Equity Exception” means bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

“Book-Entry Share” means each book-entry account formerly representing any non-certificated Eligible Shares.

“Business Day” means any day other than a Saturday or Sunday or a day on which (a) banks in New York, New York or Hamilton, Bermuda are required or authorized by Law to close or (b) solely for purposes of determining the Closing Date, the Registrar is required or authorized by Law to close.

“Canadian Securities Laws” means all applicable securities Laws in each of the provinces and territories of Canada and the respective rules and regulations made thereunder, together with applicable published national and local instruments, policy statements, notices, blanket orders and rulings thereunder of the Canadian Securities Regulators and the rules and policies of the TSX.

“Canadian Securities Regulators” means the applicable securities commission or securities regulatory authority in each of the provinces and territories of Canada.

“Capitalization Date” means 5:00 p.m. (New York time) on April 11, 2023.

“Cash Designated Shares” has the meaning set forth in Section 3.2(e)(iii)(B).

“Cash Election Shares” has the meaning set forth in Section 3.2(b).

“Certificate” means each certificate formerly representing any Eligible Shares.

“Certificate of Merger” has the meaning set forth in Section 1.2.

“CFIUS” means the Committee on Foreign Investment in the United States, or any member agency thereof acting in its capacity as a member agency.

“CFIUS Clearance” means, after submission of a filing by the Parties with respect to the Transactions in accordance with the requirements of the CFIUS Regulations: (a) that the Parties shall have received written notice from CFIUS that the Transactions are not a “covered transaction” within the meaning of the CFIUS Regulations, (b) the Parties shall have received written notice from CFIUS that it has concluded its review or investigation, as applicable, of the Transactions, determined that there are no unresolved national security concerns with respect to the Transactions, and concluded all action under the CFIUS Regulations, or (c) if CFIUS has sent a report to the President of the United States (the “President”) requesting the President’s decision with respect to the Transactions, either (i) the President has announced a decision not to take any action to suspend, prohibit or place any limitations on the transactions contemplated hereby or (ii) the time permitted under the CFIUS Regulations for the President to take action to suspend or prohibit the Transactions has lapsed.

“CFIUS Regulations” means Section 721 of Title VII of the Defense Production Act of 1950, as amended (50 U.S.C. § 4565), and all applicable rules and regulations issued and effective thereunder.

“Change of Recommendation” has the meaning set forth in Section 8.3(e)(ii).

“Chosen Courts” means the Court of Chancery of the State of Delaware, or if such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the applicable Proceeding is vested exclusively in the U.S. federal courts, such Proceeding shall be heard in the U.S. District Court for the District of Delaware.

“Closing” means the closing of the Transactions.

“Closing Date” means the date on which the Closing actually occurs.

“Code” means the U.S. Internal Revenue Code of 1986, or any successor U.S. federal Tax statute.

“Commitment Letters” has the meaning set forth in Section 6.6(b).

“Companies Act” means the Companies Act of 1981 of Bermuda.

“Company” has the meaning set forth in the Preamble.

“Company Approvals” has the meaning set forth in Section 4.4(a).

“Company Benefit Plan” means any benefit or compensation plan, contract, program, policy, practice, or other obligation covering Company Employees, whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential obligation or liability is borne by, the Company or any of its Subsidiaries or Company ERISA Affiliates, including ERISA Plans, employment, retirement, severance, termination or “change of control” agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind, whether or not subject to ERISA.

“Company Board” means the board of directors of the Company, and also includes any committee thereof to the extent such a committee, as of the applicable time (a) was or is authorized to exercise the powers and authority of the board of directors of the Company pursuant to the Company’s Organizational Documents, and (b) was or is exercising such powers and authority.

“Company Board Recommendation” has the meaning set forth in Section 4.3(b).

“Company Compensation Committee” means the compensation and talent management committee of the Company Board.

“Company Disclosure Schedule” has the meaning set forth in Article IV.

“Company Employee” means any current employee (whether full- or part-time or on a leave of absence and, including any officer), director or independent contractor (who is an individual person) of the Company or any of its Subsidiaries.

“Company Equity Award Schedule” has the meaning set forth in Section 4.2(b).

“Company Equity Awards” means, collectively, the Company RSUs and Company Restricted Shares.

“Company ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Company Material Adverse Effect” means any event, change, occurrence, condition, development, circumstance, fact or effect that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), business operations or results of operations of the Company and its Subsidiaries (taken as a whole); provided, however, that none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur:

(a) any event, change, occurrence, condition, development, circumstance, fact or effect in general economic, regulatory or business conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;

(b) any event, change, occurrence, condition, development, circumstance, fact or effect in the financial, credit, banking or securities markets in the United States or any other country or region in the world (including any disruption thereof and any decline in the price of any security or any market index) and including changes or developments in or relating to currency exchange or interest rates;

(c) any event, change, occurrence, condition, development, circumstance, fact or effect that is generally applicable to the industries or markets in which the Company or any of its Subsidiaries operate;

(d) the negotiation, execution or delivery of this Agreement and the performance by the Company and its Subsidiaries of their obligations hereunder or the public announcement as to the identity of the parties hereto or pendency of the Merger or any of the other Transactions, including the impact of the foregoing on relationships, contractual or otherwise, with customers, suppliers, distributors, financing sources, business partners or employees of the Company and any of its Subsidiaries, or any Transaction Litigation; provided that the exceptions in this clause (d) shall not apply with respect to references to “Company Material Adverse Effect” in any representation or warranty set forth in Section 4.4 or in the conditions set forth in Article IX with respect to such representations and warranties;

(e) changes in GAAP (or interpretations thereof by the Financial Accounting Standards Board (FASB) or any Governmental Entity);

(f) changes in any Laws (or interpretations thereof by a Governmental Entity);

(g) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings; provided that any event, change, occurrence, condition, development, circumstance, fact or effect (not otherwise excluded under this definition) underlying such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur;

(h) any event, change, occurrence, condition, development, circumstance, fact or effect resulting from political conditions (or changes in such condition), acts of war (whether or not declared), civil disobedience, sabotage, terrorism, military or para-military actions or the escalation of any of the foregoing (including cyberattacks), any weather event or natural disaster, or any outbreak of illness or other public health event (including COVID-19 or any COVID-19 Measures) or any other force majeure event in the United States or any other country or geographic region in the world;

(i) any actions expressly required to be taken by the Company or any of its Subsidiaries or its or their respective Representatives pursuant to this Agreement (except for any obligation to operate in the Ordinary Course of Business) or any actions taken by the Company or any of its Subsidiaries or its or their respective Representatives with Public Parent’s and Parent’s express prior consent or at Public Parent’s and Parent’s express written request; provided that the exceptions in this clause (i) shall not apply with respect to references to “Company Material Adverse Effect” in any representation or warranty set forth in Section 4.4 or in the conditions set forth in Article IX with respect to such representations and warranties;

(j) a decline in the market price or trading volume of the Shares on the NYSE; provided that any event, change, occurrence, condition, development, circumstance, fact or effect (not otherwise excluded under this definition) underlying such decline in market price may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur; or

(k) changes or potential changes in the Company’s credit rating or other rating of financial strength; provided that any event, occurrence, condition, change, development, circumstance, fact or effect (not otherwise excluded under this definition) underlying such changed rating may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur;

provided, however, that in the case of the foregoing clauses (a) through (c) and clauses (e), (f) and (h), such matters shall be taken into account to the extent that any such matters disproportionately impact the Company and its Subsidiaries relative to other businesses in the industries in which the Company and its Subsidiaries operate or participate, but only to the extent of such disproportionate impact.

“Company Non-Recourse Related Party” has the meaning set forth in Section 10.5(f).

“Company Preference Shares” means, collectively, the Company’s Preference Shares, par value $0.01 per share, including those designated as 8.50% Series A Cumulative Redeemable Perpetual Preference Shares (“Series A Preference Shares”), 8.00% Series B Cumulative Redeemable Perpetual Preference Shares (“Series B Preference Shares”), 7.375% Series C Cumulative Redeemable Perpetual Preference Shares (“Series C Preference Shares”), 6.875% Series D Cumulative Redeemable Perpetual Preference Shares (“Series D Preference Shares”) and 5.75% Series E Cumulative Redeemable Perpetual Preference Shares (“Series E Preference Shares”).

“Company Reports” means the reports, forms, and other statements and documents required to be or are otherwise filed with or furnished to the SEC pursuant to the Exchange Act by the Company, including any amendments thereto.

“Company Restricted Share” means any outstanding restricted Share (with either time-based or performance-based vesting requirements) granted under the Company Share Plan which remains subject to vesting and a right of repurchase in favor of the Company in the event such shares do not vest.

“Company RSU” means any outstanding restricted share unit granted under the Company Share Plan.

“Company Service Provider” means any Company Employee or former employee, officer, director or other independent contractor (who is an individual person) of the Company or any of its Subsidiaries.

“Company Share Plan” means the Triton Amended and Restated 2016 Equity Incentive Plan.

“Company Shareholders Meeting” means the special general meeting of shareholders of the Company to be held to consider the adoption of this Agreement and the Statutory Merger Agreement.

“Company Termination Fee” means an amount equal to $141,382,000.

“Confidentiality Agreement” means the confidentiality agreement, entered into between the Company and Brookfield Infrastructure Group LLC, dated October 7, 2022.

“Continuing Employees” means the employees of the Company and its Subsidiaries at the Effective Time who continue to remain employed with the Company or any of its Subsidiaries.

“Contract” means any legally binding contract, subcontract, agreement, lease, sublease, conditional sales contract, delivery order, license, note, mortgage, indenture, bond, loan, instrument, understanding, permit, concession, franchise, commitment, arrangement or any other similar obligation.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19.

“COVID-19 Relief Legislation” means the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116-136, the Consolidated Appropriations Act, 2021, Pub. L. 116-260, the American Rescue Plan Act of 2021, Pub. L. 117-2, and any similar U.S., non-U.S., state or local grant, subsidy, allowance, relief scheme, stimulus fund, program or measure enacted by a Governmental Entity in connection with or in response to COVID-19.

“Current Insurance” has the meaning set forth in Section 8.13(b).

“Data Protection Laws” means: (a) the General Data Protection Regulation (2016/679) (the “GDPR”) and any national Law supplementing the GDPR, (b) the UK General Data Protection Regulation as defined by the Data Protection Act 2018 (the “UK GDPR”), (c) national laws implementing the Directive on Privacy and Electronic Communications (2002/58/EC) and (d) all other data protection and privacy Laws, regulatory requirements, guidance and codes of practice applicable to the processing of Personal Information.

“Debt Commitment Letter” has the meaning set forth in Section 6.6(b).

“Debt Documents” has the meaning set forth in Section 8.20(b).

“Debt Financing” has the meaning set forth in Section 6.6(b).

“Debt Financing Sources” means, collectively, the Lenders and any other entities party to the Debt Commitment Letter or the Debt Documents and any Person that provides, or has entered into, or in the future enters into, any Contract with Parent or any of its Affiliates in connection with, or that is otherwise acting as a lender, arranger, bookrunner, manager, underwriter, initial purchaser, agent or any other similar representative in respect of all or any part of the Debt Financing (or any permitted replacement or supplement thereof), together with any of such Person’s Affiliates and any of such Person’s or any of its Affiliates’ respective direct or indirect former, current or future stockholders, managers, members, general or limited partners, directors, officers, employees, agents, advisors, other Representatives and their respective successors or assignees.

“Dissenting Shares” means Shares held by a holder of Shares or by a holder of Company Preference Shares who (a) did not vote in favor of the Merger, (b) complied with all of the provisions of the Companies Act concerning the right of holders of Shares or Company Preference Shares to require appraisal of their Shares or Company Preference Shares pursuant to the Companies Act, (c) exercised such right to appraisal and (d) did not deliver an Appraisal Withdrawal.

“Draft Voluntary Notice” has the meaning set forth in Section 8.6(b)(ii)(B).

“DTC” means The Depository Trust Company.

“Effective Time” has the meaning set forth in Section 1.2.

“Election Deadline” has the meaning set forth in Section 3.2(b).

“Election Form” has the meaning set forth in Section 3.2(a).

“Election Form Record Date” has the meaning set forth in Section 3.2(a).

“Eligible Shares” means the Shares issued and outstanding immediately prior to the Effective Time, other than any Company Restricted Shares, and subject to the last sentence of Section 3.3(f), any Excluded Shares.

“Encumbrance” means any pledge, lien, claim, easement, charge, option, hypothecation, mortgage, security interest, right of first refusal, right of first offer, adverse right, prior assignment, license, sublicense, lease, sublease or any other encumbrance of any kind or nature whatsoever, whether contingent or absolute.

“Environmental Law” means any Law relating to: (a) the protection, investigation, remediation or restoration of the environment, health, safety or natural resources; (b) the handling, labeling, management, recycling, generation, use, storage, treatment, transportation, presence, disposal, release or threatened release of any Hazardous Substance; or (c) any noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to Persons or property relating to any Hazardous Substance.

“Equity Award Reference Date” has the meaning set forth in Section 8.12.

“Equity Commitment Letter” has the meaning set forth in Section 6.6(b).

“Equity Financing” has the meaning set forth in Section 6.6(b).

“Equity Financing Source” has the meaning set forth in Section 6.6(b).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Plans” means “employee benefit plans” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” means the Exchange Agent selected by Public Parent and Parent prior to the Effective Time after reasonable consultation with the Company.

“Exchange Agent Agreement” means the Contract pursuant to which Public Parent and Parent shall appoint the Exchange Agent, which shall be in form and substance reasonably acceptable to the Company (such acceptance not to be unreasonably conditioned, withheld or delayed).

“Exchange Fund” has the meaning set forth in Section 3.3(a)(i).

“Exchange Ratio” has the meaning set forth in Section 3.1(b).

“Excluded Shares” means the (a) Shares owned by Public Parent, Parent, Merger Sub or any other Wholly Owned Subsidiary of Public Parent or Parent, and in each case not held on behalf of third parties, (b) Shares owned by the Company or any of its direct or indirect Wholly Owned Subsidiaries, (c) Rollover Shares and (d) Dissenting Shares.

“Existing Facility” means the Existing Notes, the Existing Revolving Facility, the Existing Term Loan Facility or Company Preference Shares, as applicable.

“Existing Notes” means those certain unsecured 144A notes due 2023, 2024, 2026 and 2031, issued by Triton Container International Limited.

“Existing Revolving Facility” means the revolving loan facility entered into by Triton Container International Limited and TAL International Container Corporation with Bank of America, N.A.

“Existing Term Loan Facility” means the term loan facility entered into by Triton Container International Limited and TAL International Container Corporation with PNC Bank, National Association.

“Existing Warehouse Facility” means the loan and security agreement, dated as of December 13, 2018, by and among TIF Funding LLC, as borrower, the lenders thereto, Wells Fargo Bank, National Association, as administrative agent and Wilmington Trust, National Association, as collateral agent and securities intermediary.

“Export and Sanctions Regulations” means all applicable Laws relating to sanctions and to the import, export, re-export, deemed export, deemed re-export, or transfer of information, data, goods, and technology, and similar Laws in jurisdictions in which the Company or any of its Subsidiaries do business, have done business or are otherwise subject to, including the U.S. International Traffic in Arms Regulations, the Export Administration Regulations, U.S. sanctions

Laws administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, and the anti-boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.

“Filed Company Contract” has the meaning set forth in Section 4.11(a).

“Final Public Parent Stock Price” has the meaning set forth in Section 3.1(b).

“Financing” has the meaning set forth in Section 6.6(b).

“Financing Failure Event” has the meaning set forth in Section 8.20(e).

“Financing Information” means all information with respect to the business, operations, financial condition, projections and prospects of the Company or any of its subsidiaries as may be reasonably required by the Financing Sources, including (a) financial statements; (b) documentation and other information with respect to the Company and its subsidiaries that is required in connection with the Debt Financing by U.S. regulatory authorities and under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act; and (c) such other information relating to the Company and its subsidiaries as is reasonably requested in connection with the Debt Financing, in each case, to enable Parent (or its applicable Affiliate) to prepare pro forma financial statements to the extent customary and reasonably required pursuant to the Debt Financing and to the extent reasonably available and prepared in past practice.

“Financing Purposes” has the meaning set forth in Section 6.6(a).

“Financing Sources” means, collectively, the Equity Financing Source and the Debt Financing Sources.

“Fractional Share Consideration” has the meaning set forth in Section 3.3(g)(ii).

“Fraud” means common law fraud (and not constructive or equitable fraud), in each case with respect to the representations and warranties made by the Company in Article IV, Public Parent in Article V, Parent in Article VI or Merger Sub in Article VII or the Company, Public Parent or Parent in any other agreement or instrument entered into in connection with the Transactions.

“GAAP” means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board applicable as of the time of the relevant financial statements or accounting procedure or action referred to herein and consistently applied during the periods involved.

“Governmental Entity” means any U.S. (federal, state or local) or non-U.S. (including any supranational) governmental, quasi-governmental, regulatory or self-regulatory authority, enforcement authority, agency, commission, body or other entity or any subdivision or instrumentality thereof, including any public international organization, stock exchange or other self-regulatory organization, court, tribunal or arbitrator or any subdivision or instrumentality thereof, in each case of competent jurisdiction.

“Group” has the meaning set forth in Rule 13d-5 under the Exchange Act.

“Guarantors” means Brookfield Infrastructure Fund V-A, L.P., a limited partnership organized under the laws of Delaware, Brookfield Infrastructure Fund V-B, L.P., a limited partnership organized under the laws of Delaware, Brookfield Infrastructure Fund V-C, L.P., a limited partnership organized under the laws of Delaware, and Brookfield Infrastructure Fund V (ER) SCSP, a limited partnership organized under the laws of Luxembourg.

“Hazardous Substance” means (a) any material, substance, chemical, or waste (or combination thereof) that (i) is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, or words of similar meaning or effect under any Environmental Law or (ii) can form the basis of any liability under any Environmental Law; and (b) any petroleum, petroleum products, per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs), polychlorinated biphenyls (PCBs), asbestos and asbestos-containing materials, radon, mold, fungi and other substances, including related precursors and breakdown products.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Indebtedness” means, with respect to any Person, without duplication, all obligations, liabilities or undertakings by such Person (a) for borrowed money (including deposits or advances of any kind to such Person and including accrued and unpaid interest, and any prepayment of fees or penalties), (b) evidenced by bonds, debentures, notes or similar instruments, (c) for capitalized leases, (d) for letters of credit, bank guarantees, and other similar Contracts entered into by or on behalf of such Person, (e) all obligations of such Person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment); (f) pursuant to guarantees and arrangements having the economic effect of a guarantee of any obligation, liability or undertaking of any other Person contemplated by the foregoing clauses (a) through (e) of this definition or (g) all obligations of the type referred to in clauses (a) through (f) of this definition of any Person other than the Company or any of its Subsidiaries, the payment of which the Company or any of its Subsidiaries is liable, directly or indirectly, as obligor, guarantor, surety, or otherwise; provided, however, that trade payables, deferred rental income, repair service provision, deferred taxes, taxes payable, payroll expenses and other accrued expenses incurred in the Ordinary Course of Business shall not constitute Indebtedness.

“Indemnified Parties” means, collectively, each present and former (determined as of the Effective Time for purposes of Section 8.13) director or officer of the Company or any of its Subsidiaries (or other Persons performing similar functions), or any Person serving as a director, officer, member, trustee or fiduciary of another entity or enterprise, including a Company Benefit Plan, at the request or benefit of the Company or any of its Subsidiaries, together with such individual’s respective heirs, executors, trustees, fiduciaries or administrators, in each case when acting in such capacity and not in their personal or any other capacity.

“Insurance Policies” has the meaning set forth in Section 4.19.

“Intellectual Property Rights” means all intellectual property or other proprietary rights anywhere in the world, including: (a) Trademarks; (b) patents, patent applications, registrations and invention disclosures, including divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations; (c) Trade Secrets and all other know-how, inventions, proprietary processes, formulae, models, and methodologies; (d) published and unpublished works of authorship, whether copyrightable or not (including Software, website and mobile content, data, databases and other compilations of information), and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (e) Internet domain names and URLs.

“Intervening Event” means an event, change, development, circumstance, fact or effect with respect to the Company or any of its Subsidiaries that (a) first becomes actually known by the Company Board after the execution and delivery of this Agreement (or if was actually known by the Company Board as of or prior to the execution and delivery of this Agreement, the material consequences of which were neither known nor reasonably foreseeable by the Company Board at such time) and (b) is material to the Company and its Subsidiaries, taken as a whole; provided that under no circumstances shall the following events, changes, developments, circumstances, facts or effects constitute an Intervening Event: (i) the receipt by the Company, existence or terms of an Acquisition Proposal or a Superior Proposal or any matter relating thereto or consequence thereof, (ii) changes in the market price or trading volume of the Shares or the debt instruments or credit ratings of the Company or its Subsidiaries or in analyst’s recommendation with respect to the Company or its Subsidiaries (provided, however, that the underlying causes of such change or fact shall not be excluded by this clause (ii)) and (iii) the fact that the Company meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period (provided, however, that the underlying causes of such change or fact shall be excluded by this clause (iii)).

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means technology devices, computers, Software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Knowledge” means, for those Persons listed on Section 1.1(a) of the Company Disclosure Schedule (in the case of Knowledge of the Company), David Krant and Aaron Kline (in the case of Knowledge of Public Parent) and Scott Peak and Dave Joynt (in the case of Knowledge of Parent), the actual knowledge of such Persons.

“Law” means any law, statute, constitution, principle of common law, ordinance, code, standard, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated or otherwise put into effect by or under the authority of any Governmental Entity, or any Order.

“Lease” has the meaning set forth in Section 4.17(a).

“Leased Real Property” means all leasehold or subleasehold estates, licenses and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.

“Lenders” has the meaning set forth in Section 6.6(b).

“Licenses” means all licenses, permits, certifications, approvals, registrations, consents, authorizations, franchises, grants, accreditations, easements, exceptions, variances and exemptions issued or granted by a Governmental Entity.

“Limited Guarantee” means the limited guarantee, dated as of the date hereof by the Guarantors, guaranteeing certain of Parent’s and Merger Sub’s obligations under this Agreement as more particularly set forth therein, which limited guarantee is being delivered to the Company simultaneously with the execution and delivery of this Agreement.

“Mailing Date” has the meaning set forth in Section 3.2(a).

“Material Contract” has the meaning set forth in Section 4.11(b).

“Maximum Amount” has the meaning set forth in Section 8.13(b).

“Merger” has the meaning set forth in the Recitals.

“Merger Application” has the meaning set forth in Section 1.2.

“Merger Consideration” has the meaning set forth in Section 3.1(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Mixed Election Shares” has the meaning set forth in Section 3.2(b).

“Multiemployer Plans” means “multiemployer plans” as defined by Section 3(37) of ERISA.

“Non-Election Shares” has the meaning set forth in Section 3.2(b).

“Notice Period” has the meaning set forth in Section 8.3(f).

“NYSE” means the New York Stock Exchange.

“Order” means any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination, decision or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Entity.

“Ordinary Course of Business” means, with respect to any Person, the conduct by such Person in connection with the relevant business in accordance with such Person’s ordinary course of business, consistent with past practice.

“Organizational Documents” means (a) with respect to any Person that is a company, its memorandum of association and bye-laws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company agreement, or comparable documents, (d) with respect to any Person that is a trust, its declaration of trust, or comparable documents and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Other Anti-Bribery Laws” means, other than the FCPA, all applicable anti-bribery, anti-corruption, anti-money-laundering and similar Laws in jurisdictions in which the Company or any of its Subsidiaries do business, have done business, in which any agent thereof is conducting or has conducted business involving the Company or any of its Subsidiaries or the Company or any of its Subsidiaries are otherwise subject.

“Outside Date” has the meaning set forth in Section 10.2(a).

“Parent” has the meaning set forth in the Preamble.

“Parent Approvals” has the meaning set forth in Section 6.3(a).

“Parent Benefit Plan” means any benefit or compensation plan, program, policy, practice, or other obligation, whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential obligation or liability is borne by, Parent or any of its Subsidiaries, including ERISA Plans, employment, consulting, retirement, severance, termination or “change of control” agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“Parent Burdensome Condition” means any requirement, obligation, commitment or condition (a) requiring (i) the holding separate, license, sale or divestiture of any businesses or assets of Public Parent or Parent or any of their respective Affiliates (excluding the Company or its Subsidiaries) or (ii) any limitation on conduct or actions of Public Parent or Parent or any of their respective Affiliates (other than the Company or its Subsidiaries), that, in either such case, materially adversely impacts the existing businesses and operations of Public Parent or Parent or any of their respective Affiliates, (b) requiring the holding separate, license, sale or divestiture of any businesses or assets of any businesses or assets of the Company or any of its Subsidiaries, or any limitation on conduct or actions of the Company or any of its Subsidiaries, that would, individually or in the aggregate, reasonably be expected to have material adverse effect (i) on the Company and its Subsidiaries, taken as a whole, or (ii) on the (A) economic benefits contemplated to be received by Public Parent or Parent or any of their respective Affiliates in connection with the Transactions or (B) on the governance or information rights necessary to enable Public Parent and Parent to operate the Company following the Closing in the ordinary course of business, or (c) to commence or participate in any action, suit or other litigation proceeding that contests (i) the final decision of any Governmental Entity not to grant a Regulatory Approval or (ii) the final decision of any Governmental Entity to grant a Regulatory Approval that contains a Parent Burdensome Condition (it being understood that the initiation of and participation in proceedings in connection with or arising from the Parties’ efforts to obtain a Regulatory Approval generally, in the absence of a final decision from a Governmental Entity that would cause the condition in Section 9.1(b) to not be satisfied, shall not constitute a Parent Burdensome Condition).

“Parent Material Adverse Effect” means any event, change, occurrence, condition, development, circumstance, fact or effect that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), business operations or results of operations of the Public Parent, Parent, Merger Sub and their respective Subsidiaries (taken as a whole); provided, however, that none of the following shall be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur:

(a) any event, change, occurrence, condition, development, circumstance, fact or effect in general economic, regulatory or business conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;

(b) any event, change, occurrence, condition, development, circumstance, fact or effect in the financial, credit, banking or securities markets in the United States or any other country or region in the world (including any disruption thereof and any decline in the price of any security or any market index) and including changes or developments in or relating to currency exchange or interest rates;

(c) any event, change, occurrence, condition, development, circumstance, fact or effect that is generally applicable to the industries or markets in which the Company or any of its Subsidiaries operate;

(d) the negotiation, execution or delivery of this Agreement and the performance by Public Parent, Parent and Merger Sub and their Subsidiaries of their obligations hereunder or the public announcement as to the identity of the parties hereto or pendency of the Merger or any of the other Transactions, including the impact of the foregoing on relationships, contractual or otherwise, with customers, suppliers, distributors, financing sources, business partners or employees of Public Parent, Parent and Merger Sub and any of their Subsidiaries, or any Transaction Litigation; provided that the exceptions in this clause (d) shall not apply with respect to references to “Parent Material Adverse Effect” in any representation or warranty set forth in Section 4.4 or in the conditions set forth in Article IX with respect to such representations and warranties;

(e) changes in IFRS (or interpretations thereof by any Governmental Entity);

(f) changes in any Laws (or interpretations thereof by a Governmental Entity);

(g) any failure by Public Parent, Parent or Merger Sub to meet any internal or public projections or forecasts or estimates of revenues or earnings; provided that any event, change, occurrence, condition, development, circumstance, fact or effect (not otherwise excluded under this definition) underlying such failure may be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur;

(h) any event, change, occurrence, condition, development, circumstance, fact or effect resulting from political conditions (or changes in such condition), acts of war (whether or not declared), civil disobedience, sabotage, terrorism, military or para-military actions or the escalation of any of the foregoing (including cyberattacks), any weather event or natural disaster, or any outbreak of illness or other public health event (including COVID-19 or any COVID-19 Measures) or any other force majeure event in the United States or any other country or geographic region in the world;

(i) any actions expressly required to be taken by Public Parent, Parent or Merger Sub or any of their Subsidiaries or their or their respective Representatives pursuant to this Agreement (except for any obligation to operate in the Ordinary Course of Business) or any actions taken by Public Parent, Parent or Merger Sub or any of their Subsidiaries or their or their respective Representatives with the Company’s express prior consent or at the Company’s express written request; provided that the exceptions in this clause (i) shall not apply with respect to references to “Parent Material Adverse Effect” in any representation or warranty set forth in Section 4.4 or in the conditions set forth in Article IX with respect to such representations and warranties;

(j) a decline in the market price or trading volume of the Public Parent Shares on the NYSE; provided that any event, change, occurrence, condition, development, circumstance, fact or effect (not otherwise excluded under this definition) underlying such decline in market price may be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur; or

(k) changes or potential changes in Public Parent’s, Public Parent’s, Parent’s or Merger Sub’s credit rating or other rating of financial strength; provided that any event, occurrence, condition, change, development, circumstance, fact or effect (not otherwise excluded under this definition) underlying such changed rating may be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur;

provided, however, that in the case of the foregoing clauses (a) through (c) and clauses (e), (f) and (h), such matters shall be taken into account to the extent that any such matters disproportionately impact Public Parent, Parent or Merger and their respective Subsidiaries relative to other businesses in the industries in which the Public Parent, Parent or Merger and their respective Subsidiaries operate or participate, but only to the extent of such disproportionate impact.

“Parent Non-Recourse Related Party” has the meaning set forth in Section 10.5(f).

“Parent Termination Fee” has the meaning set forth in Section 10.5(d).

“Parties” has the meaning set forth in the Preamble.

“Per Share Cash Consideration” has the meaning set forth in Section 3.1(b).

“Per Share Mixed Consideration” has the meaning set forth in Section 3.1(b).

“Per Share Public Parent Stock Amount” has the meaning set forth in Section 3.1(b).

“Per Share Stock Consideration” has the meaning set forth in Section 3.1(b).

“Permitted Confidentiality Agreement” has the meaning set forth in Section 8.3(b)(i).

“Permitted Encumbrances” means: (a) Encumbrances for current Taxes or other governmental charges not yet due and payable and for which appropriate reserves have been established in accordance with GAAP (to the extent required), on the Company’s financial statements, or that the Person subject to such Taxes or other governmental charges is contesting in good faith by appropriate proceedings and for which adequate reserves have been established and maintained in accordance with GAAP (to the extent required); (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the Ordinary Course of Business which are not yet due and payable and for which appropriate reserves have been established in accordance with GAAP (to the extent required), on the Company’s financial statements, or the validity or amount of which is being contested in good faith by appropriate proceedings; (c) other imperfections in title that do not, individually or in the aggregate, materially impair the continued use, operation or value of the specific parcel of Leased Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as currently conducted; (d) Encumbrances arising under or relating to applicable securities Laws; (e) with respect to the Company and its Subsidiaries, Encumbrances arising under or relating to this Agreement or any of the Organizational Documents of the Company or any of its Subsidiaries, respectively; (f) Encumbrances incurred in connection with any purchase money security interests, container leases, equipment leases or similar financing arrangements; (g) the rights of lessees of equipment (including containers) pursuant to leases and direct finance leases entered into by the Company and its Subsidiaries in the Ordinary Course of Business; and (h) any Encumbrances set forth in Section 1.1(b) of the Company Disclosure Schedule.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” (a) has the meaning set forth in the definition for any similar term (e.g., “personal data” or “personally identifiable information”) in any applicable Law, including GDPR or UK GDPR, (b) any other information that identifies or would reasonably be used to identify an individual and (c) any other personal information that is subject to any applicable Laws.

“President” has the meaning set forth in the definition of “CFIUS Clearance.”

“Privacy and Security Policies” has the meaning set forth in Section 4.18(f).

“Proceeding” means any action, charge, cause of action, claim, demand, litigation, suit, investigation by a Governmental Entity, review, grievance, citation, summons, subpoena, inquiry, audit, examination, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Proxy Statement/Prospectus” has the meaning set forth in Section 8.6(a)(i).

“Public Parent” has the meaning set forth in the Preamble.

“Public Parent Approvals” has the meaning set forth in Section 5.4(a).

“Public Parent Class A Senior Preferred Shares” means the class A senior preferred shares (issuable in series) of Public Parent.

“Public Parent Class B Junior Preferred Shares” means the class B junior preferred shares (issuable in series) of Public Parent.

“Public Parent Class B Multiple Voting Shares” means the class B multiple voting shares of Public Parent.

“Public Parent Class C Non-Voting Shares” means the class C non-voting shares of Public Parent.

“Public Parent Reports” means the reports, forms, and other statements and documents required to be or are otherwise filed with or furnished to the Canadian Securities Regulators and the SEC by Public Parent, including any amendments thereto.

“Public Parent Shares” means the class A exchangeable subordinate voting shares of Public Parent.

“Registered” means registered with, issued by, renewed by or the subject of a pending application before any Governmental Entity.

“Registrar” has the meaning set forth in Section 1.2.

“Registration Statements” has the meaning set forth in Section 8.6(a)(i).

“Regulatory Approvals” has the meaning set forth in Section 9.1(b).

“Representative” means, with respect to any Person, any director, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee (including any officer), director, financing source, consultant, investment banker, financial advisor, legal counsel, attorney-in-fact, accountant or other advisor, agent or other representative of such Person, in each case acting in their capacity as such.

“Requisite Company Vote” means the affirmative vote (in person or by proxy) of more than 50% of the Shares and Company Preference Shares, voting together as if they were a single class, that are present (in person or by proxy) at the Company Shareholders Meeting at which at least 50% of the total issued voting shares in the Company are present in person or by proxy, in favor of the approval of this Agreement, the Statutory Merger Agreement and the Merger.

“Restricted Affiliates” means (i) Brookfield Infrastructure Partners L.P., together with its Subsidiaries, (ii) Brookfield Infrastructure Fund V GP LLC, together with its controlled investment vehicles and (iii) Public Parent, together with its Subsidiaries, in each case, excluding, for the avoidance of doubt, after the Closing, the Company and its Subsidiaries.

“Rollover Agreements” means the agreements entered into prior to the Closing Date between Parent and the Rollover Investors relating to any Rollover Shares.

“Rollover Investors” means (i) the Persons set forth on Section 1.1(c) of the Company Disclosure Schedule and (ii) any other Person who enters into a Rollover Agreement prior to Closing.

“Rollover Shares” means the Shares contributed to Parent by the Rollover Investors in accordance with the terms of the applicable Rollover Agreement.

“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any comprehensive sanctions (at the time of this Agreement, Cuba, Iran, North Korea and Syria, and the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and the Crimea regions of Ukraine, and the non-government controlled areas of Ukraine in the oblasts of Kherson and Zaporizhzhia).

“Sanctioned Person” means any Person targeted by sanctions laws, including (a) any Person identified in any sanctions list maintained by (i) the United States (including through the Department of the Treasury’s Office of Foreign Assets Control or the Department of State); (ii) the United Kingdom; (iii) the United Nations Security Council; or (iv) the European Union or any European Union member state; (b) any Person located, organized, or resident in, or a Governmental Entity or government instrumentality of, any Sanctioned Country; (c) any Person directly or indirectly, individually or in the aggregate, owned 50% or more, or controlled by, or acting for the benefit or on behalf of, one or more Person(s) described in clause (a) or (b) above; or (d) any Person identified on the U.S. Department of Commerce’s Denied Persons List, Unverified List, Entity List, the Military End User List or the U.S. Department of State’s Debarred List.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Series A Preference Shares” has the meaning set forth in the definition of “Company Preference Shares.”

“Series B Preference Shares” has the meaning set forth in the definition of “Company Preference Shares.”

“Series C Preference Shares” has the meaning set forth in the definition of “Company Preference Shares.”

“Series D Preference Shares” has the meaning set forth in the definition of “Company Preference Shares.”

“Series E Preference Shares” has the meaning set forth in the definition of “Company Preference Shares.”

“Share” means any common share of the Company, par value $0.01 per share.

“Software” means any computer program, application, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components thereof, and all documentation relating thereto.

“Solvent” has the meaning set forth in Section 6.7.

“Statutory Merger Agreement” has the meaning set forth in the Recitals.

“Stock Designated Shares” has the meaning set forth in Section 3.2(e)(ii)(B).

“Stock Election Shares” has the meaning set forth in Section 3.2(b).

“Subsidiary” of a Person means a corporation, partnership, limited liability company or other business entity of which a majority of the shares of voting securities is at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such Person; provided that, in the case of Brookfield Infrastructure Partners L.P. and Public Parent, the term “Subsidiary” means only BUUK Infrastructure No 1 Limited and Nova Transportadora do Sudeste S.A.

“Superior Proposal” means a bona fide, written Acquisition Proposal that would result in a Person or Group becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis) or more than 50% of the total voting power of the equity securities of the Company that the Company Board has determined in its good-faith judgment (after consultation with its financial advisor(s) and outside legal counsel) (a) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial (including financing terms), timing, regulatory and other aspects and conditions and risks of such Acquisition Proposal and the Person making such Acquisition Proposal and (b) if consummated, would result in a transaction more favorable to the Company’s shareholders from a financial point of view than the Transactions (after taking into account any revisions, changes, modification, adjustments and amendments to the terms and conditions of this Agreement proposed by Public Parent and Parent in response to such Acquisition Proposal (including pursuant to Section 8.3(f))).

“Surviving Company” has the meaning set forth in Section 1.3.

“Surviving Company Common Shares” has the meaning set forth in Section 3.6.

“Tail Period” has the meaning set forth in Section 8.13(b).

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation.

“Target Liquidity” has the meaning set forth in Section 8.1(c).

“Tax Returns” means any return (including any information return), report, statement, declaration, estimate, schedule, form, election, certificate or other document or information filed or required to be filed with any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax and any attachments thereto or amendments thereof.

“Taxes” or “Tax” means any federal, state, local, or non-U.S. or other tax (including any net income tax, gross income tax, franchise tax, capital gains tax, gross receipts tax, gross profits tax, branch profits tax, value-added tax, surtax, estimated tax, employment tax, unemployment tax, national health insurance tax, excise tax, estimated tax, alternative or minimum tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, service tax, property tax, business tax, withholding tax or payroll tax), impost, tariff, duty, levy, assessment, or other tax or charge in the nature of a tax, imposed, assessed or collected by or under the authority of any Governmental Entity, together with any interest, penalties, or additions to tax with respect thereto.

“Taxing Authority” means the IRS or any other Governmental Entity having competent jurisdiction over the assessment, determination, collection or imposition of any such Taxes.

“Total Cash Amount” has the meaning set forth in Section 3.1(b).

“Total Stock” has the meaning set forth in Section 3.1(b).

“Total Stock Value” has the meaning set forth in Section 3.1(b).

“Trade Secrets” means a “Trade Secret” as such term is defined in the Uniform Trade Secrets Act.

“Trademarks” means trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same.

“Transaction Litigation” has the meaning set forth in Section 8.16.

“Transactions” means, collectively, the transactions contemplated by this Agreement and the Statutory Merger Agreement, including the Merger.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, recording, value added, registration and other similar Taxes and all conveyance fees, recording fees and other similar charges.

“Treasury Regulations” means the regulations promulgated under the Code by the U.S. Department of Treasury.

“Triton Affiliated Group” means each member of the “affiliated group” of corporations within the meaning of Section 1504(a)(1) of the Code of which Triton Container International Incorporated of North America is the common parent.

“TSX” means the Toronto Stock Exchange.

“Unvested Company Equity Award Consideration” has the meaning set forth in Section 3.4(c).

“Unvested Company Restricted Share Consideration” has the meaning set forth in Section 3.4(a).

“Unvested Company RSU Consideration” has the meaning set forth in Section 3.4(b)(i).

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person of which all of the equity or ownership interests of such Subsidiary are directly or indirectly owned or controlled by such Person.